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REGISTRANT'S NAME British Land Company plc

*CURRENT ADDRESS 10 Cornwall Terrace
Regent's Park
London NW1 4QP
United Kingdom

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DATE : 8/1/03

Annual Report & Accounts 2002



The British Land Company PLC

British Land is proud to be a sponsor of the Royal Ballet School, renowned as one of the great academies of talent in the world of classical dance. The School has close links with choreographers, companies and directors from all corners of the globe. Sir Anthony Dowell, who recently retired after fifteen years as Director of the Royal Ballet, began his career here as a young pupil. Darcey Bussell and Jonathan Cope are two stars of the modern era who graduated from the Royal Ballet School and rose to become Principal Dancers at the Royal Ballet.

In its present form, the Royal Ballet School is very much the vision of one remarkable woman: Dame Ninette de Valois (1898-2001). Within a decade of its establishment, the School was honoured by the granting of a Royal Charter and in 1997 it celebrated its Golden Jubilee. It now stands on the cusp of a new era with the imminent opening of a new School in Floral Street, Covent Garden. Adjacent to the Royal Ballet's headquarters at the Royal Opera House, to which it will be linked by a symbolic 'Bridge of Aspirations'. The new building offers 45,000 sq ft of state-of-the-art facilities including five studios and a suite of classrooms for academic study.

In 2001 a record 85% of graduating students won contracts with leading national and international companies. They will have been well prepared for the arduous careers ahead of them. Performance is an integral part of the Royal Ballet School's programme and as a taste of things to come, there is an annual concert in front of a capacity audience at the Royal Opera House.

'There are very few truly great institutions,' says Gailene Stock, the present Director of the Royal Ballet School. 'If a nation's soul is its culture, and its art a defining part of that culture, then the responsibility for maintaining the best in art is a challenge to which only a few can genuinely aspire. This is our goal - and the reason why the Royal Ballet School continues to dedicate itself to the discovery of the finest talent.'

The photographs of the Royal Ballet School (and accompanying observations) are by Chris Nash, who covered the assignment. He has a rare ability to capture the crucial moments of a ballet, the climax of a sequence of steps, the precise and defining gesture. 'The instant you see a Chris Nash photograph, you know an artist is at work,' said Allen Robertson writing in *The Times*.

As a photographer you become very aware of the physicality of dance, the thrill of it all, the energy. You hear them taking

Contents

Quick reference



Highlights

Net Asset Value* undiluted up **3.9%** to **833 pence** per share (2001: 802 pence).

Net Asset Value* per share fully diluted up **3.7%** to **803 pence** (2001: 774 pence).

Net Asset Value* fully diluted, post expected redemption of £323 million Convertible Bonds (announced on 16 May 2002), rises a further **11 pence** to **814 pence** per share.

Profits before tax up **96%** to **£171.3 million** (2001: £87.5 million post-exceptional).

Earnings per share up **161%** to **30.8 pence** (2001: 11.8 pence post-exceptional).

Final Dividend up **8.9%** to **8.6 pence** per share (2001: 7.9 pence). The total distribution for the year is up **7.8%** at **12.4 pence** (2001: 11.5 pence).

*NAV adjusted to exclude the effects of the FRS 19 deferred tax provision relating to capital allowances, but to include the external valuation surplus on development and trading properties.

Net Rents up **5.8%** to **£477 million,** including share of joint ventures (2001: £451 million).

Portfolio Valuation up **0.8%** (on a like for like basis) to **£9.3 billion.**

Continued Portfolio Management and Development with profitable sales of **£378 million,** purchases of **£608 million** and development expenditure of **£157 million.**

Rental Income


550
500
450
400
350
300
250
200
98
99
00
01
02
British Land Group
Net rents
Gross rents
Share of joint ventures
Net rents
Gross rents

The Royal Ballet School has launched many a brilliant career, but is very much the vision of one remarkable woman. Dame Ninette de Valois (1898-2001) inspired her pupils to 'respect the past, herald the future but concentrate on the present'.

'Ballet students take direction every day of their lives so, for a photographer, they're very easy to work with. You can be very specific about what you're looking for, but they quickly take



Introduction

The British Land Company PLC is registered in London and listed on the London Stock Exchange.

The Group invests in prime properties and its portfolio is valued at £9.3 billion. The majority of the portfolio is directly owned and managed; the balance is held in joint ventures and partnerships, of which British Land's share is valued at £1.7 billion.

The portfolio continues to focus on areas where the principles of supply and demand are strong. Some 43% is in Central London offices, 35% in out of town retail property, and the current development programme provides significant investment opportunities in these areas; altogether 99% of the Group's portfolio is in the UK.

The principal revenue source for the Group is rental income. Current net annualised rents amount to £525 million, including British Land's share of joint ventures. The Group has an efficient capital structure with optimal gearing to enhance returns on equity. The ratio of debt to assets is maintained at or around 50%, while preserving a strong financial position in terms of recurring interest cover and available liquidity. British Land's financing is risk averse with a long debt maturity and low average cost of debt. The Group's policy is to maintain around 85% of debt hedged against movement in interest rates.

Away from the property market, the Group has many interests in the arts, sport and education. We are particularly pleased to provide support and facilities for young people and one of the many beneficiaries of sponsorship by British Land is the Royal Ballet School. The theme of the 2002 Annual Report is the tremendous work done by the School in training its students for a career in classical ballet.

The Royal Ballet School has a global reputation as a teaching institution and centre of excellence. It attracts students from all over the world, and is the principal source of dancers for the Royal Ballet and Birmingham Royal Ballet. At any one moment the School will be training some 200 students for a career in classical ballet.

'There's a very fine level of detail in training – the angle of an arm, the way the head is held, the curve of the back, how a hand turns

Corporate Strategy

British Land's opportunistic but risk-averse strategy seeks to achieve long-term growth in shareholder value by:

- **focusing on prime assets** in the office and retail sectors;
- **creating exceptional long-term investments** with strong covenants, long lease profiles and growth potential;
- **enhancing property returns** through active management and development; and
- **maximising equity returns** through optimal financing and joint ventures.

The key to high returns is flexibility, both in terms of business organisation and financing to take advantage of shifts in the property market.

'Dance, dance, dance little lady.
Leave tomorrow behind.'

Chairman's Statement

1





Chairman's Statement

In the year to 31 March 2002, British Land earned record pre-tax profits of £171.3 million and net assets rose to the record level of 833p per share and 803p fully diluted. After the convertible buy-back announced on 16 May, the NAV per share on a fully diluted basis would rise to 814p.

Rents are the principal source of our revenue and, for the first time, gross rents exceeded half a billion pounds at £514 million, with net rents at £477 million. Joint ventures brought in £36 million and sale of fixed assets, including the Haslemere shares, produced £37 million. The 26th successive year of property trading profits this time contributed £6.8 million.

In the light of these results the Board is recommending a final dividend up 8.9% to 8.6p per share, making a distribution for the year of 12.4p per share, and the 23rd successive year of increasing payouts. With rental reversions to come of some £88.5 million we expect to sustain a higher rate of dividend growth.

Notable Events in the Year

The £323 million 6.5% Convertible Bonds 2007 are being redeemed, removing the potentially dilutive issue of 48.1 million shares. A £575 million securitisation was completed on 35 Sainsbury supermarkets at 6.8% with an average term of 17 years and an £825 million securitisation on Meadowhall, at 5.5% with an average term of 21 years.

The 543,000 sq ft development at Plantation Place, London EC3 is now under construction with a 375,000 sq ft pre-let to Accenture. Planning consent was obtained for a 162,400 sq ft office building at 10 Exchange Square (formerly 83,000 sq ft Hamilton House) at Broadgate, London EC2. Abbey National's new 200,000 sq ft headquarters was completed at Regent's Place, London NW1.

A new joint venture, BL Davidson, was formed to own the £488 million Asda Property Holdings which has a portfolio of offices and retail warehouses.

Children selected for the Royal Ballet School need to show not just a gift for dance but also a physique suitable for classical ballet and the motivation to perform in a highly competitive environment. Younger students (ages 11-16) are taught at White Lodge, Richmond; the Upper School (16-18) is soon to move to new studios in Floral Street, Covent Garden.

'The human body does not assume these forms by accident. It is worked on and worked on. Several centuries of fine tuning have gone into making classical ballet what it is today.'

Swindon Orbital Shopping Park was purchased for an anticipated total of £53 million. Total property purchases were £608 million and property sales in the year were £378 million.

The Portfolio

After strong growth in the previous year, this latest year has produced more modest gains in the portfolio, which has risen 0.8% (2001: 6.7%), in money terms a rise of £72 million.

City of London offices, having risen 19.7% in the previous year, relinquished some of that increase with a decline of 2.2%. Shopping centres were unchanged. Supermarkets were up 6.5%, retail warehouses up 3.8%, shops up 3.4%. Our continuing investment in the residential sector again had good growth, being up 6.3%.

We remain entirely confident that our prime assets, Broadgate and Meadowhall, will bring further rewards to shareholders. Value does not accrue evenly in the property business, and high transaction costs, particularly Stamp Duty, inhibit and penalise rapid changes of direction. We believe that our selected mix of assets can collect the best of the upwards trend now under way. We multiply actual property performance by employing debt to add growth to shareholders' funds, so that with the benefit of retained profits, a portfolio rise of under 1% has translated into a net asset per share rise of 3.7%.

The business continues to suffer the consequences of UK fiscal policy for property companies, notably in the potential burden of Stamp Duty and contingent tax. However these two items together do provide about £800 million of 'free' funding to shareholders, who have the use of this amount only on the basis of the Company's continuance. The 'mark to market' element of our debt, with other early repayment costs, amounts to a further £304 million of extra funding which also is dependent on the business being on-going.

It is salutary that prospective Stamp Duty now accounts for no less than £370 million as a deduction from our latest valuation. This is a retrospective anti-savers tax – we are mostly owned by institutions looking after small investors' money – and uncertain, because it can be raised at any time. Government is savaging liquidity in property with little or no reward to show for it.



Managing Property

In addition to British Land's own portfolio, major British companies such as Tesco, Scottish & Newcastle, House of Fraser and GUS have entrusted £3.2 billion of their property assets to British Land's property management skills through joint ventures. We manage the continuing expansion of 15 current joint ventures and expect to add more of these useful fee-earners in the future.

Broadgate Estates, our own specialist building and estate management company, provides its services to British Land and to more than 60 clients in Greater London. Over half its profits arise from outside the Group.

We continue to investigate and promulgate technology opportunities for property. Current projects include Asite (on-line construction procurement), Go Shop (Meadowhall loyalty card), Pisces (standardised information exchange), Propex (on-line property market) and HSO (high speed cabling for offices, jointly with other landlords). Our policy remains cautious, but we have the scope for economies of scale afforded by portfolio size. We are not afraid to put our resources and energies to good use, especially now that the technology sector has been subjected to such heavy rationalisation.

Developments take many years from concept to completion, particularly as they often involve at the outset site assembly, negotiations with existing tenants, and then of course the planning process coupled with design, all before actual construction can start. Over 1.2 million sq ft of developments were completed during last year, with an estimated rental value of £25 million at a total construction cost of £188 million. The main projects were 350 Euston Road, London NW1, where lettings are well advanced, and the new headquarters for the Abbey National at 2/3 Triton Square, London NW1.

The current development programme now stands at 8.3 million sq ft with total construction costs of £1.6 billion in 26 projects. Development is lucrative but not quickly accomplished. We have to have committed money available to meet development costs and to service related loans and without endangering our ability to pay – and raise – dividends throughout the non-earning, pre-construction stages and during building.

Managing Finance

Property investment, management, trading and development are only part of our job. Optimising the liability side of our balance sheet is just as important.

The Royal Ballet School maintains strong links with directors of ballet companies from all over the world. In 2001, a record 85% of graduate students won contracts with leading national and international companies. The Royal Ballet and Birmingham Royal Ballet take most of their corps de ballet entrants from the School.

'They make it look so easy and natural. It's not'



A range of financing techniques has enabled the Company to sustain its £9.3 billion portfolio on an equity base of only £4.3 billion. Since 1980, this capital base has expanded from £119 million to over £4 billion with only 24% of that expansion subscribed by shareholders. The remainder, £3.2 billion, has been generated by management from asset and profit growth within the business.

Securitisations during the last three years on Broadgate, on 35 Sainsbury superstores and on the Meadowhall Shopping Centre, have tapped an entirely new source of funding for £2.9 billion, and we will be able to extract more on these assets. The Company has also retained access to unsecured bank facilities totalling £1.9 billion, all on uniform loan documentation.

We run our debt and bank facilities so that, without impairing essential liquidity, we were able to afford to fund from our own resources early repayment of some £725 million in Unsecured Bonds and 6.5% Convertible Bonds to reduce debt servicing costs. With the Convertible, which had a call provision built in some 5 years ago, we were able to cut interest charges and also to remove the dilutive effect of the potential issue of 48.1 million shares arising from conversion.

Debt management in British Land is planned on a strategic and cautious approach with regard to variable interest rates. 95% is at fixed or capped rates, and wherever possible our finance is long-term; the weighted average debt maturity is now 19.8 years and the average interest rate is 6.62%, falling to 6.5% when the Convertible is redeemed.

In our counter-cyclical business the most advantageous purchases become available at unpropitious times when sentiment is against property investment. We need accessible funding to protect shareholders – and to pick up bargains for them. It is in the nature of all markets that growth occurs irregularly in spurts and spikes, and in ours neither rental shifts nor yield changes arise in smooth progression. Our best acquisitions can take time to prove their merits through periods of fluctuation in tenant and investor demand, and through perceived demographic shifts. British Land's size and financial muscle allow it to grasp the opportunities and hold assets through the germination period.

Strategic Management

Management at British Land has established a clearly entrepreneurial but risk-averse strategy:

- To focus on prime assets in the office and retail sectors.
- To create exceptional long-term investments with strong covenants, long lease profiles and growth potential.
- To enhance property returns through active management and development.
- To maximise equity returns through optimal financing and joint ventures.

To that may be added an opportunistic approach to a deal through a willingness to pursue real estate investments in other forms, such as the share stakes in Haslemere and Selfridges, which together have brought in realised gains of over £64 million over the last two years.

Property is a long-term business. With investment properties there will often be a holding period before purchase and improvement costs are absorbed, and the rewards of quality discerned at the outset can be turned into higher value. And higher value there will be: we have not lost our touch.

Companies which have been tempted by short-term prospects in unproven, fashionable activities elsewhere have lost a lot of money. By contrast, well located modern properties let on long leases to reliable tenants bring strong downside protection to the balance sheet, and if well chosen and imaginatively managed, have excellent upside potential.

Broadgate is a case in point. We acquired it in tranches in 1982, 1991, 1994, 1995, 1996, 1997, 1998 and 1999, initially through unravelling a highly intricate corporate situation. Broadgate cost £1.9 billion and is now producing an annual income of £156 million, with a current estimated rental value of £191 million. It has been financed through securitisations to the extent of £1.68 billion (with scope for more) and has risen in value by £900 million. The public and retail

All students are boarders. At White Lodge, the daily two-hour ballet class is sandwiched by four hours of academic study leading up to GCSE. In 2001, the School enjoyed a 94.4% pass rate, averaging eight passes per student. In the college-like atmosphere of the Upper School, ballet training is balanced with A-level studies. Students achieved a 100% pass rate in 2001.

'As a performer you have to take control of the stage and draw the audience to you.'





spaces of this 32 acre site are going through a major £40 million enhancement programme. Hamilton House (83,000 sq ft) is being demolished and rebuilt as 10 Exchange Square to provide 162,400 sq ft, and in other perimeter areas we are able to add even more extra space.

A similarly active approach has been adopted at Regent's Place, where initial corporate purchases in 1984 and 1987 were followed by extensive demolition and redevelopment of the 1960s offices and shops, and their continuing replacement, providing to date 1 million sq ft of new buildings with attractive public spaces and modern facilities. There is potential for considerably more. Throughout our period of ownership there has been capital growth. The rental growth has serviced our investment without deficit.

Share Buy-Backs

Further to the comments in my Chairman's Statement last year, I want to emphasise again and expand upon our policy towards share buy-backs.

Our function is to maximise long-term returns for all shareholders. In achieving this objective, we believe there are two circumstances where share buy-backs should be considered, and I would like to make the Board's views on both absolutely clear.

The first is if we have surplus capital. In this circumstance, we are totally committed to return such capital to shareholders by the most effective means available at the time.

The second is when the share price is at a level that offers a good, low risk investment opportunity. Here we are committed to buy back shares if at any time we feel that net asset and earnings per share enhancing buy-backs offer better returns than new property investment. Funds are available, or can be made available, for instance by asset sales.



Because of the stresses that classical ballet places on the body, fitness and body conditioning are vitally important at every stage. In the final years of their training, male students will be working on developing their upper-body strength so they can excel in the pas de deux.

'You can feel the strength in the muscles. There is a fine balance in classical ballet between wafer-thin delicacy and sheer athletic power.'

The other aspect to our share buy-back policy is our policy on share issuance. So I want to be absolutely clear here too, that we do not presently foresee any requirement for extra equity in the business.

Corporate and Social Responsibilities

We devote considerable attention to the management of environmental matters and the wider aspects of our corporate and social responsibilities. It is pleasing to be able to report that British Land was placed first among the property sector in both the Business in the Community and the Property and Environment Group's latest annual ratings. We aim for the highest standards through our ongoing rolling programme.

It is now time that the various constituents of the environmental lobby reach agreement over the questions to which they seek answers. Government has given a lead on this. At the moment we receive a proliferation of questionnaires, each just a bit different, from a multiplicity of bodies. This should be codified and then we could all put the responses on our websites in an environmentally friendly way. Environmentalists must practise green policies in their own endeavours as well as preach. This is a real chance for them to show that 'more could be less'.

This year we have again sponsored the British Land UK Chess Challenge for 56,000 schoolchildren, and British Skiing, which had its best ever Olympic performance. For London Zoo we designed and printed an educational broadsheet and sent it to 30,000 primary schools, where it has been well received by children and teachers.

Prospects

I cannot recall a time since the late 80s when there was greater enthusiasm for investing in property. Good property assets are in short supply in the market. Though there has been some weakness in rents, the investment side has remained firm in the expectation that yields will fall and that further capital appreciation will thus arise in addition to normal growth.

British Land has a blended portfolio of high quality, divided primarily between the office and retail sectors, a wise choice for shareholders. We remain, as I have said before, well placed to get the best of whatever growth is going.

Board and Management

Cyril Metliss will be standing down from the Board at the 2003 Annual General Meeting and I am glad that he will remain a director of a number of subsidiaries.

Graham Roberts, who joined us at the start of the year, became Finance Director on 31 March 2002. His extensive professional experience covered a variety of property interests, and we are glad to have him as a senior member of our executive management.

We are pleased that we are retaining the experience and expertise of his predecessor, John Weston Smith, who remains an executive director and Chief Operating Officer.

My thanks go to them and my other colleagues, executive and non-executive, on the Board and on the Boards of our management subsidiaries. Our teams at Head Office and at Broadgate, Meadowhall and our other outposts have made a major contribution this year, as have all the outsourced professionals and agents on whom we extensively rely. I thank them all.



John Ritblat Chairman
28 May 2002



'I just put my feet in the air and move them around.'
Fred Astaire

Financial Review

2



Financial Review

Operating performance

Profit before tax rose by £83.8 million to £171.3 million (2001: £87.5 million), including our 50% share of joint venture profits. Profit after tax rose from £61.2 million to £159.4 million.

Total return on adjusted basic net assets was £231.7 million, representing 5.5% for the year. The portfolio valuation including our share of joint ventures rose by 0.8% on a like for like basis.

The table opposite analyses the contribution to gross rental income and to total return for the year between the British Land Group and our share of joint ventures. The Group contributed 77.6% of total return (2001: 97.5%). Joint ventures contributed 19.2% (2001: 18%) of gross rental income and 22.4% (2001: 2.5%) of total return in the year.

Analysis of Gross Rental Income and Total Return†

	Group £m	Joint Ventures £m	Total £m
Gross rental income	415.3	98.5	513.8
Operating profit	363.6	88.6	452.2
Net interest payable	(251.8)	(66.1)	(317.9)
Income return	111.8	22.5	134.3
Disposals of fixed assets	39.5	(2.5)	37.0
Revaluation and other surpluses	37.5	35.2	72.7
Capital return	77.0	32.7	109.7
Taxation*	(9.0)	(3.3)	(12.3)
Total return 2002	179.8	51.9	231.7
Total return 2001	600.3	15.3	615.6

† This analysis combines the results of the Profit and Loss account and Statement of Total Recognised Gains and Losses and includes unrealised gains.

* Taxation is adjusted to eliminate the FRS 19 capital allowance effects and includes taxation arising on asset disposals.

Rental income

Group gross rental income grew by £25.2 million to £415.3 million and our share of joint venture gross rents grew £13 million to £98.5 million. Group net rents grew by £14.8 million to £386.6 million. The increase in rents was after the effect of acquisitions in the current and prior year (£18 million), rent reviews settled and new lettings (£18.4 million) and reduced by sales of properties in the current and prior years (£16.6 million). British Land's share of the net rents of joint ventures rose from £79.5 million to £90.3 million.

Disposals

Group investment property disposals during the year realised gains of £14.9 million (2001: £7.4 million) over their book values. In addition, the Group sold its stake in Haslemere NV in March 2002 for £93.1 million, realising a profit on its investment of £25.6 million against book value, overall a 51.3% return on cost.

Interest

Net interest costs including share of joint ventures rose to £317.9 million from £311.3 million in 2001. Group net interest payable increased by only 0.9% to £251.8 million (2001: £249.6 million) despite an increase in net debt of 3.3% from £3,716.8 million to £3,840.4 million. This reflects the benefit of debt restructuring including the Group's repurchase of unsecured bonds in May 2001, which were replaced by less expensive finance. Interest capitalised on developments was £5.9 million (2001: £4 million).

The core interest cover of 1.53 times (Group net rents to Group net interest) compares to 1.49 times in 2001. At 31 March 2002 the average cost of debt was 6.62%. After the buy back of the 6.5% Convertible Bonds 2007 announced for June 2002, the interest rate reduces to 6.5%.

The Group's share of joint ventures' net interest payable was £66.1 million compared to £61.7 million in 2001. The average joint venture interest cover (net rents/interest on external debt) was 1.81 times (2001: 1.74 times).

Taxation

FRS 19, Accounting for Deferred Taxation has been implemented for the current year and the comparative has been restated. The Group charge comprises a current year corporation tax charge of £7.4 million, deferred tax of £22 million and £6.3 million attributable to joint ventures, equivalent to a current year charge of 20.8%. This charge has then been reduced by £23.8 million as a result of the satisfactory resolution of items relating to earlier accounting periods. The overall charge of £11.9 million represents a tax rate of 6.9%.

The tax which would arise on the disposal of properties and investments at their current market value is estimated at £510 million, after taking account of available losses and provisions, which is more fully explained in the notes to the balance sheet. The basis of calculating contingent tax has changed as a result of FRS 19.

Dividends and earnings
The Directors propose a final dividend of 8.6 pence per share, making a total dividend of 12.4 pence per share in the year, an increase of 7.8%.

Basic earnings per share rose by 161% to 30.8 pence per share (2001: 11.8 pence per share). On a fully diluted basis earnings have increased to 30.2 pence per share (2001: 11.8 pence per share).

Adjusted earnings per share in 2002 have increased by 136% to 32.1 pence per share (2001: 13.6 pence per share). On a fully diluted basis adjusted earnings have increased to 31.5 pence per share (2001: 13.6 pence per share).

Cash Flow
Net cash inflow after taking into account dividends received, net interest and tax paid was £98.8 million. Sales of properties and investments realised £307.3 million. Investment in properties, amounted to £426.1 million of which £125.2 million related to developments. The investment in the BL Davidson joint venture was £72.2 million.

Securitisations raised £1.4 billion which was used substantially to reduce bank and other borrowings.

Financial Position

Adjusted net assets
Adjusted net asset value is defined as net assets adjusted to include the revaluation surplus on trading and development properties and to exclude deferred taxes provided on capital allowances, where no tax payment is expected to crystallise.

In 2002, adjusted net asset value rose by 4% to £4,320.8 million (2001: £4,153.4 million).

Adjusted Net Asset Value per share
Adjusted net asset value per share grew by 31 pence to 833 pence (2001: 802 pence). Adjusted fully diluted net asset value per share was up by 3.7% to 803 pence (2001: 774 pence).

The Company has announced that it will redeem the 6.5% Convertible Bonds 2007 on 24 June 2002. The pro forma impact on fully diluted adjusted net asset value per share of this redemption is to increase it by 11 pence from 803 pence to 814 pence. This assumes no conversion occurs of the Bonds prior to redemption.

Properties
2002 has been another active year. A comprehensive report is included in the Property Review. The valuation uplift at 31 March 2002 represented a 0.8% increase on a like for like basis on the previous year.

Our approach to property development is unchanged and developments are undertaken in controlled stages with construction commitments made either on pre-let or on anticipated market demand. At 31 March 2002 our committed future development expenditure totalled £336 million.

Performance benchmarking
For several years the Group has used Investment Property Databank (IPD) to provide independent benchmarking of property returns as one tool in assessing portfolio performance.

The statistics provided below relate to ungeared total property returns of the Group, excluding joint ventures and overseas properties, in comparison to the index of fund performance.

Adjusted Net Asset Value per share


£m
850
800
750
700
650
600
550
500
450
400
98
99
00
01
02
Diluted
Basic

Ungeared Total Returns

	British Land % pa	IPD* % pa	Threshold to enter IPD Upper Quartile % pa
10 years to 31 March 2002	12.8	10.8	11.4
1 year to 31 March 2002	6.5	6.8	8.8
1 year to 31 March 2001	14.2	10.2	11.6

	12 months to 31 March 2002 British Land % pa	12 months to 31 March 2002 IPD* % pa	12 months to 31 March 2001 British Land % pa	12 months to 31 March 2001 IPD % pa
Offices	**3.9**	**6.1**	21.7	16.8
Retail	**9.1**	**6.9**	4.8	5.0
Industrial	**8.6**	**7.9**	9.7	12.2
Other commercial	**10.5**	**8.1**	11.8	12.9
Total portfolio	**6.5**	**6.8**	14.2	10.2

* IPD All Fund Universe March 2002 (unfrozen).
Source: IPD

Summary of Assets and Net Debt

£ billion


10
8
6
4
2
0

Assets	**£ billion**
Group properties	7.684
Investments in joint ventures	0.727
Other investments	0.012
Total	**8.420**
Net debt	
Secured	0.662
Unsecured	3.178
Total	**3.840**

Joint Ventures

At 31 March 2002 the joint ventures' investment portfolios were valued at £3,213.6 million (2001: £3,051.8 million). The joint ventures are an important part of our business and comprehensive operating and financial details are included in the Joint Ventures Review. This includes the acquisition of Asda Property Holdings plc in September 2001 in joint venture with the Davidson family interests (BL Davidson). The price paid by the joint venture was some £40 million less than the fair value of the assets and liabilities acquired. This gave rise to negative goodwill of £20 million, which will be recognised through the profit and loss account in future periods.

Other Investments

Other investments reduced in the year from £73.7 million to £12.4 million. This was largely due to the sale of our investment in Haslemere NV.

Net debt

Net debt of £3,840.4 million at the year end was marginally higher than that at the end of 2001 of £3,716.8 million.

The mortgage ratio remained the same as the previous year at 46%.

At 31 March 2002 the market values of net debt and interest rate derivatives were £303.9 million more than their book values. This compares to £232 million last year. After notional tax relief of 30%, this is equivalent to 41.1 pence per share (2001: 31.3 pence per share).

Our share of joint venture debt at 31 March 2002 is £845.9 million (2001: £782.8 million). The debt in joint ventures is non-recourse except for guarantees up to £33 million in total.

The Group's net debt comprises securitisations, debentures, unsecured and convertible bonds, bank borrowings and overdrafts less cash and deposits.

Securitisations

In June 2001 the Group securitised the rental income of 35 Sainsbury supermarkets, raising £575 million against a value then of £677 million, a loan to value ratio of 85%, with a weighted average interest rate of 6.8% and weighted average maturity profile of 17 years. In December 2001 the Group securitised the rental income at Meadowhall shopping centre, which raised £825 million, with a further tranche available for marketing of £50 million. The weighted average interest rate was 5.51% and the average life 21 years. The proceeds raised from the two securitisations were used largely to repay bank borrowings.

The securitisations are repayable only out of the income generated by the underlying assets. There is no recourse to the Company in the event of a default.

Maturity profile of securitisations as at 31 March 2002

	Amount £m	Date issued	Interest rate	Effective Weighted average maturity profile
Broadgate	1,416	May 1999	6.2%	18 years
Meadowhall	814	Dec 2001	5.5%	21 years
Sainsbury	563	Jun 2001	6.8%	16 years
135 Bishopsgate	128	Sep 1996 & Apr 1999	7.9%	10 years

Convertible Bonds

The Company has two convertible bonds in issue. The £150 million 6% Subordinated Irredeemable Convertible Bonds carry a Bondholder conversion right exercisable at any time into Ordinary Shares of the Company at 500p per share. The Company has the right to redeem, at its discretion, the Bonds at par if after 9 April 2001 the average ordinary share price attains 650p and after 9 April 2008 without conditions. The Company has an option to exchange the Bonds for 6% Convertible Preference Shares with the same conversion terms. The Company has a further option to exchange the preference shares back to convertible bonds after these preference shares have been in issue for six months. On conversion of the entire issue into Ordinary Shares of the Company 30 million Ordinary Shares would be issued. Full details are provided in note 20.

The £323 million 6.5% Convertible Bonds 2007 carry a Bondholder right of conversion, exercisable at any time, into Ordinary Shares of the Company at 672p per share. The Company has announced that it will redeem all the Bonds at par on 24 June 2002. Bondholders have the right to elect for conversion into the underlying Ordinary Shares. On conversion of the entire issue into Ordinary Shares of the Company 48.1 million Ordinary Shares would be issued.

Bank Debt and Other Bonds

The Group has £1.9 billion of committed bank facilities of which £1.68 billion is undrawn at 31 March 2002. All Group bank borrowing is unsecured and on the basis of uniform lending terms.

The Group also has in issue a number of debentures and bonds to a value of £576.3 million (2001: £977.6 million). Further details including maturity analysis is provided in note 18.

	31 March 2002	31 March 2001
Net Debt	**£3,840.4m**	£3,716.8m
– Weighted average debt maturity	**19.8yrs**	17.8yrs
– Weighted average interest rate	**6.62%**	6.91%
– At fixed or capped rates	**95%**	89%
– % unsecured	**84%**	85%
Mortgage ratio (debt/property & investments)	**46%**	46%
Interest cover (net rents/net interest)	**1.53 times**	1.49 times
Cash and available committed facilities	**£2,286.4m**	£2,217.1m
– Of which drawn	**£240.4m**	£894.2m

Financial Policies

The Group operates within clear financial policies which remain unchanged from the prior year. These policies are set out on page 61. The key financial ratios and measures are summarised above.

Accounting Issues

Several accounting standards and exposure drafts were published during the year but only three, Financial Reporting Standard (FRS 17) 'Retirement Benefits', FRS 19 'Deferred Tax' and Urgent Issues Task Force Abstract 28 (UITF 28) 'Operating Lease Incentives', had any significant impact on our accounting procedures or the disclosures in this year's financial statements.

UITF 28 requires that lease incentives, such as rent free periods or up-front cash payments, are treated as a reduction of rental income and allocated over the lease term (or the period to first rent review if shorter). The Group's previous policy had been to recognise rent from the conclusion of the rent free period and to capitalise the cost of other incentives. The impact of the adoption of UITF 28 is to increase net rental income by £0.6 million (2001: £1.3 million).

Net Debt Analysis


£m
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
(500)
2002
2001
Years
Bank debt
Unsecured bonds
Convertible bonds
Debentures
Securitisations
Cash and deposits

The Group has adopted the transitional arrangements permitted under FRS 17 disclosing the financial assumptions and position of the pension scheme's assets and liabilities. The Group's defined benefit pension scheme was actuarially valued as at 31 March 2000 and updated to 31 March 2002, this valuation showed that the scheme has a surplus of £1.4 million. FRS 17 will be adopted in full in 2003.

FRS 19 requires that deferred tax should now be provided on a full provision basis for all non-permanent timing differences. Previously deferred tax was provided on a partial provision basis where tax was provided only to the extent that an asset or liability is expected to crystallise.

In accordance with FRS 19 full provision has now been made for deferred tax on the benefit of capital allowances taken to date and for tax losses to be recognised where their realisation can be reasonably anticipated. The net effect of these changes has caused the tax charge for 2002 and 2001 to be increased by £7.2 million and £15.3 million respectively. FRS 19 does not permit deferred tax to be provided on revaluation surpluses and no provision has been made for the tax that would arise on a disposal of properties at their market values. However if at the Balance Sheet date a binding contract for sale exists FRS 19 does require a provision.

Our experience is that FRS 19 has no impact on the tax we pay and that the liabilities in respect of capital allowances provided are unlikely to crystallise in practice and are therefore excluded when arriving at adjusted net assets and adjusted earnings per share.

Long-term interest rate profile and fixed interest rates as at 31 March 2002

years	0-1	2-5	5-10	10-15	15-20	20-25
Average profile:						
– fixed or capped	91%	83%	73%	67%	67%	65%
– variable	9%	17%	27%	33%	33%	35%
Average fixed rate, p.a.	6.9%	6.8%	6.8%	6.9%	7.1%	7.3%

Long Term

The Group is well financed for the long term, with debt maturity on average at 19.8 years (2001: 17.8 years) and with a high percentage of fixed rates.

The table above shows the average proportion of fixed and variable-rate debt and the corresponding fixed interest rates.

Debt service is underpinned by our portfolio's quality, with leases that have an average unexpired term of 18.3 years, substantially all on upwards only rent reviews. The Directors believe the Group to be well placed to realise the returns expected from its property investment strategy.

Graham Roberts

Graham Roberts Finance Director
28 May 2002

'Success cannot be achieved except by dint of hard work.'

Property Review



3

Property Review
The Property Portfolio

British Land's property investment strategy is to invest for the long term, either by acquisition or development, in high quality assets let on long leases to good covenants, with a concentration on retail and offices.

The office portfolio is focused on Central London and out of town 'campus' business parks. The retail portfolio comprises mainly out of town retail and large shopping centres. Developments are undertaken to complement the investment strategy.

The current portfolio sectors are (by value) 46% offices, 44% retail with the remaining 10% in residential, industrial and leisure. A substantial proportion, 83%, of the total portfolio has been acquired in the last 10 years.

Offices

94% of the total office portfolio is in Central London. The long-term fundamentals of the London economy are sound, it being one of the leading financial centres of the world. Greater London has a population of 7.37 million and 4.2 million people in employment, which is expected to grow at the rate of 1.2–1.4% per annum over the next five years. Greater London has a total office space of 25.4 million sq m (273 million sq ft) and this space has been growing at 1.7% per annum (1986 – 2001).

On each working day, over one million people commute by public transport into Central London and the key for location is of course transport links. All our Central London properties are sited at or close to transport interchanges.

The investment market in Central London is highly liquid; transactions last year amounted to £6.27 billion. For the first quarter 2002 transactions were markedly down at £1 billion. This is a result not of reduced demand but of lack of available stock.

The Group's major office investments in Central London are Broadgate, Regent's Place, Ludgate and Leadenhall Street. It is our strategy to increase our investments in this sector by purchases or development of existing assets. During the year we acquired Caroone House, Farringdon Road, London EC4 and have applied for planning consent to rebuild 11,800 sq m (126,000 sq ft) of offices. Planning consent has been obtained to redevelop 10 Exchange Square (formerly known as Hamilton House) at Broadgate to provide 15,100 sq m (162,400 sq ft), an increase of more than 90% over the existing building.

The out of town business park portfolio has been increased by the acquisition of New Century Park, Coventry, 60.7 hectares (150 acres), where it is proposed to develop 'campus' offices over a phased programme. Two provincial in town office buildings at Birmingham and Haywards Heath have been sold.

Retail

Retail represents 44% of the Group portfolio; of this 80% is out of town retail investments, 11% is in town centre shopping schemes and 9% is high street retail. In accordance with our investment strategy, further investments have been made in out of town retail, including the purchase of 22 Homebase stores and Orbital Retail Park, Swindon. The fundamentals for out of town retail are sound with consumer preference, apart from major provincial conurbations, moving away from high street shopping. This, coupled with the Government's resolve to restrict out of town developments, means reduced supply against a background of increasing demand from retailers. In particular, supermarket operators have focussed on achieving more trading floor space by extending existing stores. Across our portfolio, since acquisition, 28 extensions have been completed, adding 37,500 sq m (403,000 sq ft). During the year we have completed further extensions at two stores of total 3,000 sq m (32,600 sq ft), committed to an additional 11,200 sq m (121,000 sq ft) and agreed in principle a further 4,300 sq m (46,500 sq ft), bringing the total supermarket extension programme completed and in hand this year to 18,500 sq m (200,000 sq ft).

Disposals of secondary retail properties have continued where it is considered that growth prospects are limited due to strong competition from major town centre and out of town locations. Over the year 102 such properties have been sold.

Three shopping centres in Belfast, Lisburn and Dublin have been sold. A 50% share in the Ilac Centre, Dublin has been acquired, where it is intended to promote a reconfiguration and refurbishment programme. The Group's holding at the Peacocks Centre, Woking has been increased to 100%, by the purchase of our partner's 50% interest.

Major investments in retail are: The Meadowhall Shopping Centre, Sheffield where we have recently acquired an additional 18 hectares (44 acres) of surrounding land; 42 retail parks; 31 solus retail warehouse units including 22 let to Homebase; 91 superstores; out of town shopping centres at Peterborough, Northampton and Leicester; and town centre shopping schemes at East Kilbride, Basildon, Woking and Dublin.

The Group's in town shopping centres are located in large conurbations and have a wide tenant mix to create destinations of significant retail strength appealing to a high proportion of the local catchment population.

Portfolio Acquisition

In September 2001, a new joint venture, BL Davidson, was formed with Manny Davidson and his family interests to purchase Asda Property Holdings Plc with assets of £488 million complementing our portfolio, including 47% out of town retail investments and 25% Central London offices.

Other Sectors

The Group continues to take an interest in all types of properties where it is considered there are good investment opportunities. The London & Henley joint venture has a residential portfolio of £175 million, 100% focused in Greater London. Residential prices are still increasing. Leisure investments are held mainly via our joint venture with Scottish & Newcastle, which now owns 152 public houses, having reshaped the portfolio during the year by the sale of a portfolio of £112 million and the acquisition of 24 public houses. Investments have been made in distribution serving the London area by way of development at Thatcham, Enfield and Feltham.

Portfolio Analysis as at 31 March 2002

Portfolio Valuation by use	Group £m	JVs[†] £m	Total £m	Total %	Uplift %*
Offices					
City	3,102.0	257.3	3,359.3	36.1	(2.2)
West End	627.3	43.1	670.4	7.2	1.2
Other	166.3	72.2	238.5	2.6	(2.3)
All offices	**3,895.6**	**372.6**	**4,268.2**	**45.9**	**(1.4)**
Retail					
Shopping centres	1,619.0	104.0	1,723.0	18.5	(0.1)
Shops	74.6	306.2	380.8	4.1	3.4
Retail warehouses	586.5	295.7	882.2	9.5	3.8
Supermarkets	906.8	184.2	1,091.0	11.7	6.5
All retail	**3,186.9**	**890.1**	**4,077.0**	**43.8**	**2.8**
Industrial and distribution	68.3	42.0	110.3	1.2	1.0
Residential	42.0	89.8	131.8	1.4	6.3
Leisure and other	72.6	142.7	215.3	2.3	0.8
Development	355.5	142.2	497.7	5.4	3.4
Total valuation	**7,620.9**	**1,679.4**	**9,300.3**	**100.0**	**0.8**

*After adjustment for purchases, properties awaiting development, sales and other expenditure.
[†]The Group's share.

Security of Income/Reversionary potential	Average unexpired lease term years	Annualised net rents £m	Current yield %	Reversionary yield %
City offices	15.4	192.0	5.7	6.7
West End offices	11.4	31.9	4.8	8.1
Shopping centres	17.6	96.0	5.6	6.7
Supermarkets and retail warehouses	20.8	128.5	6.5	6.8
Other	21.8	76.2	7.1	8.0
All	**18.3**	**524.6**	**6.0**	**7.0**

Valuation by Location	£m	Total %
London		
City	3,645.2	39.2
West End	700.5	7.5
Greater London	397.3	4.3
Total London	**4,743.0**	**51.0**
South East England	985.9	10.6
Wales and South West England	472.2	5.1
Midlands and East Anglia	710.4	7.7
North of England	1,984.6	21.3
Scotland and Northern Ireland	299.9	3.2
Republic of Ireland	104.3	1.1
Grand total	**9,300.3**	**100.0**

Portfolio Analysis



Sector	%
Retail	44
Office	46
Other developments	10

Developments

The primary focus of the Company's development activity is to add high quality assets to the investment portfolio while generating added value through the development process. The development programme is undertaken in controlled stages, over a period of years, with construction commitments made either on pre-lets or on the basis of anticipated market demand. A proportion of the development programme is carried out through joint ventures, which serve to leverage our resources and to spread risk.

During the year, a total of 112,680 sq m (1,213,000 sq ft) of developments has been completed, of which 90% is pre-let or under offer. British Land's share of the cost was £155 million. We currently have 147,700 sq m (1,590,000 sq ft) of committed development, of which 58% is pre-let, and a programme of a further 622,900 sq m (6,700,000 sq ft) for the next stage.

Lease Lengths

British Land's aim is to achieve secure income streams by acquisitions of properties let on long leases coupled with a letting policy to also seek long leases on completed developments. The weighted average lease length across the portfolio is currently 18.3 years.

A more detailed review of the Group's investments and development programme follows in this Report.

Valuation

The valuation of all properties in the British Land portfolio and situated in the United Kingdom (excluding Tesco British Land Property Partnership, Tesco BL Holdings and London & Henley Holdings which are separately valued) was undertaken by Chartered Surveyors, Atis Real Weatheralls. The full valuation certificate appears later in this review, together with our letter of instruction. Weatheralls have also produced separate certificates in respect of each of the joint ventures valued by them.

Overall, the portfolio has increased in value by 0.8% (£72 million) to £9.3 billion.

Rental values for offices generally in the City and West End of London have come under pressure in the last few months which has resulted in a small decrease of 2.2% in the value of our City office holdings (having risen by 19.7% last year). Our West End offices have risen in value by 1.2%, reflecting the successful completion and letting of 2/3 Triton Square and the completion of 350 Euston Road. Other office properties have decreased in value by 2.3%.

The retail portfolio has increased in value, with the retail warehouse investments rising by 3.8% and the supermarket portfolio showing an increase of 6.5%, reflecting strong demand from both institutions and property companies seeking investment in this sector. The high street portfolio increased in value by 3.4%. Shopping centres were unchanged.

The values of leisure and similar properties increased by almost 1% and those in the residential sector were up by 6.3%.

Generally the market is experiencing slow rental growth but with considerable unsatisfied investor demand. We anticipate this will result in an upward pressure on values in the forthcoming year.

Property Asset Management

At March 2002, the portfolio, including joint ventures, comprised approximately 850 properties (2001: 990 properties) with a total of 3,247 leases (2001: 3,055 leases). The day-to-day proactive management of the portfolio involving rent reviews, new lettings, surrenders of leases and refurbishments and extensions, continues to drive rental income growth.

Rent Reviews and Lettings

Some 297 rent reviews, including the joint venture properties, have been concluded during the year at rents some 25% above those passing, resulting in an increase in rental income from those leases of £28 million per annum, exceeding the external valuers' estimated rental values at the dates of the reviews.

A total of 442 new leases and lease renewals have been entered into across the portfolio during the year, and these now generate £25.5 million per annum. New lettings, in addition to improving overall income, also generate evidence to increase rental values on the existing portfolio.

Letting activity at Broadgate and Meadowhall is summarised below. Also of particular interest is the achievement of £219 per sq m (£20.35 per sq ft) on rent review at a supermarket in Islington, which is the highest rent for such a property awarded at arbitration.

Broadgate, London EC2

During the year rent reviews on a total of 63,000 sq m (678,000 sq ft) of office accommodation have been settled, with a total uplift achieved of some £8.1 million per annum to the rents passing. A notable review related to the 21,400 sq m (230,200 sq ft) in Exchange House occupied by solicitors Herbert Smith, where the rent review as at December 2000 was settled at £586.50 per sq m (£54.50 per sq ft), an increase of 24%. Another review, due December 2001 in respect of 175 Bishopsgate, where the tenant is the European Bank for Reconstruction and Development occupying 33,500 sq m (361,000 sq ft), settled at £565 per sq m (£52.50 per sq ft), an increase of 32%. The rents achieved overall on the recent reviews at Broadgate can be analysed to and £60.00 per sq ft.

Two more reviews are outstanding, in respect of Lehman Brothers at 1 and 2 Broadgate and Hendersons at 4 Broadgate where the effective dates are December 2001 and a total of 42,900 sq m (462,000 sq ft) is involved.

The Group has recently completed a surrender of 1,130 sq m (12,100 sq ft) on Level 7 of 6 Broadgate and has contracted to take vacant possession of 3,500 sq m (38,000 sq ft) on Level 6 of 155 Bishopsgate by October 2002. After refurbishment new tenants will be sought for both areas, with the expectation of letting at higher rents.

The programme of enhancement of the external circulation areas at Broadgate continues and the first phase at Broadgate Circle is substantially complete, with the extended Corney and Barrow Wine Bar open for trade. Works to the second phase in The Octagon (the principal entrance to Broadgate and Liverpool Street Station) has commenced and completion is expected in early 2003.

Meadowhall Shopping Centre, Sheffield

41 rent reviews were completed in the year, resulting in an uplift of £3.7 million per annum in the rents passing. A further 33 rent reviews in the current phase are outstanding at 31 March 2002.

16 lettings have been concluded in the year, including to Ted Baker and French Connection; new restaurants include Harry Ramsden's and Pizza Express. In addition, the Allders Home concept has opened in the majority of the space previously let to C&A and the balance of the space has been let to Argos, enabling them to extend their existing store.

Refurbishments and extensions

Building extensions and refurbishments are undertaken where they are expected to prove profitable, which has been the case particularly in the retail portfolio. For example, in addition to the supermarket extensions referred to earlier, an extension of 5,650 sq m (60,800 sq ft) to Beaumont Leys Shopping Centre, Leicester has been completed and fully let. Tollgate Centre, Colchester, a retail park, is being improved extensions to create three larger units, which have been pre-let.

Sales During the Year

British Land and the joint ventures (100%) sold £559 million of property, including:

- 102 in town shops, £130 million
- 2 in town office buildings, Birmingham and Haywards Heath, £45.5 million
- Industrial unit in Redditch, £8.4 million
- Residential property, £15 million
- Connswater Shopping Centre, Belfast, £47.3 million
- St Stephens Green Shopping Centre, Dublin (73% interest), £80 million
- Bow Street Mall, Lisburn, £30.4 million
- 152 Public Houses, £112 million
- 4 Bingo Clubs and a Cinema, £19.3 million
- Department Store, Doncaster, £4.9 million

New Investments

Investments by British Land and the joint ventures (100%) during the year amounted to £851 million and included:

Out of Town Retail

- Swindon Orbital Retail Park, £53 million
- 22 Homebase Stores, £156 million
- 3,000 sq m (32,000 sq ft) completed extensions to superstores, £11.4 million
- Meadowbank Retail Park, Edinburgh, £31 million (post year end, April 2002)
- 18 hectares (44 acres) of land adjacent to Meadowhall Shopping Centre, £13.75 million

Shopping Centres

- Our partner's 50% interest in The Peacocks Centre, Woking, £31 million
- Ilac Centre, Dublin (50%) interest, £33 million

City of London Offices

- Caroone House, Farringdon Road, EC4, £24.5 million
- 6 Eldon Street (adjoining Broadgate), £6 million

Campus Offices and London Distribution

- Coventry, New Century Park, £21 million
- Delta Park, Enfield, £13.5 million

Leisure

- 24 Public Houses, £24 million.

Corporate Acquisitions

- A new joint venture, BL Davidson, acquired Asda Property Holdings Plc with assets of £488 million, split 47% out of

Property Development Programme



2/3 Triton Square

Completed during the year: 112,680 sq m (1,213,000 sq ft).

Committed projects, at 31 March 2002: 147,700 sq m (1,590,000 sq ft).

Development programme, next stage: 622,900 sq m (6,700,000 sq ft).

Completed Developments, Year to 31 March 2002

Project	Tenant	Net Area sq m	Rent pa	ERV pa	Construction Cost
Regent's Place					
350 Euston Road	(3,000 sq m under offer)	12,000		£5.7m	£45.4m
2/3 Triton Square	Abbey National Plc	18,500	£6.4m	£8.2m	£63.7m
Teesside					
Phase 2	Frankie & Bennys	330	£0.1m	£0.1m	£0.5m
Feltham					
Phase 1	Consignia plc	20,500	£1.7m	£2.3m	£13.8m
Phase 2	EGL Logistics Ltd	11,300	£1.1m	£1.4m	£8.2m
Blythe Valley Park					
(BVP Developments)	Vodafone Ltd	3,700	£0.7m	£0.7m	£5.1m
Plot D3					
Plot E1	BG Holdings T/A Centrica	11,150	£2.2m	£2.2m	£13.0m
Plot P1	Virgin Active Ltd	5,100	£0.5m	£0.5m	£3.2m
Plot D1	St James Place Capital Plc	1,850	£0.4m	£0.4m	£2.5m
Redditch					
(BL Gazeley)					
Plot 2	SP Group Ltd	10,600	£0.7m	£0.7m	£5.0m
Cambridge					
(BL Universal)	Asda Stores plc	6,500	£1.3m	£1.3m	£7.7m
Cherrywood					
(Cherrywood Properties)					
Block H	(under offer)	6,900		£1.1m	£12.8m
Block E	(784 sq m u/o)	2,350		£0.4m	£4.0m
Block D	Giraffe Nursery	530	£0.1m	£0.1m	£5.0m
	(418 sq m u/o)	1,370		£0.2m	
TOTAL		**112,680**	**£15.2m**	**£25.3m**	**£187.9m**
British Land's share			**£12.2m**	**£21.2m**	**£155.1m**

90% by area of completed development is let or under offer.

By Location (Cost)



	%
City	72
Provincial	28

By Use (Cost)



	%
Office (City)	72.5
Office (Provincial)	0.7
Retail (Provincial)	23.0

Committed projects, as at 31 March 2002

Project	Prime Use	Size sq m	Cost*	PC† (est.)	ERV	Pre-lettings (sq m if part)
1 Plantation Place	Office	50,500	£201.4m	Q2 2004	£27.9m	Accenture (34,800)
2 Plantation Place	Office	14,500	£75.2m	Q2 2004	£8.4m	
10 Exchange Square	Office	15,100	£52.7m	Q2 2004	£8.7m	
Centre West, East Kilbride	Retail	26,600	£67.8m	Q1 2003	£6.1m (net)	Debenhams Next (13,025)
Teesside	Retail	3,900	£2.9m	Q3 2002	£0.7m	Comet (2,800)
Dumbarton	Retail	200	£0.4m	Q3 2002	£0.1m	KFC
Colchester	Retail	1,350	£6.6m	Q3 2002	£0.6m	Comet
Blythe Valley, Plot 3 (BVP Developments)	Office	1,850	£2.8m	Q4 2002	£0.3m	
Cambridge (BL Universal)	Retail	600	£0.9m	Q3 2002	£0.1m	Multiyork
Thatcham (BL Gazeley)	Distribution	33,100	£13.3m	Q4 2002	£2.9m	Scottish & Newcastle
TOTAL		**147,700**	**£424m**		**£55.8m**	85,875
Cost to complete			**£344m**			
British Land's share			**£336m**		**£54.2m**	

*Construction cost
†Practical completion

58% by area of committed projects are pre-let.

London, City – Offices

1 Plantation Place, Fenchurch Street EC3
Comprises 50,500 sq m (543,750 sq ft) net of which 34,800 sq m (375,000 sq ft) of offices was pre-let to Accenture in September 2001. Accenture has options to take up to a further 14,000 sq m (150,000 sq ft) prior to practical completion. Construction commenced in October 2001 and the works remain on programme to complete in Q2, 2004. Some 75% of the project has now been procured within budget.

2 Plantation Place, Mincing Lane EC3
Planning permission for an enlarged second phase comprising 14,500 sq m (156,500 sq ft) has been obtained. Construction is programmed to commence in September 2002.

10 Exchange Square, Broadgate EC2
Will comprise 15,100 sq m (162,400 sq ft) net of offices and other accommodation on the western side of Exchange Square. Demolition of the building known as Procurement of construction is under way to facilitate a start in September of this year with completion in Q2 2004. The new building will provide a valuable addition to the Broadgate estate.

Provincial – Retail

Centre West, East Kilbride
Construction of this 26,600 sq m (286,600 sq ft) shopping centre adjoining The Plaza, commenced in March 2001 and is scheduled for completion Q2, 2003. The scheme is anchored by an 11,150 sq m (120,000 sq ft) Debenhams Department Store and a 1,400 sq m (15,000 sq ft) Next Store. Letting of the remaining units is progressing well. The development is being undertaken in partnership with South Lanarkshire Council.

Teesside Retail Park, Stockton-on-Tees
A further phase of development totalling 3,900 sq m (42,000 sq ft) of retail warehouse accommodation has commenced, of which 2,800 sq m (30,000 sq ft) has been pre-let to Comet.

Provincial – Industrial and Distribution

Mill Park, Thatcham
BL Gazeley secured planning consent for 65,870 sq m (709,000 sq ft) of industrial and distribution accommodation and entered into a pre-letting agreement with Scottish & Newcastle PLC for the construction of a 33,100 sq m (356,000 sq ft) distribution facility. Construction commenced on site in March 2002.

Development programme, next stage

Project	Location	Prime use	Planning Status	Size sq m
51 Lime Street	City	Office	Application	49,600
Caroone House	City	Office	Application	11,800
York House	West End	Office	Detailed	12,800
Swiss Centre	West End	Office	-	9,800
Feltham Phase 3	Provincial	Distribution	Detailed	9,000
Theale	Provincial	Office	Detailed	11,700
Teesside Phase 3	Provincial	Retail	-	16,600
Coventry	Provincial	Office	Outline	79,000
Dumbarton	Provincial	Retail	Detailed	1,900
201 Bishopsgate (Broadgate Plaza)	City	Office	Revised Application	68,500
Cambridge (BL Universal)	Provincial	Retail	Detailed	1,800
Blythe Valley Park (BVP Developments)	Provincial	Office	Outline	56,700
Enfield, Redditch & Thatcham (BL Gazeley)	Provincial	Distribution	Outline	112,400
Cherrywood	Ireland	Office	Zoning	181,300
TOTAL				**622,900**

The total estimated rental value of this next stage of the development programme is £145 million and the construction cost is in the region of £1.15 billion.

London, City – Offices

201 Bishopsgate, EC2

A revised planning application has been submitted which increases the net accommodation to 68,500 sq m (737,300 sq ft). The building will offer unrivalled accommodation for both professional and financial occupiers.

51 Lime Street, EC3

An application for planning permission for a building of 49,600 sq m (534,000 sq ft) was submitted in March 2002 following a period of consultation with the Corporation of London.

Caroone House, EC4

Detailed discussions with the Corporation of London have been concluded and an application for planning permission for a building of 11,800 sq m (127,000 sq ft) has recently been submitted.

London, West End – Offices

York House, Great Cumberland Place, W1

Detailed design work is well advanced permitting a start on site in Q2, 2003, to construct 8,500 sq m (91,500 sq ft) of offices, 2,400 sq m (26,000 sq ft) of residential and 1,900 sq m (20,500 sq ft) of retail, leisure and storage.

Provincial Developments

Blythe Valley Park, Solihull

A Business Park development on a 69 hectare (170 acres) site with direct access from the M42 motorway. Of the 111,500 sq m (1.2 million sq ft) potential, 34,400 sq m (370,000 sq ft) has been completed to date including 21,800 sq m (235,000 sq ft) completed during the year, with further lettings to Logica and St James Place Capital PLC.

Lakeside, Theale

In partnership with Countryside Properties, the Company has secured a revised planning approval for an 11,700 sq m (126,000 sq ft) net office development. Initial site preparation works have commenced.

New Century Park, Coventry

This 60.7 hectare (150 acre) site currently occupied predominantly by Marconi was purchased in August 2001. 4 hectares (10 acres) was immediately sold for residential development. The Company has obtained outline planning permission for 79,000 sq m (850,000 sq ft) of new business space. The project will be developed on a phased basis.



51 Lime Street



1 Plantation Place

Heathrow Gateway, Feltham
Following completion of a 20,500 sq m (221,000 sq ft) distribution centre for Consignia and a 11,300 sq m (121,500 sq ft) distribution unit, which was let on completion to EGL Global Logistics, an improved planning consent is now being sought for the final phase of development comprising a 9,000 sq m (97,000 sq ft) unit.

Delta Park, Enfield
BL Gazeley purchased an 8.9 hectare (22 acre) site with an 8,400 sq m (90,000 sq ft) building at Delta Park for the development of up to a further 31,700 sq m (341,000 sq ft) of warehouse and distribution facilities.

Ravensbank Business Park, Redditch
On this 14 hectare (35 acre) site BL Gazeley has built, let and sold a unit of 10,600 sq m (114,000 sq ft) and has planning consent for a further 59,000 sq m (636,000 sq ft) of warehouse and distribution facilities.

Cherrywood, Dublin
This is a master-planned mixed use development on a site of 170 hectares (420 acres) situated 8 miles south of Dublin at Loughlinstown being undertaken in joint venture with Dunloe Ewart PLC. The development incorporates a Science and Technology Park totalling 102,000 sq m (1.1 million sq ft) of accommodation with scope for significant further expansion, a golf course and a district centre of mixed use, including retail, offices, residential, hotel and leisure. During the course of the year the joint venture has completed the development of 11,150 sq m (120,000 sq ft) in three buildings. Lettings in respect of each building have been agreed.

R. G. Bowden

Robert Bowden
Property Investment Director
28 May 2002

Principal Investment Properties

Central London Offices

The Broadgate Centre, London EC2
All Broadgate properties are freehold or virtual freehold (999 year leases at rents of £50 or less per annum without review) unless otherwise stated. The present estate was completed in phases between 1984 and 1991, incorporating mechanical and electrical services which permit ongoing flexible updating of tenants' space as technology and operating requirements change. This approach to construction will continue with 10 Exchange Square and 201 Bishopsgate which are being prepared for development as the next phases of the scheme.

Broadgate now provides office, retail and leisure accommodation totalling some 360,000 sq m (3,900,000 sq ft) on 13 hectares (32 acres) which will increase to 446,000 sq m (4,800,000 sq ft) on completion of the next phases. The Estate adjoins the major transport interchange of Liverpool Street, with mainline and Underground stations, in the City of London. It is a distinctive environment, for approximately 30,000 employees of some of the world's largest corporations and leading professional practices.

Broadgate Estates Limited, a wholly owned subsidiary of British Land, maintains the external and common areas, which are undergoing further improvements. The community website, www.vicinitee.com developed by Broadgate Estates, is expanding. A registered user base in excess of 6,000 people has access to its range of information which includes local travel, events and special offers.

Aggregate passing rent from Broadgate is £156 million per annum; the weighted average lease length is 16.4 years. The value at March 2002 is £2.836 billion.



Broadgate Centre

Building	Area (sq m)	Principal Tenants	Next rent review dates
1, 2 and 3 Finsbury Avenue	44,600	UBS Warburg and Henderson Administration	June – Sept 2002
1-3, 4, 6 Broadgate and Broadgate Circle	74,800	Lehman Bros, Tokyo Mitsubishi and Henderson Administration	Dec 2001 – Feb 2004
100 Liverpool Street	35,400	UBS Warburg	Dec 2003
135 Bishopsgate	33,400	NatWest	Feb 2004
155 Bishopsgate	38,100	Baring Investment Services	July 2004 – March 2006
175 Bishopsgate	35,750	European Bank for Reconstruction & Development	Dec 2006
199 Bishopsgate	13,400	ABN AMRO Holdings	Sept 2003 – Sept 2005
Broadwalk House	27,800	Credit Lyonnais and Ashurst Morris Crisp	July 2004
Exchange House	35,700	Herbert Smith, Foreign & Colonial and Société Generale	Oct 2005
10 Exchange Square (Hamilton House)		Demolition/preparation for redevelopment – planning consent granted for 15,100 sq m	
1 Exchange Place (125 year leasehold)	4,000	The Broadgate Club	June 2003
1 Appold Street	17,100	Deutsche Bank	
201 Bishopsgate (50% owned in joint venture)		Site held for development – planning consent granted for building 66,000 sq m	

Broadgate Sensitivity Analysis as at March 2002

The following Sensitivity Analysis has been prepared by Atis Real Weatheralls and illustrates the possible impact on value that changes in yield and rental might have.

Nominal Equivalent Yields	Capital values at various rentals and yields (£ million)				
5.50%	3,102	3,221	3,351	3,480	3,610
5.75%	2,964	3,078	3,201	3,324	3,447
6.00%	2,839	2,946	3,064	3,181	3,298
6.23%	2,773	**2,836**	2,948	3,060	3,173
6.50%	2,613	2,711	2,817	2,924	3,031
Nominal Estimated Rental Value (per sq ft)	£52.50	£55.00	£57.50	£60.00	£62.50

Current Value £2,836 million

Notes

An Estimated Rental Value of £55 per sq ft was used as a base. This is the rate applied to the majority of the accommodation at Broadgate in our reported book value. Percentage adjustments were applied to this base to reach £52.50, £57.50, £60.00 and £62.50.

Values have been rounded to the nearest million.

Nominal Equivalent Yields:

The Nominal Equivalent Yields are calculated assuming rents are received annually in arrears which is usual valuation methodology. In practice, however, rents are received quarterly in advance.

Properties included:

1 Finsbury Avenue
2 Finsbury Avenue
3 Finsbury Avenue
1, 2, 3 Broadgate
4 Broadgate
6 Broadgate
100 Liverpool Street
135 Bishopsgate
155 Bishopsgate
175 Bishopsgate
199 Bishopsgate
Broadwalk House
Exchange House
Broadgate Health Club



Regent's Place

Regent's Place, London NW1

This thriving West End business quarter is now home to major tenants including HM Government, Abbey National, Bank One, Sema and Hodder Headline.

Regent's Place is a 4.2 hectare (10.4 acre) mainly freehold site with a major Euston Road frontage and close to Euston mainline and underground stations. Two new buildings, the 18,500 sq m (199,000 sq ft) headquarters building for Abbey National plc at 2/3 Triton Square and the 350 Euston Road building with 12,000 sq m (130,000 sq ft) offices and retail accommodation are complete, incorporating broadband technology. The total floor area of the estate is now 114,100 sq m (1,228,000 sq ft), which will increase with the redevelopment of the north-east quadrant of the site, currently the subject of initial master planning and massing studies. Ultimately the site is projected to cater for a working population of some 10,000 people.

The needs of the working community are currently met within Regent's Place by a Sainsbury's convenience supermarket, Holmes Place Health Club and food and coffee outlets provided by Starbucks and Pret a Manger, plus a large crèche. 350 Euston Road incorporates further retail units which will be available for letting to a mix of tenants.

The large public square, expected to be completed shortly, will provide landscaped open space facilities for all occupiers of the estate. Broadgate Estates continues to manage the external and common areas. The www.vicinitee.com community website, referred to under Broadgate, also extends to Regent's Place.

Since the launch of the Regent's Place Travel Plan in April 2001, local transport issues have been regularly reviewed between the estate occupiers, Camden Council, the Metropolitan Police, surrounding businesses and Transport for London. The transport initiatives at Regent's Place are now featured in two Government best practice guidance documents on Travel Plans.

Total current net annual income from Regent's Place (excluding properties for redevelopment and properties where rent free periods are unexpired) is £18 million; the weighted average lease length is 16.5 years. The value at March 2002 is £504 million.

Building	Area (sq m)	Principal Tenants	Next rent review dates
1, 4 & 7 Triton Square	16,550 offices 2,900 retail & leisure	Bank One and Sema Holmes Place and Kids of Wilmslow (crèche)	Feb 2002 – Sept 2003
2/3 Triton Square	18,500 offices	Abbey National	April 2007
338 Euston Road	10,330 offices	BT, Hodder Headline and Regus	April 2001 – Nov 2003
350 Euston Road	11,100 offices 900 retail		
Euston Tower	32,500 offices 1,000 retail	Secretary of State for the Environment Sainsburys, Pret a Manger and Starbucks	March – May 2005
North East Quadrant	16,100 educational, residential & commercial	University of Westminster and West Hampstead Housing Association	For redevelopment
Jellicoe House	4,200 residential & retail	Private individuals	

Ludgate and Watling House, London EC4
(50% owned in joint venture)
Located in the much improved Mid-Town, the Ludgate Estate consists of 4 office and retail buildings. The tenure for Fleet Place and New Bridge Street is a virtual freehold (999 year leasehold at a peppercorn rent without review). Watling House is held on a 150 year head lease.

The development of 1 and 10 Fleet Place and 100 New Bridge Street, completed in 1992, was an urban regeneration of land previously occupied by railway lines which are now re-sited below ground. Watling House was developed in 1998. The standards of construction, finish and services are similar to those found at Broadgate.

The principal tenants include Denton Wilde Sapte, Scottish Widows, Clydesdale Bank, Dow Jones, MCI WorldCom, Baker & McKenzie and CrestCo (the Stock Exchange settlement company).

The total net rental income from Ludgate is £23.3 million per annum.

122 Leadenhall Street, London EC3
This 16,650 sq m (179,150 sq ft) office building is on a freehold site of nearly 0.4 hectares (1 acre) situated opposite the Lloyds of London building in the City's insurance district. Tenants include Credit Agricole and Banque Indosuez with the retail space of 812 sq m (8,740 sq ft) principally let to Marks & Spencer. The building was first constructed in 1969 and substantially rebuilt in 1996.

The passing rent for this property is £6.7 million per annum.



1 Triton Square



Meadowhall Shopping Centre

Retail

Meadowhall Shopping Centre, Sheffield
Meadowhall is one of the largest and most successful shopping centres in the United Kingdom. The freehold Centre has excellent transport links, with direct access to junction 34 of the M1 motorway, free parking for more than 12,000 vehicles, and an on site transport interchange with train, tram and bus services which are used by around 20% of visitors. Following the recent purchase of additional adjoining land of 18 hectares (44 acres) the total Meadowhall site is 68 hectares (167 acres).

The fully enclosed two level mall has a gross lettable area of 132,000 sq m (1,420,000 sq ft). There are 195 shop units, 10 anchor stores, an 11 screen Warner Village cinema, 28 speciality kiosks and 21 mall kiosks, all arranged in several distinctive areas; 27 restaurants and cafes, including the Oasis food court, together provide seating for some 3,300. Anchor stores are Marks & Spencer, House of Fraser, Debenhams, Next, Allders Home, Sainsbury's, WH Smith, Boots, H&M and BHS.

Meadowhall continues to be attractive to both retailers and their customers. For multiple retailers at Meadowhall, 80% of their units are in the top 10 performing outlets of their company, for 26% they are the retailers' best performing outlet in the country. Customer visits continue to increase, up by a further 300,000 visits in the year to December 2001 to a total of 24.1 million. Average spend per party in the December 2001 peak survey was £146.40 per visit, up 0.4% on the equivalent period in the previous year. During the off-peak survey in June 2001, spend was £98.93, up 12.4%.

Several initiatives were successfully launched in the last twelve months: the remodelled Meadowhall website won Business Internet Magazine's "Best Website Design" and "Best Overall Website" awards and now receives up to 78,000 "hits" per day; Go Shop, the customer loyalty programme launched Autumn 2001, has already attracted more than 50,000 subscribers who are incentivised to visit the Centre to find out about special offers and events via email, text message and interactive kiosks located throughout the Centre; the installation of a fibre optic network has facilitated the introduction of the Go Shop kiosks as well as a retailer intranet which enables fast and efficient communication at the Centre and already has 170 retailers connected; and the centre management team has built upon their earlier successes in being awarded the British Safety Council's 5 Star Environmental Management Audit and Sword of Honour in recognition of achievement of high standards of safety.

The rents passing are £62.4 million per annum and this is expected to increase to approximately £67 million per annum when the outstanding rent reviews and lettings have been completed. The weighted average lease length is 18 years. The value at March 2002 is £1.28 billion.

Eastgate Shopping Centre, Basildon
The Eastgate Centre represents a major part of Basildon town centre. The total floor area is 68,100 sq m (732,750 sq ft). The retail malls contain 2 anchor stores and 116 units, with a multi-storey car park. The major stores are let to Allders 18,600 sq m (200,000 sq ft), Savacentre 15,300 sq m (164,200 sq ft) and Primark. The 3 office buildings provide 11,800 sq m (127,000 sq ft), let to tenants including CGNU and the Secretary of State for the Environment, Transport and the Regions.

After current rent reviews the total rent from this freehold Centre is expected to be £8.23 million per annum.

The Plaza Centre and Plaza Tower, East Kilbride, Scotland

This enclosed freehold shopping centre was originally constructed in 1972 and refurbished in 1989. In 2000 the Centre was enhanced by the creation of a new atrium which in addition to providing further floor area, will provide the link to the current phase of new development known as Centre West, referred to in the Development section of this report.

The existing Centre contains 28,000 sq m (300,000 sq ft) of retail space. The Plaza Tower office building has 15,000 sq m (161,000 sq ft). There is also a 990 space multi-storey car park.

Major retailers including Marks & Spencer, BHS, Boots, Somerfield and WH Smith are represented at the Centre. Total rents passing from The Plaza retail and offices are approximately £5.48 million per annum.

The Peacocks Centre, Woking

This long-leasehold property is now wholly owned (excluding the leisure centre) by British Land. Completed in 1992, the Centre is fully enclosed and is the prime scheme in Woking.

There are three principal levels of retail trading around a glazed atrium. The total floor area is 29,700 sq m (320,000 sq ft) with car parking for 2,350 cars. The scheme is anchored by Allders 12,700 sq m (137,000 sq ft), Marks & Spencer Food Store, Primark, TK Maxx and Woolworths. In a further 80 retail units tenants include Next, Monsoon, Accessorize, River Island and Virgin. There is also a direct link to the adjacent Toys 'R' Us Superstore, which is not in the Company's ownership. The lower trading level has a 400 seat food court with popular offers from Aroma, Sbarro and KFC plus some independent specialists.

The total rent passing is approximately £5.5 million per annum.

Serpentine Green Shopping Centre, Hampton, Peterborough (50% owned in joint venture)

Serpentine Green is located in Hampton on the southern outskirts of Peterborough at the junction of the A15 and A1139 and a short distance from the A1.

The covered Centre, completed in 1999, comprises a Tesco Extra superstore of 12,100 sq m (130,000 sq ft) plus a further 26 units, including a dedicated catering area, adding a further 15,600 sq m (168,000 sq ft). Tenants include Boots, H & M Hennes, Carphone Warehouse, New Look, Gap, Next and WH Smith.

The Centre has 2,158 car spaces and a petrol station operated by Tesco.

Total annual rent will be £5 million per annum when the letting of the remaining small vacant unit is concluded.



The Peacocks Centre, Woking



Serpentine Green, Peterborough



Park Farm, Ashford, Kent

Supermarket Portfolio

Wholly Owned	No. of Stores	Floor Area sq m	Site Area Hectares	Car Spaces
Sainsbury's	41	263,200	93.1	16,822
Somerfield	28	58,960	11.5	3,231
Other	2	4,250	0.8	207
Total	71	326,410	105.4	20,260
50% Owned in Joint Venture				
Sainsbury's (BL Universal)	3	17,290	5.4	1,777
Tesco (BL Tesco joint ventures)	14	95,060	51.1	7,624
Safeway (BL Universal)	3	10,740	3.3	663
Total	**20**	**123,090**	**59.8**	**10,064**
Combined Total	**91**	**449,500**	**165.2**	**30,324**

Supermarkets

British Land's supermarket portfolio contains a total of 91 properties well spread across locations in England, Wales and Northern Ireland.

The average rent from the properties is £197 per sq m (£18.29 per sq ft).

A further 14 supermarkets are included in the retail park portfolio, with a total of 53,600 sq m (577,000 sq ft).

Out of Town Retail Warehouses

British Land's portfolio includes 42 retail parks with a total of 286 units, plus 31 solus units on a total site area of 204 hectares (503 acres) with a floor area of 511,000 sq m (5,500,000 sq ft).

Teesside Retail Park, Stockton on Tees

This freehold property is located at the intersection of the A66 and A19 trunk roads between Stockton on Tees and Middlesbrough.

Phase 1 was purchased in 1992 and following extension in 1998 provides 31,500 sq m (340,000 sq ft) of open A1 retail floor space on a site of 19 hectares (47 acres). There are 28 units where retailers include Currys, PC World, Boots, JJB Sports, Carpetright, Sports Soccer, Homebase and Mothercare.

The total rent passing has increased to £5 million per annum.

Phase 2 is a 3.3 hectare (8.1 acre) site, purchased in 1998. Located on the Park's principal access, it has planning consent for 1,500 sq m (16,300 sq ft) of restaurant and 3,900 sq m (42,000 sq ft) of retail floor space. Units of total 1,090 sq m (11,700 sq ft) have been constructed and let to KFC, TGI Fridays and Frankie and Benny's. In respect of the retail space, construction has commenced and 2,800 sq m (30,000 sq ft) is pre-let to Comet.

Phase 3, an 11 hectare (27 acre) site, surrounds the existing leisure development (not in the Company's ownership) and is available for development for commercial uses. A planning consent in respect of part of the site for a 100 bedroom hotel and a public house is in place. The development plan includes further commercial use and a second Park access, as well as a bus interchange.

The Pets at Home unit comprising 740 sq m (8,000 sq ft) and the reversionary interest in the adjoining Toys 'R' Us are also in the Company's ownership.

Greyhound Retail Park, Chester
This freehold retail park investment was purchased in 1992 and is located to the west of the Town Centre close to other areas of retail warehousing. The Park extends to 19,100 sq m (205,000 sq ft) of mainly retail floor space. There are also two leisure units (cinema and bowling alley) where the rents are based on retail values. Tenants include Carpetright, Kingsbury Furniture, DFS, Pets at Home and Powerhouse. Almost all the retail units have a valuable open A1 non-food planning consent.

The total passing rent is £3.4 million per annum.

The Kingston Centre, Kingston, Milton Keynes (50% owned in joint venture)
The Kingston Centre was constructed in 1992 on a freehold 14 hectare (35 acre) site on the A421, close to junctions 13 and 14 of the M1 motorway and provides a total of 21,200 sq m (228,000 sq ft) of open A1 retail space.

The Centre includes a 12,700 sq m (136,400 sq ft) Tesco Extra superstore with a petrol filling station and five retail warehouses totalling 7,400 sq m (79,300 sq ft). In addition, there is a covered shopping mall with 12 units totalling a further 1,150 sq m (12,400 sq ft), a drive-thru McDonald's, a public house, a car showroom and a car wash. Tesco have an overriding lease covering the superstore and mall units. Tenants of the retail warehouses are Boots, Mothercare, Benson's Bed Centre, Focus DIY and Holiday Hypermarket. Planning consent has recently been granted for a further retail warehouse unit.

The total current rent is £3.5 million per annum.

The Beehive Centre, Coldhams Lane, Cambridge (50% owned in joint venture)
The site extends to 7 hectares (17 acres) with a frontage to Coldhams Lane, off Newmarket Road, where other major retailers are represented. Accommodation includes 11 non-food retail units totalling 14,200 sq m (152,800 sq ft) and a newly constructed supermarket of 6,500 sq m (70,000 sq ft) let to Asda. A further retail unit of 570 sq m (6,100 sq ft) is under construction, having been pre-let to Multiyork Furniture. Other tenants include Carpetright, Homebase, JJB Sports and Currys.

Rental income will be £3.76 million per annum following completion of the Multiyork unit later this year.

Homebase D.I.Y. Stores
The Company purchased during the year a predominantly freehold portfolio of 22 Homebase stores located mainly in the South East of England. Annual rents total £11.5 million which averages £143.30 per sq m (£13.32 per sq ft) and all are let on 20 year leases from December 2000. Total floor area is 80,400 sq m (865,000 sq ft).



Teesside Retail Park

Major Investment Properties Summary

(all freehold and wholly owned unless otherwise stated) include:

The British Land Company PLC

Property use type	Property name	Property description	Number of leases	Date built or last refurbished	Area in sq metres
Properties valued above: £150m					
Offices - City	London EC2, Broadgate Centre	City office, retail and leisure	107	1991	360,000
Shopping Centres	Sheffield, Meadowhall	The Meadowhall Shopping Centre	242	1990	132,000
Offices - West End	London NW1, Regent's Place	A 10.4 acre office complex fronting Euston Road	138	2002	114,100
Properties valued between: £50m – £150m					
Offices - City	London EC3, 122 Leadenhall Street	Office building arranged on sub basement, basement, lower ground, ground, upper ground, podium and ten upper floors	14	1986	16,700
Offices - City	London EC3, 51 Lime Street	Former Lloyds building. Planning application for 49,600 sq m offices submitted in March 2002			•
Shopping Centres	Basildon, Eastgate Shopping Centre	A town centre covered shopping centre of approx 100 unit shops 4 department and variety stores and a supermarket, and two office blocks	130	1986	68,100
Shopping Centres	Dublin, ILAC Shopping Centre	In town shopping centre 50% interest	73	1981	21,400
Shopping Centres	Dublin, St. Stephen's Green Shopping Centre	Covered shopping centre including 3,185 sq m of basement catering and a multi-storey car park. 27% interest	121	1988	28,100
Shopping Centres	East Kilbride, Plaza Centre	Retail and office complex including 13,935 sq m of offices.	68	1990	35,500
Shopping Centres	Woking, Peacocks Shopping Centre	Covered shopping centre with parking and entertainment facilities (long leasehold).	88	1992	29,700
Retail Warehouses	Chester, Greyhound Retail Park	Out of town retail park including some leisure and industrial.	23	1990	19,100
Retail Warehouses	Stockton-on-Tees, Teesside Retail Park	Out of town retail park.	26	1991	30,700
Properties valued between: £30m – £50m					
Offices - City	London EC3, 51 Eastcheap	Office building on basement, ground and six upper floors.	2	1987	7,500
Offices - West End	London W1, 2-16 Baker Street	Office building on basement, ground and eight upper floors including ground floor retail of 1,549 sq metres (long leasehold).	8	1984	8,300
Offices - West End	London W1, Leicester Square, Swiss Centre	City centre office, leisure and retail building on two basement, ground and fifteen upper floors.	18	1964	9,000
Offices - Other	Reigate, Kingswood, Legal & General House	Offices on 3 floors in 17.4 hectares of grounds. 1,500 car spaces.	1	1988	23,200
Shops	Birmingham, Rackhams	Department store on basement, ground and seven upper floors	1	1964	46,500
Supermarkets	Northampton, J Sainsbury	Out of town store with petrol filling station.	1	1997	6,900
Supermarkets	Nottingham, J Sainsbury	Out of town store with petrol filling station on a retail park.	1	1997	7,100
Supermarkets	Rugby, J Sainsbury	Out of town store with petrol filling station.	1	1989	5,900
Supermarkets	Swindon, J Sainsbury	Out of town store with petrol filling station.	1	1996	7,200
Residential	Cornish Residential Properties	Variety of residential investment units with a wide geographical spread across the UK			
Properties valued between: £20m – £30m					
Offices - City	London EC2, Eldon House, 2-3 Eldon Street	Office building of basement, ground and six upper floors	7	1998	4,400
Offices - West End	London W1, York House, Great Cumberland Place	Office, retail, leisure and residential building on basement, ground and seven upper floors (long leasehold).	12	1985	9,900
Offices - Other	Edinburgh, Orchard Brae House	Office building on eight floors with 205 car spaces.	27	1993	9,800
Offices - City	London EC4, Caroono House, Farringdon Street	A vacant office building providing approx 76,117 sq ft of dated office space			7,100
Retail Warehouses	Colchester, The Tollgate Centre	Out of town retail park.	13	1988	10,700
Retail Warehouses	Croydon, Purley Way Centre	Out of town retail park.	3	1987	5,500
Retail Warehouses	Glasgow, Auldhouse Retail Park	Suburban retail park.	7	1991	10,900
Retail Warehouses	Northampton, St. James' Retail Park	Edge of town retail park.	9	1988	17,800
Retail Warehouses	Oxford, Botley Rd, Oxford Retail Park	Out of town retail park.	4	1988	7,100
Retail Warehouses	Stockton-on-Tees, Portrack Lane	Out of town retail warehouse.	1	1996	11,300
Supermarkets	Banbury, J Sainsbury	Suburban store with petrol filling station.	1	1994	6,900
Supermarkets	Birmingham, Stockfield Road	Suburban store.	1	1993	3,600
Supermarkets	Bridgwater, J Sainsbury	Out of town store with petrol filling station.	1	1989	6,400
Supermarkets	Cambridge, J Sainsbury	Suburban store.	1	1995	7,600
Supermarkets	Cardiff, Roath, J Sainsbury	Out of town store including Homebase of 3,066 sq m.	1	1997	9,600
Supermarkets	Grimsby, J Sainsbury	Out of town store with petrol filling station.	1	1988	5,300
Supermarkets	Hereford, J Sainsbury	Edge of town store with petrol filling station.	1	1986	5,200
Supermarkets	London N1, Islington, J Sainsbury	Town centre store.	1	1993	6,200

Property use type	Property name	Property description	Number of leases	Date built or last refurbished	Area in sq metres
Supermarkets	London W4, Chiswick, J Sainsbury	Suburban store	2	1998	7,000
Supermarkets	Orpington, Locksbottom, J Sainsbury	Suburban store.	2	1998	6,400
Supermarkets	Portsmouth, J Sainsbury	Edge of town store.	1	1988	5,300
Supermarkets	Preston, Bamber Bridge, J Sainsbury	Out of town store with petrol filling station.	1	1989	5,900
Supermarkets	Sheffield, J Sainsbury	Out of town store.	1	1998	8,200
Industrial and distribution	York, Clifton Moor	Edge of town industrial estate on 20 hectares.	95	1980	41,300
Leisure and other	Croydon, Valley Park	Out of town leisure park.	7	1995	9,400
Leisure and other	Leeds, Kirkstall Road	Edge of town leisure park.	11	1998	18,600
Properties valued between: £10 – £20m					
Offices - City	London EC2, Broadgate House, 7-9 Eldon Street	Office building on basement and five upper floors	4	1900	1,800
Offices - Other	Coventry, New Century Park	Industrial and residential accommodation with potential for development as a business park	54		
Offices - Other	Godalming, Westbrook Mills	Office building on three floors on a site of 2.2 hectares.	2	1983	5,300
Shopping Centres	Sutton-in-Ashfield, Idlewells Centre	Covered shopping centre.	50	1994	13,100
Retail Warehouses	Bath, Homebase	Edge of town freestanding retail warehouse	1	2000	4,300
Retail Warehouses	Camberley, Homebase	Out of town retail warehouse adjacent to a retail park.	1	1995	4,000
Retail Warehouses	Dumbarton, St James Retail Park	Out of town retail park.	7	1990	6,400
Retail Warehouses	Elgin, Springfield Retail Park	Out of town retail park.	6	1987	8,500
Retail Warehouses	Ewell, Homebase	Suburban freestanding retail warehouse.	1	1995	4,400
Retail Warehouses	Feltham, Homebase	Out of town freestanding retail warehouse	1	1995	3,400
Retail Warehouses	Plymouth, Marsh Mills Retail Park	Modern retail warehouse development on 3.74 acres	3	1999	10,400
Retail Warehouses	Richmond, Homebase	Two suburban retail warehouses	1	1995	3,100
Retail Warehouses	Wrexham, Homebase	Out of town retail warehouse on a retail park	1	2000	6,000
Supermarkets	Altrincham, J Sainsbury	Town Centre store including 235 sq m of other retail (long leasehold)	2	1997	5,400
Supermarkets	Bedford, Kempston, J Sainsbury	Suburban store with 2,058 sq.m of other retail (long leasehold)	1	1975	7,900
Supermarkets	Birkenhead, J Sainsbury	Suburban store with petrol filling station.	1	1984	3,500
Supermarkets	Bradford, J Sainsbury	Suburban store with petrol filling station and including Homebase of 3,693 sq m.	1	1995	9,000
Supermarkets	Burton Upon Trent, J Sainsbury	Town centre store.	1	1997	6,300
Supermarkets	Cardiff, Thornhill, J Sainsbury	Out of town store including petrol filling station and 466 sq m of other retail	1	1984	5,200
Supermarkets	Chadwell Heath, J Sainsbury	Suburban store.	1	1983	5,000
Supermarkets	Hanley, J Sainsbury	Edge of town store with petrol filling station.	1	1987	5,600
Supermarkets	Kimberley, J Sainsbury	Town centre store.	1	1985	5,300
Supermarkets	Leicester, J Sainsbury	Edge of town store with 2,823 sq m of other retail.	2	1987	7,800
Supermarkets	London E17, Walthamstow, J Sainsbury	Town centre store with 373 sq m of other retail (long leasehold).	1	1981	5,400
Supermarkets	London E18, South Woodford, J Sainsbury	Town centre store with a cinema and 1,115 sq m of other retail.	1	1999	4,900
Supermarkets	London W13, West Ealing, J Sainsbury	Town centre store with 1,108 sq m of other retail.	1	1980	6,100
Supermarkets	Newport, J Sainsbury	Out of town store with 190 sq m of other retail.	1	1994	5,500
Supermarkets	Southampton, Lordshill, J Sainsbury	Out of town store in district centre with petrol filling station and 4,883 sq m of other retail and leisure.	1	1997	9,400
Supermarkets	Swansea, J Sainsbury	Edge of town store with petrol filling station (long leasehold)	1	1997	8,100
Supermarkets	Weston Super Mare, J Sainsbury	Out of town store with 4,835 sq m of other retail and a public house	1	1997	11,300
Supermarkets	Worcester, Blackpole, J Sainsbury	Suburban store with petrol filling station.	1	1993	4,600
Supermarkets	York, J Sainsbury	Edge of town store with 3,026 sq m of other retail.	1	1984	8,000
Industrial and distribution	Greenford, Scottish & Newcastle Depot	A single storey distribution warehouse	1	1997	12,000

Portfolio Lot Size

	Group		Including JVs	
	Number	% of value	Number	% of value
Less than £5m	160	2.5	555	4.9
£5m to £20m	77	11.1	183	14.5
£20m to £50m	40	15.3	68	17.1
£50m to £100m	10	7.7	18	9.6
£100m to £250m	13	23.2	16	20.9
Greater than £250m	7	40.2	7	33.0
	307	**100.0**	**847**	**100.0**

Joint Ventures Review

Introduction

British Land has entered into 15 joint ventures to hold £3.2 billion of properties primarily in the areas of retail, leisure, residential and development. British Land's share of £1.6 billion (2001: £1.5 billion), is financed to the extent of £0.8 billion (2001: £0.8 billion) with external debt, of which only £33 million is guaranteed by British Land. The net investment in joint ventures at the year end is £0.7 billion (2001: £0.7 billion).

Joint venture model

All British Land's joint ventures share a common framework:

- A separate entity formed to own property;
- The joint venture company is controlled on a 50:50 basis by a board on which each partner is equally represented (with no casting votes);
- The joint venture is established with a specified term, at the expiry of which, unless otherwise agreed, it will terminate in accordance with the terms agreed at the outset. There are however, provisions for early termination if the partners reach deadlock; and
- The joint venture is funded by a varying combination of equity and subordinated loans (which enable income to be received gross) from the two partners, and by third party finance.

British Land has proven its sustained ability to work constructively with other major companies, and its reputation enables it to continue to attract new ventures.

Joint venture rationale

Joint ventures benefit British Land because:

- They have provided access to desirable properties that were not on the market and enhance negotiations with tenants across a greater number of locations;
- They are able to raise finance on the strength of their own balance sheets with minimal or no support from either partner, thereby significantly lowering the initial equity investments and enhancing the returns on capital;
- They restrict the risks associated with a specific property investment or development by sharing the investment with a partner; and
- British Land earns fees from services provided to joint ventures.

Joint venture activity

The key activities of the joint ventures during the year are:

- Acquisition of the remaining 50% interest in the Peacocks Centre Partnership, from our joint venture partner, Alecta, for approximately £31 million. The Peacock Centre, Woking is now 100% directly owned by British Land.
- Establishment of a new joint venture, BL Davidson with Manny Davidson (and his family interests) in September 2001, to acquire Asda Property Holdings plc. The Asda portfolio of circa 80 properties comprises principally retail warehousing and Central London offices totalling approximately £480 million.
- BL Universal has continued to rationalise its portfolio, with sales in excess of 100 properties, principally high street shops, for total proceeds of £177 million.
- BL Rank Properties has reduced its leisure portfolio following the disposal of four bingo clubs and a cinema for £19.3 million.
- Following the sale of 151 public houses in June 2001 to Scottish & Newcastle for £111 million, The Public House Company has purchased 24 new public houses at a cost of £24 million in March 2002.

Other joint ventures have continued to rationalise and upgrade their portfolios through acquisitions, disposals and redevelopment of assets.

Summary of British Land's share in joint ventures

	2002 £m	2001 (restated) £m	Change £m
Profit and loss account			
Gross rental income	**98.5**	85.5	13.0
Operating profit	**88.6**	76.5	12.1
Disposal of fixed assets	**(2.5)**	3.7	(6.2)
Net interest – external	**(50.0)**	(45.7)	(4.3)
Net interest – shareholders	**(16.1)**	(16.0)	(0.1)
Profits before tax	**20.0**	18.5	1.5
Balance Sheet			
Gross assets	**1,689.6**	1,580.6	109.0
Gross liabilities	**(962.4)**	(876.4)	(86.0)
Net investment	**727.2**	704.2	23.0
Number of joint ventures	15	15	

Investment joint ventures

A Company profile for each investment joint venture is set out below.

British Land also has four joint ventures for sharing the skills, risks and rewards of carrying out specific development projects with our partners. These joint ventures are discussed within the Developments section of this report.

Joint ventures and partnership with Tesco plc

British Land has two joint ventures and a partnership with Tesco plc, which together own £677.7 million of retail properties, comprising 13 superstores, four retail parks and four shopping centres, all of which are anchored by Tesco Stores, and two distribution centres.

BLT Properties Limited

JV Partner: Tesco plc
Date Established: November 1996
Portfolio: 12 principally retail properties with a value of £238.3 million

Gross rental income £m	Operating profits £m	Gross assets £m	Gross liabilities £m	Net investment £m	BL's share investment £m	Net debt/ properties %
16.2	15.9	252.0	(142.2)	109.8	54.9	49.7

This joint venture owns: two retail parks at Harlech and Plymouth; two distribution centres in Southampton; and eight Tesco Superstores.

Two extensions to superstores at Newport and Formby totalling 3,240 sq m (34,840 sq ft) have been completed. In addition, rent reviews have been settled on two superstores and seven non-food units on the retail parks, with a net increase to rental income of £1.5 million per annum.

The high street store at Southend-on-Sea was sold for £5.9 million, following which the bank loan was reduced.

The joint venture is now financed by a £130.9 million bank loan. Recourse to each partner on the bank loan is limited to £12 million.

The properties owned are:

Property use type	Region	Property name	Area in sq m
Distribution	SE	Southampton, Nursling, Tesco Distribution Centre	29,700
	SE	Southampton, Nursling, Christian Salvesen Distribution Centre	7,000
Retail warehouse	SW	Plymouth, Marsh Mills Retail Park	10,400
	WAL	Newport, Harlech Retail Park	12,600
Supermarket	EM	Nottingham,Bulwell, Tesco	4,800
	GL	Feltham, Tesco	6,300
	NW	Formby, Tesco	5,050
	SE	Ashford, Tesco	4,400
	SW	Barnstaple, Tesco	6,400
	SW	Bristol, Brislington, Tesco	8,400
	SW	Newton Abbot, Tesco	6,600
	WAL	Pontypridd, Tesco	7,100

Key: Region CIT=London City, EA=East Anglia, EIR=Republic of Ireland, EM=East Midlands, GL=Greater London, N=North, NI=Northern Ireland, NW=North West, SCO=Scotland, SE=South East, SW=South West, WAL=Wales, WE=London West End, WM=West Midlands, Y&H=Yorkshire & Humberside.

The Tesco British Land Property Partnership

Partner: Tesco plc
Date Established: February 1998
Portfolio: Two shopping centres with a value of £94.3 million

Gross rental income £m	Operating profits £m	Gross assets £m	Gross liabilities £m	Net investment £m	BL's share investment £m	Net debt/ properties %
8.6	7.9	102.1	(13.9)	88.2	44.1	0.0

The partnership with Tesco plc was established to acquire 12 retail properties from the partners, and in November 1999 sold nine properties to a newly formed joint venture company, Tesco BL Holdings Limited. The Partnership retains two shopping centres at Leicester and Northampton.

The partnership has sold the Bow Street Shopping Mall, Lisburn to a private Irish investor for £30.4 million.

The 8,040 sq m (86,490 sq ft) extension to Beaumont Leys Shopping Centre, Leicester, including a 2,380 sq m (25,660 sq ft) extension to the Tesco Superstore, has now been successfully completed and is fully let. At the Weston Favell Shopping Centre, Northampton, an extension is currently under construction adding 5,110 sq m (55,000 sq ft) with completion expected in November this year. The anchor units have been pre let to Wilkinsons and Peacocks.

The Partnership is funded by the partners' contributions.

The properties owned are:

Property use type	Region	Property name	Area in sq m
Shopping Centre	EM	Leicester, Beaumont Leys Shopping Centre	21,500
	EM	Northampton, Weston Favell Shopping Centre	21,700

Tesco BL Holdings Limited

JV Partner: Tesco plc
Date Established: November 1999
Portfolio: Nine retail properties with a value of £345.1 million

Gross rental income £m	Operating profits £m	Gross assets £m	Gross liabilities £m	Net investment £m	BL's share investment £m	Net debt/ properties %
21.6	20.7	350.5	(217.0)	133.5	66.8	59.3

This joint venture was established to acquire nine properties from The Tesco British Land Property Partnership comprising: five Tesco Superstores; two retail parks at Milton Keynes and Bury; a district shopping centre at Lisnagelvin, Londonderry; together with Serpentine Green, a major out of town shopping centre at Peterborough.

Planning has been received for an additional non-food retail park unit at The Kingston Centre, Milton Keynes.

The joint venture has a loan of £210 million, without recourse to the partners.

The properties owned are:

Property use type	Region	Property name	Area in sq m
Retail Warehouse	NW	Bury, Woodfields Retail Park	13,400
	SE	Milton Keynes, The Kingston Centre	21,200
Shopping Centre	EA	Peterborough, Serpentine Green	27,700
	NI	Londonderry, Lisnagelvin Shopping Centre	8,800
Supermarket	GL	London NW10, Neasden, Tesco	10,100
	GL	London E3, Bromley by Bow, Tesco	6,600
	SE	Southampton, Bursledon, Tesco	11,200
	SE	Maidstone, Grove Green, Tesco	4,600
	SW	Ferndown, Tesco	7,800

Key: Region CIT=London City, EA=East Anglia, EIR=Republic of Ireland, EM=East Midlands, GL=Greater London, N=North, NI=Northern Ireland, NW=North West, SCO=Scotland, SE=South East.

BL Universal PLC

JV Partner: GUS plc
Date Established: February 1997
Portfolio: 149 principally retail properties with a UK value of £812.6 million

Gross rental income £m	Operating profits £m	Gross assets £m	Gross liabilities £m	Net investment £m	BL's share investment £m	Net debt/ properties %
62.4	53.3	849.0	(402.6)	446.4	223.2	40.1

BL Universal was established in February 1997 when it acquired 982 properties from the GUS group. Since then the joint venture has repositioned its portfolio, which currently stands at 149 predominately retail properties, comprising retail warehouse parks, prime high street shops, shopping centres and superstores. In total, the joint venture has sold around 828 properties and reinvested the proceeds primarily in retail parks. More recently sales have repaid debt and returned cash to the partners.

The core portfolio includes: an office building at 133-137 Houndsditch, London EC3; a 50% interest in the Microsoft Campus at Thames Valley Park; The Beehive Centre, Cambridge retail park; retail parks in Castle Vale, Birmingham, Westgate Retail Park, Wakefield, and Westside Retail Park, Leeds; and a number of large high street shops in major cities such as London, Glasgow, Manchester, Leeds, Liverpool and Newcastle.

During the year, the joint venture has disposed of a total of 103 properties for £177.3 million, including the Connswater Shopping Centre and Retail Park in Belfast for £47.3 million

At the year-end, five further sales were exchanged and four agreed at an aggregate price of £20 million.

At the Beehive Centre, Cambridge, the joint venture has completed a 6,500 sq m (70,000 sq ft) food store pre-let to Asda Stores PLC.

Following property sales, the joint venture has fully repaid the £125.6 million revolving bank loan and has returned £42 million to each partner. At 31 March 2002, the joint venture was financed by £300 million publicly listed debentures and a £45 million bank loan.

The principal properties owned are:

Property use type	Region	Property name	Area in sq m
Office	CIT	London EC3, 133 Houndsditch	19,200
	SE	Reading, Microsoft Campus	21,500
Office and retail	WE	London W1, 251-256 Tottenham Court Road	3,200
	NW	Liverpool, 58-72 Church Street	5,500
Retail	WE	London W1, 187-195 Oxford Street	2,800
	N	Newcastle-Upon-Tyne, 72-76 Northumberland Street	3,100
	N	Newcastle-Upon-Tyne, 78-92 Northumberland Street	8,400
	SCO	Glasgow, 43-55 Argyle Street	4,200
	SCO	Glasgow, 78-90 Buchanan Street	2,700
Retail warehouse	EA	Cambridge, The Beehive Centre	26,100
	NI	Coleraine, Riverside Retail Park	6,500
	WAL	Cardiff, Wenvoe Retail Park	3,900
	WM	Birmingham, Castle Vale Retail Park	17,900
	Y&H	Leeds, Westside Retail Park	10,600
	Y&H	Wakefield, Westgate Retail Park	19,400
Shopping centre	SCO	Aberdeen, St Nicholas Centre	7,200
Supermarket	EM	Lincoln, Tesco	5,500
	GL	London SE14, New Cross Gate, Sainsburys	8,450

BL Davidson Group

JV Partner: Manny Davidson, his family and family trusts
Date Established: September 2001
Portfolio: Circa 80 mixed retail and office properties with a value of £457.2 million

Gross rental income* £m	Operating profits* £m	Gross assets £m	Gross liabilities £m	Net investment £m	BL's share investment £m	Net debt/ properties %
9.5	7.1	485.2	(334.1)	151.1	75.6	58.4

*For the period from September 2001 to December 2001

This joint venture was established in September 2001 to acquire Asda Property Holdings plc which owns a portfolio of circa 80 properties, comprising principally retail warehousing and Central London offices.

The assets include: Forster Square Retail Park, Bradford; The Wheatley Centre, Doncaster; Standard House, 15/16 Bonhill Street, London EC2; and Lion Retail Park, Woking.

The total investment of approximately £238 million is financed by £72 million from each partner and acquisition finance of £94 million, which was initially provided by British Land. This was repaid in February 2002 by a £114 million facility provided by Royal Bank of Scotland, which includes finance for the ongoing development programme and working capital, and is without recourse to the partners.

The principal properties owned are:

Property use type	Region	Property name	Area in sq m
Offices	CIT	London EC2, Standard House, Bonhill Street	8,381
	WE	London SW1, 23 Lower Belgrave Street (Leasehold)	4,678
Retail Warehouses	Y&H	Bradford, Forster Square Retail Park 1-8	10,015
	Y&H	Bradford, Forster Square Retail Park 9-19	12,770
	Y&H	Doncaster, The Wheatley Centre	21,039
	Y&H	Kingston Upon Hull, Kingswood Retail Park	11,997
	SE	Woking, Lion Retail Park	7,235

BL West Companies

JV Partners: WestLB, WestImmo and Provinzial
Date Established: September 2000
Portfolio: Four city offices with a value of £365.2 million

Gross rental income £m	Operating profits £m	Gross assets £m	Gross liabilities £m	Net investment £m	BL's share investment £m	Net debt/ properties %
23.9	22.6	380.5	(276.6)	103.9	51.9	68.3

In September 2000, British Land sold a 50% interest in four prime city offices to a new joint venture with WestLB, WestImmo and Provinzial for a total consideration of £357.5 million. British Land retains a 50% interest in the venture and received £307.5 million in cash.

The properties comprise: three office buildings developed in 1992; 1 Fleet Place, Ludgate EC4, 10 Fleet Place, Ludgate EC4, 100 New Bridge Street, Ludgate EC4; and Watling House, 33 Cannon Street EC4, an office building constructed in 1998.

Since March 2001, the joint venture has completed four rent reviews on 5,100 sq m (55,000 sq ft), resulting in an increase of £0.6 million per annum to the rents passing.

The joint venture has also granted a new lease to a retail unit and regeared and extended another lease in 1 Fleet Place, and granted a new lease of an atrium base in 100 New Bridge Street, resulting in additional income of £0.1 million per annum.

The joint venture is financed by a bank loan of £265 million, without recourse to the partners.

The properties owned are:

Property use type	Region	Property name	Area in sq m
Offices	CIT	London EC4, Cannon Street, Watling House	8,000
	CIT	London EC4, 1 Fleet Place	15,700
	CIT	London EC4, 10 Fleet Place	17,000
	CIT	London EC4, 100 New Bridge Street	15,500

Key: Region CIT=London City, EA=East Anglia, EIR=Republic of Ireland, EM=East Midlands, GL=Greater London, N=North, NI=Northern Ireland, NW=North West, SCO=Scotland, SE=South East.

BL Fraser Limited

JV Partners: House of Fraser PLC
Date Established: July 1999
Portfolio: 16 department stores with a value of £209.6 million

Gross rental income £m	Operating profits £m	Gross assets £m	Gross liabilities £m	Net investment £m	BL's share investment £m	Net debt/ properties %
14.6	14.1	212.1	(148.0)	64.1	32.1	65.2

This joint venture was established to acquire and lease back 15 of House of Fraser's freehold and long leasehold department stores. Following the acquisition of an additional department store in Bristol last year, the joint venture owns 16 department stores at the year end, comprising some 204,390 sq m (2.2 million sq ft) in high street locations, mostly in major provincial towns and cities.

The properties are all let on 40 year full repairing and insuring leases to House of Fraser with minimum guaranteed uplifts for the first two rent reviews, based upon the higher of a 3% uplift per annum or open market value. The first rent review is due in June 2004.

A profitable sale of the 4,800 sq m (51,300 sq ft) department store in Doncaster was completed in May 2002, at a price of £4.9 million.

The joint venture is financed by a £139.75 million bank loan, which is without recourse to the partners.

The properties owned are:

Property use type	Region	Property name	Area in sq m
Retail	EM	Lincoln, 226-231 High Street	7,600
	N	Darlington, Blackwellgate	12,700
	N	Middlesbrough, 37 Linthorpe Road	12,000
	NW	Carlisle, 26-40 English Street	8,900
	SCO	Perth, 116-120 High Street	5,500
	SE	Camberley, Park Street & Princess Way	11,600
	SE	Chichester, West Street & Tower Street	6,500
	SE	Guildford, 105-113 High Street	15,400
	SW	Bristol, Horsefair	26,400
	SW	Plymouth, 40-46 Royal Parade	17,100
	WAL	Cardiff, St Mary's Street & Trinity Street	26,100
	WM	Leamington Spa, 78-86 The Parade	9,300
	Y&H	Grimsby, Victoria Street West	8,500
	Y&H	Hull, 1 Paragon Square	17,500
	Y&H	Leeds, 138-142 Briggate	10,700

The Public House Company Limited

JV Partner: Scottish & Newcastle plc
Date Established: April 1995
Portfolio: 152 public houses with a value of £156.2 million

Gross rental income £m	Operating profits £m	Gross assets £m	Gross liabilities £m	Net investment £m	BL's share investment £m	Net debt/ properties %
11.9	11.2	169.7	(100.7)	69.0	34.5	50.2

This joint venture with Scottish & Newcastle plc was established to acquire a portfolio of 306 public houses leased to its subsidiary.

Since 1995, the joint venture has rationalised its portfolio and now owns 152 public houses, totalling approximately 29,080 sq m (313,000 sq ft) of trading area, which are predominately freehold and located in the South of England.

The joint venture completed the sale of 151 public houses in June 2001 to Scottish & Newcastle for £111 million, and has reinvested £24 million in 24 new public houses. Also, one further public house was disposed of for £0.5 million in August 2001.

During the year, the joint venture has settled 22 rent reviews with a net increase to rental income of over £0.1 million per annum.

The amortising bank loan has been reduced from the proceeds from sales to £88.0 million. Recourse to each partner on this loan is limited to £16 million.

London and Henley Holdings Limited

JV Partners: Security Capital European Realty
Date Established: December 2000
Portfolio: 66 blocks of flats with a value of £175.4 million

Gross rental income £m	Operating profits £m	Gross assets £m	Gross liabilities £m	Net investment £m	BL's share investment £m	Net debt/ properties %
11.5	7.2	186.3	(121.7)	64.6	32.3	60.2%

In December 2000, British Land acquired a 50% interest in London and Henley Holdings Limited with its former owner, Security Capital European Realty, retaining the other 50%. Each partner contributed £18 million and acquisition finance of £114.5 million was raised.

London and Henley owns a portfolio of 66 properties in Greater London, containing a total of 733 apartments. 70% of the portfolio is located in the Central London area.

The principal assets include: St Marks Apartments, City Road EC1 and Market View, West Smithfield, EC1.

Since March 2001, the joint venture has sold three properties containing 25 apartments for a total of £6 million. A fourth property, containing 114 apartments, is currently being sold, and total expected sale proceeds are £25 million.

In addition, a number of medium term leases have been entered into with serviced apartment operators, and as a result eight properties containing 258 apartments are now let on this basis, representing approximately 43% of the total rent roll. This has the dual benefit of eliminating vacancies and reducing related maintenance and overhead costs.

The portfolio showed a strong uplift in value of 7.1% to £175 million at 31 March 2002.

The bank loan is £114.2 million at the year end, and is without recourse to the partners.

G.E.H. Properties Limited

This joint venture with Conran Holdings Limited and Wyndham International retains a 125 year head lease interest in the Great Eastern Hotel, the recently refurbished 267 bedroom hotel and restaurants complex situated at Broadgate.

BL Rank Properties Limited

JV Partners: The Rank Group Plc
Date Established: August 1997
Portfolio: 14 leisure properties with a value of £111.6 million

Gross rental income £m	Operating profits £m	Gross assets £m	Gross liabilities £m	Net investment £m	BL's share investment £m	Net debt/ properties %
10.9	10.5	132.2	(100.8)	31.4	15.7	65.1

The joint venture initially acquired 21 leisure properties, principally let to Rank, and now retains 13 of those properties comprising six bingo clubs, three leisure parks, one cinema and three multi-leisure centres.

The joint venture has sold four bingo clubs and a cinema for £19.3 million (including one disposal post the joint venture year end), reducing the current number of properties to 13.

The proceeds from these disposals have been applied in repaying the bank loan, which has been reduced to £75 million following the joint venture year end. Recourse to each partner on this loan is limited to £5 million.

The properties owned are:

Property use type	Region	Property name	Area in sq m
Leisure	EM	Leicester, Leicester Leisure Park	8,100
	N	Hartlepool, The Lanyard	2,700
	NW	Blackpool, Talbot Road	3,800
	NW	Liverpool, Knotty Ash	2,700
	SCO	Glasgow, The Forge	4,600
	SCO	Glasgow, Drumchapel, Axis West	3,000
	SCO	Glasgow, The Quay	11,800
	SE	Southampton, Leisure World	14,100
	SE	Southend-on-Sea, Victoria Circus	3,600
	WM	Stoke-on-Trent, Stoke Festival Park	7,700
	WM	Telford, Southwater Square	4,900
	Y&H	Kingston-upon-Hull, Clough Road	3,500
	Y&H	Huddersfield, Folly Hall	8,000

Key: Region CIT=London City, EA=East Anglia, EIR=Republic of Ireland, EM=East Midlands, GL=Greater London, N=North, NI=Northern Ireland, NW=North West, SCO=Scotland, SE=South East.

Valuation Certificate

The Directors
The British Land Company PLC
10 Cornwall Terrace, Regent's Park,
London NW1 4QP

Dear Sirs,
UK Portfolio Valuation 31 March 2002

	Freehold	Long Leasehold	Short Leasehold
A Held as investments	£6,862,569,260	£250,637,100	£1,825,000
B Held for development	£77,687,813		
C Owner occupied		£13,650,000	
D In the course of development	£381,600,000	£38,100,000	
Total value	£7,321,857,073	£302,387,100	£1,825,000

In accordance with your instructions we have carried out a valuation of certain freehold, heritable, and leasehold properties in the United Kingdom owned by The British Land Company PLC or its wholly owned subsidiaries in order to advise as to the open market value for balance sheet purposes of these property assets as at 31 March 2002.

We are of the opinion that the total of the open market values of the properties listed on the attached schedules and owned by the Company as at that date is in the sum of:

£7,626,069,173
(Seven billion, six hundred and twenty six million, sixty nine thousand, and one hundred and seventy three pounds)

The above figures represent the aggregate of the values attributable to the individual properties, and should not be regarded as a valuation of the portfolio as a whole in the context of a sale as a single lot. As in previous years, at 201 Bishopsgate we have as instructed included half of its value, reflecting the nature of the agreement with Railtrack Plc.

Certain properties within the group are held on 999 year or similar length leases, some with the option to purchase the freehold for £1. Others are held predominantly on a freehold basis but include parts held on a long leasehold basis at a peppercorn or nominal ground rent. In calculating the apportionments between tenure types above, we have included these in the freehold category. Short leasehold properties are classified as having less than 50 years unexpired.

City Of London Offices
Although demand in the City fell by over 20% over the last quarter of last year as tenants placed expansion plans on hold, this year has seen several large lettings with take up for quarter one 2002 in the City Core in the order of 800,000 sq ft.

Furthermore, the supply of prime space is still likely to be restricted over the next 2 to 3 years particularly as developments yet to start are unlikely to be completed until the end of 2003/mid 2004 at the earliest. There are very few grade A buildings immediately available; 70 Gracechurch Street, offering 11282 sq m (121,439 sq ft), being the only one complete and vacant in the City Core.

Occupiers are still putting surplus accommodation on the market and this now totals over half the current supply but much of this space is secondary as occupiers consolidate into their better grade stock.

Consequently, whilst there has been no prime rental growth since the letting of 21 Lombard Street in March 2001 at around £62 per sq ft, prime rentals have been steady, despite the limited occupier activity.

For example, the letting at 100 Leadenhall Street to Ace Underwriting at £55 per sq ft, headline is encouraging especially in EC3 and indicates prime core rental levels have held up at pre September 11 levels. Several smaller lettings, for example, in Citypoint at £67.50 per sq ft, also shows that levels have been maintained.

Incentives have however increased, along with supply, on secondary space. Yields for this type of stock are also under pressure. This is partly a function of the debt market, with swap rates and gilts both moving marginally higher.

Prime yields have been, and are likely to be less affected, due principally to the favourable supply/demand conditions in this sub market. For example the only prime large lot size to be sold in the City, since our last valuation date, is 1 Plough Place, which showed 6.35% net initial allowing for 5% costs. 280 Bishopsgate, let for 25 years to Royal Bank of Scotland, has also been sold at an initial yield of 6.25%.

What is notable is that this yield level has been sustained in a market where the institutions have so far not been evident, although they are expected to enter the market which may cause yields to fall. Historically prime City yields have been as low as 5.25%.

Within the portfolio there is now a significant amount of new development either under construction or ready to start. Given the shortage of prime space this appears timely.

At Broadgate, the recent EBRD review was settled at the lower end of expectations, but in very difficult market conditions. Income has none the less increased across the estate and there are still significant reversions due over the next 2 years or so.

West End of London Offices
Signs are already emerging that the softening of rents and asking terms that occurred toward the end of 2001, may be easing. Supply is still low, and just over 5 million sq ft of mixed quality space was available at the end of 2001. The vacancy rate rose to just over 6%, but the amount of speculative space on stream is very low and the proportion of space available that is "Grade A" is largely limited to non core locations such as Paddington or the Company's Regent's Place. Take up here illustrates that occupiers have become less location sensitive, provided the appropriate standard of building and environment is available.

The West End continues to benefit from a diverse range of occupiers and short term future supply, particularly in core locations, is limited. Just over 500,000 sq ft is due for completion in Mayfair and St James between now and 2004. Such grade A space is likely to achieve a net £75 per sq ft, representing a £10-15 psf decline from the previous peak, although smaller suites have let recently at higher levels.

Previous concerns that the prime market may have further to fall have largely abated, against a background of a stable domestic economic outlook and signs of renewed growth in the US economy. We are seeing some encouraging signs that occupational enquiries are increasing following a period of very limited activity in the first quarter of 2002.

Investment demand remained steady, reflecting the underlying strength of the market. Although institutional interest has so far remained muted, private buyers, taking advantage of cheap finance, together with the local specialists, helped prime yields stay at around 6-6.25%. Generally purchasers are looking for either long term secure income streams or are looking for refurbishment opportunities as comprehensive redevelopment becomes more difficult.

The interest being shown in the Company's completed 350 Euston Road, indicates sustained demand for quality accommodation situated at good transport hubs.

Retail Warehousing

This sector remains the most popular with investors. In contrast to the mixed picture still emerging from the traditional high street, there seems a consensus that rental growth prospects out of town remains strong. This is driven by the relative scarcity of new planning consents for out of town schemes. Additionally, there is the ability on the part of tenants to pay higher rent levels if need be and yet still trade profitably. Thirdly, the entrance of new players to the out of town occupational market, ensures continued competition for sites.

Added to all this are the long leases and good covenants associated with this type of development.

Several locations where rents seemed to stagnate around the £12psf level have moved forward recently to produce favourable rental evidence, usually as a result of active management initiatives.

As with supermarkets the trend is for extension and reconfiguration of parks to produce the current optimal unit sizes. Larger parks that allow potentially greater flexibility in this are, therefore most in demand with investors.

Yields have generally remained as keen as they were around the time of our valuation in September last year. In a few cases they have sharpened still further – typically larger open A1 parks reflecting increased institutional interest or higher yielding smaller lots where weight of money from private investors has reduced yields.

Provincial Offices

The market, as ever, is location specific. Manchester and Liverpool have both shown increased tenant demand. There is good interest for such multi let properties from local specialist investors who typically adopt a "hands on" active management approach. Potential returns are relatively high, with such properties generally yielding 8% or better.

Elsewhere within British Land's holdings development profits are being realised at such locations as Blythe Valley Business Park, near Solihul, which is one of the Company's joint ventures.

The continued troubles of the telecoms and technology sector companies are reflected in the continuing supply overhanging the "Western Corridor" – M3/M4 office markets. Debate as to how far rentals may have dropped is hampered by a lack of transactions, as many occupiers have put relocation plans on hold. For the time being, those who are seeking to sublet surplus space remain tight lipped as to incentives and deals available with no significant transactions concluded.

High Street shops

In summary, little news since September. The results of individual retailers remain mixed. Plainly the market is still very competitive and there are winners and losers with nearly all seeing margins under continuing pressure. Therefore rental growth is forecast to be minimal in the short run. In some towns investors are concerned that underlying rentals have actually fallen. Institutional interest, has to date been limited and whilst they were the historical purchasers, we still see yields around 5.75% often for good properties.

The biggest value shifts have occurred amongst smaller sub £2m lots where private investors have bid yields down to historically low levels. Either debt financed or simply seeking a more reliable home for cash than equities or formal pension funds. Such buyers have eroded the margins on properties with over 10 years unexpired good covenants and income.

Industrial

The yield covenant market has kept prices high for well let distribution buildings. We see prime yields for these, especially in Greater London or the South East, at about 6.5%. Rental growth is still forecast for this area, particularly in West London on the back of further expansion of the airport.

Multi let propositions, although having the attraction of break up to owner occupiers, bolstered by cheap finance, have eased in yield terms, reflecting a slight correction from 6 months ago when even short term income streams were bid for based on relatively generous initial yields. Within British Land's various joint ventures substantial development profits are being realised as a number of speculative builds have been pre-let and completed.

Supermarkets

Like other sectors, foodstores have benefited from the eagerness of investors to acquire long, secure income streams. Foodstores have the added benefit of strong residual site values, based on sales to another A1 operator for either food or non food. High values has also been achieved for such buildings with vacant posession. These transactions, reflecting trading potential as opposed to pure property investment values, illustrate how low rental levels remain.

In yield terms, recently built prime stores, let to one of the top retailers, with around 20 years unexpired lease terms, will achieve around 6.25% or better. This is evidenced by the J. Sainsbury Winchester, which was let off about £20psf, and sold at 6.3% initial yield on behalf of Lattice – British Gas' Pension Fund.

Several similar sales over the past 9 months suggest that yields have generally improved by around one half per cent to their current level.

Conversely, on the rental side, the occupiers are still succeeding in holding rents at what seems to be at unreasonably low levels. Growth is however still found amongst the mid range rented properties with the result that differentials between older and newer stores are narrowing.

The operators themselves are still keenly seeking increased sales through extensions of existing sites, in turn creating extra value for landlords of leased stores. British Land has undertaken a number of these. Smaller store concepts such as Sainsbury's Central and Tesco's Express have also proliferated, taking units in locations and of a size that would previously have been let to independent or smaller regional operators.

Shopping Centres

Yields, in line with high street retail, have remained broadly steady. There has been a good deal of activity with institutional vendors typically selling to property company buyers. Few are purchasing simply in expectation of rental growth – this needs to be worked for, and most deals are said to have "angles". The most significant sale is arguably Hammerson's purchase of The Shires, Leicester. We calculate the equivalent yield here to be around 6.33% based on reversionary values established within the scheme.

Within British Land's portfolio, numerous active management initiatives continue to be pursued at schemes ranging from Meadowhall to East Kilbride where the preletting of a new phase, Centre West, is now progressing very well.

Basis of Valuation

The properties have been valued on an open market basis with the exception of the owner occupied property at Cornwall Terrace, which has been valued on an existing use basis. Open market value is an opinion of the best price at which the sale of an interest in the property would have been completed unconditionally for cash consideration on the date of valuation, assuming:

a a willing seller;

b that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms, and for the completion of the sale;

c that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

d that no account is taken of any additional bid by a prospective purchaser with a special interest; and

e that both parties to the transaction had acted knowledgeably, prudently and without compulsion.

We would draw your attention to paragraph b of the above definition of open market value. Given market conditions as at the valuation date, a period of three to six months can be considered a reasonable time in which to effect a sale of any individual property. Our valuation does, however, assume that any sale would be as part of an orderly disposal of such assets and that the market would not be adversely affected by an attempt to dispose of a significant holding over a short period.

Existing use value means an opinion of the best price at which the sale of an interest in property would have been completed unconditionally for cash consideration on the date of valuation, assuming:

a a willing seller;

b that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms and for the completion of the sale;

c that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

d that no account is taken of any additional bid by a prospective purchaser with a special interest;

e that both parties to the transaction had acted knowledgeably, prudently, and without compulsion;

f the property can be used for the foreseeable future only for the existing use; and

g that vacant possession is provided on completion of the sale of all parts of the property occupied by the business.

Assumptions and Disclaimers

In our valuation of those classified as completed properties in the portfolio, no account has been taken of any retentions, nor do our valuations make allowance for any outstanding development costs, fees, or other expenditure for which the company may be liable.

Our valuation of the properties in the course of development reflects the stage reached in construction and the costs already incurred at the date of valuation, whilst having regard to the contractual liabilities of the parties involved in the development and any cost estimates which have been prepared by your professional advisers and supplied to us.

This certificate and valuation and the detailed reports attached have been prepared in accordance with the current edition of the Appraisal and Valuation Manual (The Red Book) issued by The Royal Institution of Chartered Surveyors.

Surveys and enquiries upon which all of our valuations are based are carried out by general practice surveyors making appropriate investigations having regard to the purpose of the valuation. The valuers responsible for the work are qualified asset valuers as defined in the new Red Book.

Whilst we have not examined the title documents themselves, we have in all but a very few cases seen your solicitors reports on title and, we have therefore, assumed that, unless stated otherwise, the interests are not subject to any onerous restrictions, to the payment of any unusual outgoings or to any charges, or rights of way or easements, other than those to which we have referred. We have assumed that any outstanding requirements of the various repairing covenants will be met.

Although we reflect our general understanding of a tenant's status in our valuation, we make no enquiries about the financial status of tenants, and rely upon you to advise us if tenants are in default of rental payments, or where there appear grounds for concern. We assume that appropriate enquiries were made when leases were originally exchanged, or when consent was granted to tenants to assign or underlet.

Details of the nature and extent of the properties, the tenure and tenancies, permitted uses and related matters, have been supplied by you. Where possible this information has been confirmed during our inspection. We have assumed that these details are accurate and that the interests are in all respects good and marketable.

Properties and accommodation occupied by the company or subject to inter-company leases have been valued assuming vacant possession.

We have made oral enquiries of the local planning and highway authorities and the information obtained is assumed to be correct. We have been informed that there are no local authority planning or highway proposals that might involve the use of compulsory purchase powers or otherwise directly affect the properties. No formal searches have been instigated.

The properties included in this report were inspected between February 2001 and March 2002, and were measured in accordance with The Royal Institution of Chartered Surveyors Code of Measuring Practice. The floor areas given are derived from measurements taken on site or have been scaled from the drawings supplied and checked by sample measurements on site.

As we were not instructed to carry out structural surveys or to test any of the service installations, our valuations reflect only the general condition of the properties evident from our inspections and any defects of which we have been made aware as detailed in the individual reports. We assume that no materials have been used in the construction of the buildings which are deleterious, hazardous or likely to give rise to structural defects. We also assume that all relevant statutory requirements have been complied with.

We were not instructed to carry out investigations into ground conditions, and unless otherwise indicated in the individual reports, our valuations assume that the sites are physically capable of development, or redevelopment, when appropriate, and that no special or unusual costs will be incurred in providing foundations and infrastructure.

You have not instructed us to carry out any investigation into pollution hazards which might affect the properties and, unless otherwise indicated, our valuations assume that the properties are not adversely affected by any form of pollution.

We include in our valuations those items of plant and machinery normally considered to be part of the building service installations and which would pass with the property on a sale or letting. We exclude all items of process plant and machinery and equipment, together with their special foundations and supports, furniture and furnishings, vehicles, stock and loose tools, and tenants fixtures and fittings.

In arriving at our valuations, no allowance has been made for the costs of realisation, any liability for tax which might arise in the event of disposal or deemed disposal or for the existence of any mortgages or similar financial encumbrances over the properties. Our valuations are exclusive of any VAT.

This valuation is provided for the stated purposes and is for the use only of those to whom it is addressed. No responsibility is accepted to any other party.

No part of this certificate may be reproduced, or reference made to it, without our prior written approval. Furthermore, no reference may be made to the certificate in any other publication without our written approval.

Yours faithfully

Atis Real Weatheralls

Atis Real Weatheralls
Norfolk House
31 St. James's Square
London SW1Y 4JR

Instruction to Valuers
Atis Real Weatheralls
Norfolk House, 31 St. James's Square,
London SW1Y 4JR

Dear Sirs,

Valuations for the year ending 31 March 2002.
The British Land Company PLC
and various Joint Venture Companies

I confirm our instructions to prepare reports and valuations, for inclusion in the year end Report and Accounts, in respect of the properties owned by the above in the United Kingdom. For this purpose tenancy schedules have been provided to you and will be updated through to 31 March.

Your valuation certificates are to include a schedule with all relevant information for each property.

Your valuations are to be prepared on an open market basis in accordance with the current Appraisal and Valuation Manual (The Red Book) published by The Royal Institution of Chartered Surveyors which, inter alia, states that the surveyors undertaking the work are to be appropriately qualified. In accordance with usual market practice your valuations are to be reported net after the deduction of the prospective purchaser's costs, including stamp duty.

You will conduct appropriate inspections of each of the properties and measure in those cases where you have not been provided with floor areas as agreed between the landlord and tenant at the time of rent review or the initial letting. In respect of planning, your surveyors will make their own enquiries of the various planning authorities. You will also refer to title reports and leases either in your possession or made available to you.

These instructions are given on the basis, as previously, that your professional indemnity policy is in place and sufficient on a per claim basis to cover this instruction.

Yours faithfully
for and on behalf of The British Land Company PLC

Michael Gunston.

M.I. Gunston, FRICS
Chief Surveyor

'Dance is a song of the body'
Martha Graham

Management, Governance, Corporate Social Responsibility

4



Directors and Officers

The British Land Company PLC

•**John Ritblat** F.R.I.C.S. Chairman and Managing Director
John Ritblat became Managing Director of Union Property Holdings (London) Ltd in August 1969, and became Chairman and Managing Director of The British Land Company in 1971 following its merger with Union. He is a founding Chairman of Colliers Conrad Ritblat Erdman. He is Chairman and Chief Executive of The British Land Corporation Limited. Aged 66 years.

*†•**Derek A. Higgs** B.A., F.C.A. Deputy Chairman
Derek Higgs joined The British Land Company as a non-executive Director in July 2000, and became Deputy Chairman in March 2001. He is a Senior Adviser in the UK to UBS Warburg and Chairman of Business in the Environment, Partnerships UK plc and the IPD Index Consultative Group. His other appointments include membership of the Financial Reporting Council and non-executive directorships of Egg plc, Jones Lang LaSalle Inc., London Regional Transport and Allied Irish Banks, p.l.c. Aged 58 years.

Cyril Metliss F.C.A.
Cyril Metliss was appointed an executive Director of The British Land Company in July 1971 after gaining wide experience in manufacturing, financial services and property development. He was a senior partner in Stoy Hayward & Co., chartered accountants, before becoming a Director of the Company. He is Executive Vice-Chairman of The British Land Corporation Limited. Aged 78 years.

•**John H. Weston Smith** M.A., F.C.I.S.
John Weston Smith joined The British Land Company as Secretary in July 1971 from N. M. Rothschild & Sons Limited and was appointed an executive Director in January, 1973. He is Chief Operating Officer. Previously he was Joint General Manager of the Abbey National Building Society. He is Managing Director of The British Land Corporation Limited and Chairman of British Land Developments Limited and Broadgate Estates Limited. Aged 70 years.

Nicholas Ritblat M.A.
Nicholas Ritblat joined The British Land Company in September 1987 and was appointed an executive Director in September, 1991. He previously worked for S.G. Warburg & Co. Ltd's corporate and international finance divisions. He is Deputy Chairman of British Land Financing Limited. Aged 40 years.

*†•**Michael Cassidy** B.A., M.B.A.
Michael Cassidy was appointed a non-executive Director of The British Land Company in January 1996. He is the senior non-executive director. He is senior partner of Maxwell Batley, Solicitors, specialising in commercial property. He was formerly Chairman of the Policy and Resources Committee of the Corporation of London. Aged 55 years.

Robert E. Bowden B.Sc., F.R.I.C.S.
Robert Bowden, a former senior partner of Conrad Ritblat & Co., joined The British Land Company in April, 1992 as head of property investment and acquisitions. He was appointed an executive Director in June 1997. He is Chairman of British Land Properties Limited. Aged 59 years.

*†•**Robert Swannell** F.C.A.
Robert Swannell became a non-executive Director of The British Land Company in August 1999. He is Vice-Chairman of Schroder Salomon Smith Barney. He is a member of the Regulatory Decisions Committee of the Financial Services Authority. Aged 51 years.

*†•**The Lord Burns** G.C.B., B.A. (Econ.)
Terry Burns became a non-executive Director of The British Land Company in July 2000. He is Chairman of Abbey National PLC and of Glas Cymru Cyfyngedig (Welsh Water). He is also a non-executive director of Pearson plc. He was Permanent Secretary of H.M. Treasury between 1991 and 1998. Aged 58 years.

Graham Roberts B.A., F.C.A.
Graham Roberts joined The British Land Company in January 2002 as an executive director, was appointed Finance Director in March 2002. He is Chairman of British Land Financing Limited. He was previously senior real estate partner at Andersen. Aged 43 years.

Secretary
Anthony Braine L.L.B., F.C.I.S.

*Member of the Remuneration Committee
†Member of the Audit Committee
•Member of the Nomination Committee

The British Land Corporation Limited

The principal management and operating company of the Group. John Ritblat is Chairman and Chief Executive, Cyril Metliss is Executive Vice-Chairman and John Weston Smith is Managing Director. In addition the Board comprises the other executive directors of The British Land Company PLC and the following:

Michael I. Gunston F.R.I.C.S., I.R.R.V. joined The British Land Company in March 1975 and is the Chief Surveyor. Aged 58 years.

Stuart Slack F.C.A. joined The British Land Company in August 1971. In 1992 he was appointed Group Treasurer. Aged 56 years.

John H. Iddiols B.Sc. (Est. Man.), F.R.I.C.S. joined The British Land Company in November 1984 and is the Deputy Chief Surveyor. Aged 58 years.

Anthony Braine L.L.B., F.C.I.S. joined The British Land Company in October 1987 as Assistant Secretary. He was appointed Group Secretary in March 1995. Aged 45 years.

Lucinda M. Bell M.A., F.C.A. joined The British Land Company in December 1991. She was appointed Head of Tax in April 2001. Aged 37 years.

Christopher M. J. Forshaw F.C.A. joined The British Land Company in December 1994. His responsibilities include internal control compliance and assessing property acquisitions. Aged 52 years.

Peter C. Clarke F.C.I.S. joined The British Land Company in March 1989. He is a Head of Asset Management and his responsibilities include corporate matters and securitisations. Aged 36 years.

Stephen G. Spooner B.Sc., F.R.I.C.S. joined The British Land Company in May 1988. He is an Estates Surveyor with additional responsibilities for E-commerce. Aged 44 years.

Naren G. Raichura F.C.C.A. joined The British Land Company in July 1975 and is the Group Accountant. Aged 53 years.

Anthony W. Adams joined The British Land Company in June 1982 and is the Group Management Accountant. Aged 49 years.

Peter Earl B.Sc. joined The British Land Company in May 1989 and is Head of Information Technology. Aged 40 years.

Sarah M. Barzycki M.A. joined The British Land Company in April 1998. Her responsibilities include corporate banking and joint ventures. Aged 43 years.

Adrian P. Penfold B.A. (Hons.), M.R.T.P.I. joined The British Land Company in November 1996 and is Head of Planning and Environment. Aged 50 years.

Timothy A. Roberts B.Sc., M.R.I.C.S. joined The British Land Company in June 1997. He is a Head of Asset Management and his responsibilities include investment sales and purchases. Aged 37 years.

Nicholas K. Bates B.Sc., M.R.I.C.S. joined The British Land Company in January 1998 and is an Asset Manager with responsibility for the Group's London properties. Aged 39 years.

Paul Burgess joined The British Land Company in November 1995 and is a Leasing Executive. Aged 45 years.

Steven J. Rickard B.Sc., M.R.I.C.S. joined The British Land Company in April 1990 and is an Estates Surveyor. Aged 41 years.

Nigel M. Webb B.Sc. (Hons.), M.R.I.C.S. joined The British Land Company in March 1992 and is Head of Provincial Developments. Aged 38 years.

Mark T. Wright B.Sc., M.R.I.C.S. joined The British Land Company in April 1987 and is Head of London Developments. Aged 40 years.

Jonathan Hallam L.L.B., M.B.A. joined The British Land Company in December 2000 and is Head of Development Administration. Aged 40 years.

Group Executive and Advisers

British Land Financing Limited
Responsible for the financing activities of the Group. Graham Roberts is Chairman and Nicholas Ritblat is Deputy Chairman. In addition the Board comprises the other executive directors of The British Land Company PLC and the following:

I. N. Geoffrey Selwyn B.Com. (Acc.), F.C.A., F.T.I.I. Aged 61 years.
Stuart Slack F.C.A.
Anthony Braine LL.B., F.C.I.S.
Lucinda M. Bell M.A., F.C.A.
Christopher M. J. Forshaw F.C.A.
Peter C. Clarke F.C.I.S.
Naren G. Raichura F.C.C.A.
Anthony W. Adams
Peter Earl B.Sc.
Sarah M. Barzycki M.A.
Daniel M. Jones M.A.A.T., A.C.A. Aged 32 years.
Graham Lee B.Sc., F.C.A., A.T.I.I. Aged 52 years.
Jonathan C. Payne Aged 39 years
Amanda J. Rushton B.Sc.(Hons.), A.C.A. Aged 28 years
Patrick E. Hawkins B.A.(Hons.) Aged 34 years.
Charles J. Middleton A.C.C.A., A.T.I.I. Aged 36 years
Nigel Williams B.A. Aged 37 years

Secretary
Rebecca J. Scudamore B.A. (Hons.), A.C.I.S. Aged 29 years.

British Land Properties Limited
Responsible for the management of the property assets and estates of the Group. Robert Bowden is Chairman. In addition the Board comprises the other executive directors of The British Land Company PLC and the following:

Michael I. Gunston F.R.I.C.S., I.R.R.V.
John H. Iddiols B.Sc.(Est. Man.), F.R.I.C.S.
Peter C. Clarke F.C.I.S.
Stephen G. Spooner B.Sc., F.R.I.C.S.
B. Desmond Morris B.Sc.(Hons.), F.R.I.C.S. Aged 48 years.
Steven J. Rickard B.Sc., M.R.I.C.S.
Bryan J. Lewis B.Sc.(Hons.), M.Phil., M.R.I.C.S. Aged 35 years
Nicholas K. Bates B.Sc., M.R.I.C.S.
Timothy A. Roberts B.Sc., M.R.I.C.S.
Barry C. Winfield B.Eng.(Hons.), Aged 53 years.
Christopher G. Betts B.Sc.(Hons.), M.R.I.C.S. Aged 36 years
Graham W. Jones B.Sc.(Hons.), Aged 35 years.
Merrick Marshall B.A.(Hons.), M.R.I.C.S., Dip. I.P.F. Aged 42 years.
Nigel Williams B.A.

Secretary
Rebecca J. Scudamore B.A.(Hons.), A.C.I.S.

British Land Developments Limited
Responsible for the management of the development activities of the Group. John Weston Smith is Chairman. In addition the Board comprises the other executive directors of The British Land Company PLC and the following:

Michael I. Gunston F.R.I.C.S., I.R.R.V.
Adrian P. Penfold B.A.(Hons.), M.R.T.P.I.
Mark T. Wright B.Sc., M.R.I.C.S.
Nigel M. Webb B.Sc.(Hons.), M.R.I.C.S.
Paul Burgess
John P. Hayman M.R.I.C.S. Aged 64 years.
David W. Deuchars Aged 51 years.
Jonathan Hallam LL.B., M.B.A.
Tim Wells M.B.A., M.R.I.C.S. Aged 37 years
Barry C. Winfield B.Eng.(Hons.)
Nigel Williams B.A.

Secretary
Anthony Braine LL.B., F.C.I.S.

Head Office Executive
Andrew Berman B.Sc.(Hons.), A.C.A., Senior Accountant. Aged 34 years.
Anthea Blakeley B.Sc.(Hons.), M.R.I.C.S., A.C.I.Arb., City & West End Asset Manager. Aged 27 years
Ian Davies B.Sc.(Hons.), IT Development Manager. Aged 35 years.
Michael H. Davies F.C.C.A., Corporate Taxation Executive. Aged 56 years.
Simeon M. Fox M.A., Database Administrator. Aged 45 years
Marc Furlonger A.C.A., Financial Accountant. Aged 29 years.
Anthony M. Heyes I.S. Solutions Architect. Aged 41 years.
John T. James B.Sc.(Hons.), F.I.Mgt., Head of Construction. Aged 58 years.
Simon Meacock B.Sc.(Hons), M.R.I.C.S., Asset Management Surveyor. Aged 28 years.
Sheila M. Nolan M.A.(Oxon), D.Phil., A.T.I.I., Corporate Taxation Executive. Aged 32 years.
Miles H. Price B.Sc.(Hons.), M.Sc., M.R.T.P.I., Planning Executive. Aged 28 years.
Peter Saint Bernard Property Management Accountant. Aged 35 years
Rebecca J. Scudamore B.A.(Hons.), A.C.I.S., Assistant Secretary
Stef Socratous B.Sc.(Hons.), A.C.C.A., Management Accountant. Aged 29 years
Stella A. Spence B.A.(Hons.), A.C.I.S., Administration Manager. Aged 47 years.
Barbara Stephenson B.A.(Hons.), Dip.A.R.M., Records Manager. Aged 30 years
Steven Teague M.A.(Hons.), A.C.A., Corporate Taxation Executive. Aged 30 years
Clive Vlieland-Boddy F.C.C.A., Head of The Business Group. Aged 49 years
Andrew Walton B.L.E., M.R.I.C.S., Development Surveyor. Aged 28 years.
Benjamin C. Young B.Sc.(Hons.) M.R.I.C.S., Investment Executive. Aged 28 years.

Broadgate Estates Limited
Responsible for on-site building and estate management of London properties for the Group and third parties. The Board, chaired by John Weston Smith, also comprises the following:

Cyril Metliss F.C.A.
Barry C. Winfield B.Eng.(Hons.), Managing Director
Michael I. Gunston F.R.I.C.S., I.R.R.V.
John H. Iddiols B.Sc.(Est. Man.), F.R.I.C.S.
Anthony W. Adams
Robert L. Fisher D.E.M., M.I.E.E. Aged 38 years.
Robert S. Flood M.Sc., M.B.A., F.C.C.A. Aged 54 years.
John Sutherland F.C.I.B.S.E., M.B.I.F.M. Aged 68 years.
Elaine Frazer Aged 43 years.
Neill F. Maclaine I.C.I.O.B. Aged 38 years.

Secretary
Rebecca J. Scudamore B.A.(Hons.), A.C.I.S.

Overseas
British Land Investments Netherlands B.V.,
Atrium Gebouw, Strawinskylaan 3085,
1077ZX Amsterdam, The Netherlands
Telephone (3120) 642 9848
Fax (3120) 644 2806

Bram Linnartz Joint Managing Director
Paul Colligan F.C.A. F.C.M.A. Joint Managing Director
Arend J. van der Marel Joint Managing Director

Firmount Limited
6 Fitzwilliam Place
Dublin 2, Ireland
Telephone (3531) 676 8666
Fax (3531) 676 8699

Frank Martin F.C.C.A. Managing Director

Principal bankers
The Royal Bank of Scotland plc
Lloyds TSB Bank plc
Mizuho Corporate Bank, Ltd
Barclays Bank PLC
UBS AG
UFJ Bank Limited
Danske Bank A/S

Stockbrokers
UBS Warburg
1 Finsbury Avenue
London EC2M 2PP

The Environment & Corporate Social Responsibility

British Land's Environmental Management System
British Land's Environmental Management System is overseen by the Environment Committee and Environmental Performance Review Panel.

Both are chaired by John Weston Smith (Director and Chief Operating Officer) and attended by Adrian Penfold (Head of Planning and Environment) and Miles Price (Planning Executive and Environment Officer).

Environment Committee
The Environment Committee has overall control of all environmental matters and exerts control over the Environmental Performance Review Panel. Made up of senior Executives the Committee creates corporate environmental policy and objectives. It also ensures compliance with the latest environmental requirements placed on the business.

The Environment Committee is advised by external Consultants who provide guidance and verification of the Company's achievements and performance.

Environmental Performance Review Panel (EPRP)
The EPRP is responsible for setting, reviewing and monitoring the environmental objectives and targets set out in the Environmental Manual. It is composed of one representative from each of the defined business units within the Company, including the Meadowhall Shopping Centre and Broadgate Estates.

The EPRP representatives require that their staff within their business units, and their agents, consultants and suppliers to adhere to the Environmental Management System and the objectives and targets set out in the Internal Environmental Manual. The EPRP also ensures that the procedures put in place provide the necessary information for the annual Environmental Report.

Environmental Policy
Environmental Policy and Checklist
The Environmental Policy and Checklist is the corporate policy document on Environmental issues. It provides guidance advisors and contractors involved in acquisition, development and management of our portfolio. Our contractors and advisors maintain procedures and records to demonstrate their compliance.

Environmental Manual
The Environmental Manual sets out wide-ranging Environmental targets and objectives, including the introduction of procedures for monitoring performance for the Company as a whole ('corporate targets') and for each business unit. Corporate environmental targets cover issues such as: reducing CO_2 emissions and maximising energy efficiency; promoting sustainable transport for business trips; recycling; and staff training. The tailored business unit targets cover more specific issues such as: ensuring preference is given to developing 'brownfield' sites wherever possible; auditing the environmental performance of new office developments; assessing the environmental performance of potential investments, and making provision to recycle a range of waste products at properties across the portfolio.

Particular emphasis is being placed in 2002 on collecting energy consumption data as part of the Company's commitment to reduce CO_2 emissions. All managing agents have been contacted and are aware of the emphasis now being placed on environmental issues and reporting. They use a new British Land web portal to provide meter readings for the common part areas of all buildings within the portfolio.

Benchmarking Surveys
Recognition of British Land's progress over the past year can be seen in its ranking in both the Business in the Community and the Property and Environment Group benchmarking surveys. These surveys rate FTSE 250 and property companies against their peers in relation to a range of Environmental and Corporate Social Responsibility issues:

Business in the Community – 6th Index of Corporate Environmental Engagement
British Land was congratulated by BiE this year for coming 1st in the Real Estate sector and for its improvement in performance, compared with 4th last year.

Property and Environment Group – Benchmarking Survey 2002
This is the main survey for the property industry run by Environmental Governance and was entered by 18 of the leading property firms in 2002. British Land was ranked 1st in the Property Sector category. PEG acknowledged that this rise of five places on last year constituted a 'step change improvement' in the Company's performance.

Corporate Social Responsibility (CSR)
The Company's CSR objective is:
'To take into account the interests of all our stakeholders including our employees, our customers, our suppliers as well as the local community and the environment in which we operate' (Taken from the ABI Good Corporation charter).

This objective is supported in the general philosophy and actions of the business, and is being reflected through targets, measures and procedures for monitoring of the Company's performance. Performance will be reported.

Engagement with Stakeholders
British Land is a sustainable and responsible business and recognises the importance of maintaining long-term relationships with all of its stakeholders. These relationships provide openness and transparency and ensure that the Company delivers on stakeholder expectations.

The Company engages with a wide range of interested parties including: investors, analysts, local authorities, local communities and charities. Regular meetings are held with Socially Responsible Investment Analysts to update them on the work that is taking place in-house and to explain the systems and procedures that are operating across the business.

An example of communicating company policy can be seen in the publication in 2001 of the British Land Biodiversity Report. This report provides information on the Company's corporate approach to Ecology and Biodiversity. It case studies the Heathrow Gateway development in Feltham, and outlines the various steps that have been taken both during and after the construction process to mitigate the impacts on local habitats and wildlife populations.

web site at www.britishland.co.uk. The 'Biodiversity' report complements the 'Environmental Policy and Checklist' which is also available through the web site.

In the Community

British Land's extensive property portfolio and development programme means that it is a stakeholder in many communities throughout the UK. The Company is aware of the responsibilities and commitments that this entails.

The amount of money donated to charities and community initiatives is only one element of a comprehensive CSR strategy. Monetary contributions are important however, and in 2001 the Company provided over £795,000 (cash and in-kind donations) to fund a wide range of projects and programmes including:

- Full participation in the West Euston Partnership Promoting Community Safety, Ethnic Integration and opportunities for local people, including the provision of premises for a One Stop Shop at our Regent's Place Estate.
- Sponsoring of local initiatives and events eg: Third Age Project (Camden), Training schemes (Meadowhall Regional Shopping Centre Sheffield).
- Funding for improved cleaning, security and environmental improvements in the West End of London through the Piccadilly Circus Partnership.
- British Chess Championships (Nationwide competition).
- Community Information web sites eg: www.meadowhall.co.uk (Meadowhall Shopping Centre - Sheffield), www.blythevalleypark.co.uk (Blythe Valley Park - Solihull), www.vicinitee.com (at six London locations).
- Funding for a Metropolitan Police bicycle squad (London).

Through its development programme the Company also makes significant long term contributions to the wider communities and economies within which it is active. These contributions include new jobs and facilities, and improvements to local transport systems through new infrastructure and services eg: cycle paths and new bus services. These are often provided in partnership with third parties such as local authorities and public

British Land encourages employees to provide management support and financial advice to local community groups and local regeneration bodies eg: The West Euston Partnership and the Board of The Middlesborough Groundwork Trust.

Employment and Labour Conditions

It is British Land policy that staff are treated with fairness, dignity and respect, and provided with a good working environment. Problems or worries of staff are listened to sympathetically, and any member of staff experiencing difficulties is encouraged to consult management. Job related training is available to all staff and staff are encouraged to maximise their potential by improving their skills and knowledge. The Company contributes towards tuition fees and provides paid study leave. The Company encourages share ownership by its employees through its employee share scheme and Save As You Earn share option scheme (described on page 63). It operates five pension schemes for its employees (described on page 92).

British Land recognises the rights of its employees to respect for family and private life and correspondence. It recognises employees' rights to freedom of thought, conscience, religion and expression, to freedom of assembly and association, and to enjoy these freedoms without discrimination.

The Company has an Equal Opportunities Policy and treats all job applicants and employees in the same way, regardless of their sex, sexual orientation, race, ethnic origin or disability.

Health and Safety

The Company recognises its responsibility to ensure that all reasonable precautions are taken to provide and maintain working conditions which are safe, healthy and comply with all statutory requirements and codes of practice. Health and Safety policies and procedures are communicated to staff via training and the Staff Handbook, and all managing agents are issued with the Company Health and Safety Manual.

Human Rights

British Land is committed to upholding International Human Rights standards and comply with the Articles as set out in the United Nation's Universal Declaration of Human Rights.

British Land does not and will not invest or operate in foreign countries where there are known Human Rights violations or oppressive governments.

Annual Reporting

2002 will see the launch of a series of major initiatives in the areas of Environmental and Corporate Social Responsibility reporting.

An Environmental Report will be produced annually from Autumn 2002, and will be available in printed and electronic format through the Company web site. The Environment section of the British Land web site is also being revamped and will feature regular news and case study updates.

A statement on CSR will also be produced later in 2002. It is our intention to combine the Environmental and CSR reports in future years.

Site specific environmental initiatives

Meadowhall Regional Shopping Centre (Sheffield – South Yorkshire)
We reported last year that the Environmental Management System at Meadowhall Shopping Centre in Sheffield achieved ISO 14001 in May 2001. A Centre task force undertakes management reviews, maintains records and monitors legal requirements.

Meadowhall has also developed a Community Strategy to develop its business philosophy that the Centre should be more than just a place to shop; it should be a source of pride to the community and to the contributing citizens. The Strategy facilitates fundraising for charities, sponsorship of good causes, and supports various civic and local organisations whose mission is to improve the community's quality of life for its residents.

Examples of Meadowhall's ongoing commitment to the local community include spearheading a regional air action campaign, sponsoring a number of youth initiatives, such as Help a Hallam Child and the Sheffield Star Superkids Awards, and a raft of charity fundraising activity.

The Centre is also at the forefront in the development of two major regional initiatives:

Meadowhall Centre of Excellence
British Land is part financing and project managing the Centre of Excellence, due to open in early 2003, which will be a flagship community training centre, situated adjacent to Meadowhall. The purpose built Centre will offer a wide range of training programmes for businesses and individuals.

English Institute of Sport
British Land is providing up to £2.5 million to support the development of the English Institute of Sport, which is currently being developed in Sheffield. This will provide world-class training facilities for elite British athletes to help them succeed on an international level.

Blythe Valley Business Park (Solihull – West Midlands)
This 170 acre business park is being jointly developed by BVP Developments Ltd a consortium of British Land, ProLogis and Solihull Metropolitan Borough Council. Tenants currently include Oracle, Vodafone, British Gas, Virgin Active and Arup, employing a total of over 4,000 people. From the outset the built and natural environments have been central to all development and management decisions.

A number of sustainable solutions have been provided in both building design and transport infrastructure. An example of this is the award winning Arup Campus building which is one of the most environmentally friendly office buildings in the UK. As part of the Park development over 3,500m of new footpaths and cycle paths have been provided and two new bus services are being funded in partnership with Chiltern Railways and CENTRO.

A web site has been developed for the occupiers of the Park and the local community, and this can be viewed at www.blythevalleypark.co.uk. The site illustrated below provides a wealth of information including; details of local transport services; local events; special deals at local shops and listings of jobs currently available on the Park. A Park Travel Centre has also been established, enabling employees to obtain assistance including: car sharing; local cycle routes and bus times. It will soon be possible to buy bus and train tickets from the Centre.



Mill Park (Thatcham – West Berkshire)
This 36 acre project is being undertaken through the British Land/Gazeley joint venture.

This brownfield site was previously occupied by a large paper and cardboard mill and was heavily contaminated. The site is now being redeveloped to accommodate industrial warehouse units with ancillary office space.

The old mill was demolished with much of its structure being crushed on site and reused in the new development. Decontamination works were also undertaken to treat pollution 'hot-spots' and to make the site fit for redevelopment. As part of the planning agreement secured with the local council a previously concealed culvert is to be opened up as an attractive stream and a travel plan has been provided with contributions towards local bus services and new bicycle infrastructure.

Corporate Governance

Statement of compliance with the Code of Best Practice

The Company has complied throughout the year with the Provisions of the Code of Best Practice set out in section 1 of the Combined Code except that during the year the Company did not have as an objective the reduction of directors' service contracts to one year. This is now an objective (see Remuneration Report).

Board effectiveness

The directors listed on page 54 constituted the Board throughout the year except that Mr. G. C. Roberts was appointed on 2 January 2002. The Board has a regular schedule of meetings together with further meetings as required by the ongoing business of the Company. There is a formal schedule of matters reserved for Board decision.

The Company's management structure is influenced by British Land's nature as an entrepreneurial property company. As such it is a capital rather than people intensive business with assets under management in excess of £11 billion, managed by a Group executive of approximately 60 people. Entrepreneurial success requires speed of action to catch the moment in the markets – to buy or sell property, to raise funds on the best terms. This necessitates a close interlinking of strategic decision making and implementation of transactions. John Ritblat leads this process as Chairman and Managing Director, which the Board considers has provided long-term entrepreneurial performance for shareholders. Examples are the food superstore leasebacks, the acquisitions of Broadgate and of Meadowhall, the creation of nearly £3.39 billion of joint ventures, the innovative £2.94 billion securitisations, and the acquisition and realisation of investments in Selfridges and Haslemere.

As required for Combined Code compliance in companies where the chairman and managing director roles are combined, there is a clear division of responsibilities at the head of the company as shown in the details of directors on page 54, and a strong and independent non-executive element on the Board. The Audit and Remuneration Committees were entirely composed of for making recommendations to the Board on all new Board appointments consists of the four non-executive directors together with Mr John Ritblat and Mr Weston Smith. Mr Higgs is Deputy Chairman. Mr Cassidy is the Senior non-executive director and is Chairman of the Remuneration and Nomination Committees. Mr Swannell is Chairman of the Audit Committee.

Under the Articles of Association of the Company, each director retires at the third annual general meeting after the general meeting at which he was last elected.

Remuneration policy

Details of the Group remuneration policy are set out in the Remuneration Report on pages 64 to 65.

Relations with Shareholders

Directors meet Institutional shareholders and analysts to discuss objectives both in one to one and group meetings.

The Annual General Meeting not only deals with the formal business of the Company but provides shareholders with the opportunity to hear and question the Chairman's views on the business and an explanation of the Group's performance over the last year in detail.

The Annual and Interim Reports are drafted to present balanced and understandable assessments of the Company's position and prospects.

Internal control

The directors are responsible for the maintenance by the Group of a sound system of internal control. The Board continues to apply the internal control provisions of the Combined Code through a continuous process for identifying, evaluating and managing the significant risks the Group faces. The process has been in place from the start of the year to the date of approval of this report and is in accordance with *Internal Control: Guidance for Directors on the Combined Code* published in September 1999. The Board is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable

In compliance with the provisions of the Combined Code, the Board continuously reviews the effectiveness of the Group's system of Internal control. The key features of the internal control system that operated throughout the period covered by the accounts are described below:

Identification and evaluation of business risks and control objectives

The Group has undertaken a comprehensive risk assessment, involving analysis and management of the key risks to the Group. The responsibility for each risk considered has been clearly identified, and the nature of each risk and the way it is managed within the Group has been considered by the Board, the Audit Committee and the operational boards throughout the year.

Control environment

The management of each key risk has been delegated by the Board to executive directors and senior executives within the Group. The executive directors have close involvement with the day-to-day operational matters of the Group.

In addition to the main Board of Directors, there are operational boards which are responsible for specific areas of the Group's activities. These include:

- group management and operations;
- financing activities;
- management of property assets; and
- management of development activities.

The Board and the operational boards consider the risk implications of business decisions. These include matters such as new treasury products and major transactions. The control environment is supported by the various committees of the Board and the operational boards, including the Audit Committee, the Environment Committee and the Derivatives Committee.

Information systems

The Group has the following key information systems which generate reports as follows:

- a management reporting system which includes regular working capital reports and forecasts;
- regular reporting to the Board on property purchases, sales and portfolio management; and

Control procedures
The Group's internal control procedures include the following:

- control of expenditure and progress on development projects;
- benchmarking of property performance;
- a detailed authorisation process which ensures that no commitments are entered into without competent and proper authorisation by more than one approved executive;
- a defined schedule of matters reserved for decision by the Board;
- continuous assessment of risks facing the Group; and
- regular reporting of control matters by the Head of Internal Control.

Monitoring
The Audit Committee and the Board meet regularly throughout the year and have reviewed the Group's internal controls and the possibility of a need for an internal audit function.

Going concern
After making enquiries and examining major areas which could give rise to significant financial exposure, the directors are satisfied that no material or significant exposures exist other than as reflected in these financial statements and that the Group has adequate resources to continue its operations for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the accounts.

Statement of Directors' responsibilities
The directors are required to prepare financial statements which comply with the Companies Act 1985 on a going concern basis (unless inappropriate) and which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for ensuring that proper and adequate accounting records have been maintained and that reasonable procedures have been followed for safeguarding the assets of the Group and for preventing and detecting fraud and other irregularities.

The directors are also responsible for the Group's system of internal controls, which is designed to meet the Group's particular needs and the risks to which it is exposed.

Auditors and Valuers
The Audit Committee meets with the auditors at least three times a year to discuss with them the scope and conclusions of their audit. The Committee is specifically charged under its terms of reference with considering matters relating to the audit appointment, the independence and objectivity of the auditors, and reviewing the results and effectiveness of the audit.

With respect to other services, provided by the auditors the following framework is in place:

- Audit related services – the auditors are one of a number of firms providing audit related services, which include formal reporting relating to borrowings, shareholder and other circulars and various other regulatory reports and work in respect of acquisition and disposals. Where they must carry out the work because of their office or are best placed to do so, the auditors are selected. In other circumstances the selection depends on which firm is best suited.
- Tax Advisory – The auditors are one of a number of firms that provide tax advisory services, including the preparation and submission of tax returns. The selection depends on who is best suited in the circumstances.
- General Consulting – the auditors do not provide general consultancy services except in rare circumstances, and then only after consideration that they are best placed to provide the service and that their independence and objectivity would not be compromised.

  An analysis of fees paid to the auditors is set out on page 74.

The Company employs Atis Real Weatheralls (formerly Weatherall Green & Smith) as External Valuers to provide an independent valuation for accounting purposes of the Group's properties and their report for the wholly owned properties is produced on page 49. CB Richard Ellis BV and Jones Lang Lasalle value the Group's overseas properties. The instructions to Atis Real Weatheralls are in accordance with the Appraisal and Valuation Manual of The Royal Institution of Chartered Surveyors and appear at page 52. Atis Real Weatheralls do not act in any other material capacity for British Land and their fees for other services are less than 5% of their fees for valuation services.

The arrangements with auditors and valuers have been approved by the Audit Committee and are regularly reviewed in the light of changing requirements and best practice.

Financing Policy & Financial Risk Management

Objectives

The aim of British Land's financing policy is to fund the Group to service its evolving corporate strategy and needs, and provide the flexibility to take advantage of opportunities as they arise.

The Group's income derives principally from rents on long leases, which are subject to upward only review. The Group manages downside risk by controlling its recurring interest cover and available liquidity against current and projected levels of gearing.

The principal objectives are to ensure that:

- Significant committed undrawn facilities are available to support current and future business requirements.
- The Group is financed over the long term with debt levels supported by recurring, committed income.
- The Group's cost of capital is minimised.
- The Group maintains a prudent financial position by active management of financial risks, including interest rate, liquidity and counter party risks.

Financing policy

The Group finances its activities with a mixture of equity, securitisations, public and private debt issues, convertible bonds and bank borrowings. Through a mix of debt and equity finance, together with a wide variety of debt sources, the Group aims to minimise its cost of capital, consistent with its other strategy aims (as outlined above). Most joint ventures have their own financing (see pages 42 to 48), which is entirely independent of the Group's financing, except for a total of £33 million of guarantees.

The Group's financing policy is to leverage equity returns through strategic gearing, and at the same time maintain a defensive debt structure. The mortgage ratio is maintained at or around 50% subject to the Board's view of the property market, the future growth prospects of British Land's portfolio and recurring cash flows.

Liability management

Liability management is not a profit centre and no speculative transactions are undertaken. The Group's debt and derivative positions are continuously reviewed to meet current and expected debt requirements.

The Group maintains a balance between longer-term and shorter-term financings. The latter provide flexibility of repayment at no penalty. Acquisitions are often funded initially by shorter-term credit facilities and then refinanced with longer-term funding when market conditions are favourable.

Short-term financing is principally raised through bilateral and syndicated revolving bank facilities, which can be repaid at will without penalty and redrawn again when the need arises. All bank facilities are unsecured and on standard terms to maintain operational flexibility.

Medium to longer-term financing comprises public and private bond issues, including convertibles and securitisations. British Land's property portfolio is well placed to take advantage of new asset-specific and cash-flow financing structures.

Financing risk is spread by using a range of banks and a variety of types of finance. The maturity profile of debt is managed by spreading the repayment dates and extending and expanding bank facilities.

Interest rate management

The Group borrows principally in Sterling at both fixed and floating rates of interest, then uses derivatives to generate the desired interest rate profile and to control the Group's exposure to interest rate fluctuations.

The proportion of debt held at variable interest rates is varied as new transactions (whether corporate, direct property or financing) emerge, to rebalance the overall mix. Normally, the Group maintains around 85% of debt (subject to a 5% tolerance either side) at fixed or capped rates to provide long-term protection. The time horizon for this policy is a rolling 3-5 years.

The use of derivatives is managed and monitored by the Board of British Land Financing Limited and its Derivative Sub-Committee, which includes three executive directors, and also retains a specialist external firm of consultants.

The Group's credit exposure to each swap counterparty is monitored on a regular basis, as are external credit ratings.

Foreign currency management

To manage the impact of foreign exchange movements, the Group borrows in currencies other than Sterling, principally Euros, and uses cross-currency swaps to match foreign currency assets with foreign currency liabilities.

When attractive terms are available to do so, the Group borrows in freely available currencies other than Sterling. The Group fully hedges its foreign currency risk on such borrowings through derivatives.

The Group's policy is to have no material unhedged net assets or liabilities denominated in foreign currencies.

Liquidity and cash management

The Group maintains a high level of undrawn revolving bank facilities to provide financial liquidity. The property portfolio is stringently reviewed to identify appropriate properties for sale, with a view to converting non-cash assets into cash if required.

Deposits are placed to optimise the rate of return, subject to the creditworthiness of the counterparty.

Profit and loss account and balance sheet management

The Group monitors the current and projected financial position using several key internally generated reports: cash flow, borrowing, debt maturity and derivatives schedules. The Group also undertakes sensitivity analysis to assess the impact of proposed transactions and movement in interest rates on the key balance sheet, liquidity and profitability ratios.

At the Group's option, the £150 million 6% Irredeemable Convertible Bond can be converted into preference shares, augmenting equity. These preference shares can subsequently be switched back to Bonds.

Report of the Directors

The directors submit their Report and Accounts for the year ended 31 March 2002.

Results and dividends

The results for the year are set out in the Consolidated Profit and Loss Account on page 68.

The directors recommend the payment of a final dividend of 8.6 pence per share payable on 21 August 2002 to Ordinary Shareholders on the register at the close of business on 26 July 2002.

Activities

The Group operates in the fields of property investment and development, finance and investment.

Review of business and prospects

Development of the Group's activities and its prospects are reviewed in the Chairman's Statement and the Financial and Property Review on pages 7 to 48.

Properties

Changes in properties during the year and details of property valuations at 31 March 2002 are shown in Note 10 to the financial statements on page 79.

Purchase of own shares

The Company was granted authority at the Annual General Meeting in 2001 to purchase its own shares up to a total aggregate value of 10% of the issued nominal capital. That authority expires at this year's Annual General Meeting and a resolution will be proposed for its renewal.

Directors' interests in contracts

Except as stated in Note 24 on page 91, no contract existed during the year in relation to the Company's business in which any director was materially interested.

Directors' and officers' liability insurance

The Company purchases liability insurance covering the directors and officers of the Company and its subsidiaries.

Charitable donations

£98,090 was donated during the year. No contributions were made for political purposes.

Share and loan capital

The issued share capital has been increased since 1 April 2001 by fully paid issues as follows:

		No. of Ordinary Shares of 25p
10 August 2001	Employee Share Scheme Appropriation	120,593
10 October 2001 and 8 January 2002	Shares in lieu of directors' fees	967
15 February 2002 to 28 March 2002	On exercise of options under the 1984 Share Option Scheme	79,491
5 June 2001 to 8 March 2002	On exercise of options under the Sharesave Scheme	49,982

Substantial interests

As at 23 May 2002 the Company had been notified of the following major interests in its issued ordinary share capital, disclosed to it in accordance with Sections 198 to 208 of the Companies Act 1985:

	No. of shares (m)	% of issued capital
Merrill Lynch & Co	56.5	10.90
Fidelity Investments	15.8	3.04
Scottish Widows	15.6	3.01

Reappointment of Directors

The directors listed on page 54 constituted the Board during the year except that Mr. G. C. Roberts was appointed as a director on 2 January 2002.

Mr. J. H. Ritblat, Mr. C. Metliss and Mr. M. J. Cassidy retire by rotation at the Annual General Meeting and are eligible for re-election.

Mr. J. H. Weston Smith, having attained the age of 70, retires in accordance with Article 114 of the Articles of Association and is eligible for re-election. Mr. Weston Smith was until 31 March 2002 the Group's Finance Director and is now the Chief Operating Officer with responsibility for the general management of the business and its operations. He is Managing Director of The British Land Corporation Limited and Chairman of British Land Developments Limited and of Broadgate Estates.

Mr. Roberts retires in accordance with Article 122 of the Articles of Association of the Company having been appointed since the last Annual General Meeting and is

a rolling service contract with the Company which provides for 12 months notice in writing to expire on or at any time after 1 January 2005. Mr. J. H. Ritblat, Mr. Metliss, Mr. Weston Smith and Mr. Cassidy do not have service contracts with the Company.

Mr. Metliss attains the age of 79 on 14 June 2002. He is Executive Vice Chairman of The British Land Corporation Limited, the principal management and operating company of the Group. He is British Land's representative as Chairman on the Boards of BL Universal PLC, BL West, BL Rank, BL Fraser, London and Henley and the British Land Tesco joint ventures. In addition he has responsibilities to the Board for the management of the Company's commercial activities including joint ventures, litigation and credit control to which he brings his considerable abilities and experience. Mr. Metliss will be standing down from the Board at the 2003 Annual General Meeting.

Employee share scheme

Under The British Land Employee Share Scheme, formed pursuant to the terms of the Finance Act 1978, as amended, full time directors and employees who have served the Company for at least five years may receive allocations of Ordinary Shares of 25 pence each in the Company. The five-year service qualification may be reduced at the discretion of the directors in selected cases. 120,593 Ordinary Shares were allocated to 142 participants in August 2001. 8,335 of these shares were allocated to the executive directors and are included in the total number of shares in which the directors have a beneficial interest shown in Note 3 on page 75.

Sharesave scheme

Under The British Land Sharesave Scheme, executive directors and employees who have served the Company for at least two years may be offered options to purchase shares, tied to a savings contract, over a three or five year period. Options are held by 224 employees and directors to purchase a total of 394,422 fully paid Ordinary Shares at prices of 347p, 355p, 359p, 377p, 399p, 438p, 481p and 544p per share, and normally exercisable during certain six month periods between 1 March 2002 and 31 August 2007. The options held by directors under this scheme are shown in Note 3 on page 75.

Share option scheme

Options are held by 25 employees and directors pursuant to The British Land Company PLC 1984 Share Option Scheme, which is approved under the terms of the Finance Act 1984, to purchase a total of 1,400,845 fully paid Ordinary Shares at between 158p and 394p per share and exercisable between 6 July 1997 and 22 January 2006. These options are exercisable not less than three years (five years in certain cases) and not more than 10 years after the date of grant. As at 23 May 2002, options over 3,026,839 shares had been exercised by the above mentioned employees and directors. The options held by directors under this scheme are shown in Note 3 on page 75.

Restricted share plan

The Company's Restricted Share Plan, which was approved by shareholders at the Annual General Meeting in 1997, provides interests in the shares of the Company to executives and executive directors.

Executives and executive directors of the Company have rights over 2,403,267 Ordinary Shares of the Company. The shares vest not earlier than three years after grant and only on attainment of a performance target, settled on advice from Bacon & Woodrow, consulting actuaries, following consultation with the National Association of Pension Funds and the Association of British Insurers. Participants are entitled to receive dividends on their Shares from the date of grant until vesting. The interests of directors under this scheme are shown in Note 3 on page 76.

Employment policy

The Group places emphasis on employee involvement and keeps employees informed through formal and informal briefings. The Company has a well established employee share scheme, and a Sharesave scheme which extends the benefit of employee share options more widely. These schemes are described above.

There were no major changes in the Group's pension schemes during the year. In the United Kingdom separate pension fund reports are made available to members.

Applications for employment by disabled persons are always fully considered, bearing in mind the aptitudes of the applicants concerned. In the event of members of staff becoming disabled every effort is made to ensure that their employment with the Group continues and that appropriate training is arranged. It is the policy of the Group that the training, career development and promotion of disabled persons should, as far as possible, be identical with that of other employees.

Auditors

The directors will place a resolution before the Annual General Meeting to appoint Deloitte & Touche as auditors for the ensuing year.

Payments Policy

In the absence of dispute, amounts due to trade and other suppliers are settled as expeditiously as possible within their terms of payment. As at 31 March 2002, there were 39 (2001: 21) suppliers' days outstanding.

Health and Safety

The Board is committed to achieving the highest standards of care in its attention to health, safety and fire prevention. The Board requires safe working practices to ensure that employees, tenants and the general public are not harmed by the Company's activities.

This report was approved by the Board on 28th May 2002.

Anthony Braine
Secretary

Remuneration Report

The Remuneration Committee

The Remuneration Committee during the year consisted entirely of non-executive directors. Mr. M. J. Cassidy is Chairman of the Remuneration Committee. The Committee provides advice and recommendations to the Board on overall remuneration policy and determines, on behalf of the Board, the remuneration packages of individual executive directors. On matters other than those concerning him, the Chairman of the Company may be invited to Committee meetings. The Committee has access to professional advice from appropriate internal and external sources.

The Committee is constituted in accordance with Schedule A and complied with Schedule B of the Combined Code best practice provisions annexed to the Listing Rules of the UK Listing Authority.

Remuneration policy

The Company's Executive Remuneration Policy is tailored to support the strategic objective of delivering long-term value to its shareholders. The individual elements of remuneration are balanced to encourage the creativity and innovation appropriate for a large property company and to enable the Company to recruit and retain key individuals and align their rewards with the interests of shareholders.

Basic salary

Basic salary levels for executive directors are reviewed annually by the Committee, taking into account individual responsibility, experience and performance as well as the market-place for similar positions in comparable companies.

Annual cash bonus

The annual cash bonus is designed to encourage executive directors to achieve the highest level of annual corporate performance. Awards are not contractual and are paid on the basis of the individual's contribution during the preceding year as well as individual and team performance. No bonus awards are pensionable.

Long-term incentives

The Company believes that plans which facilitate share ownership by executive directors and senior executives strengthen the links between individual and shareholder interests. In order to provide a flexible and competitive package, the Company operates both an Executive Share Option Scheme and a Restricted Share Plan. The two plans have been approved by shareholders in general meeting and awards are made with regard to the Combined Code's comments on spreading grants. Awards will not be made under the plans concurrently.

Under the Executive Share Option Scheme, market value options are granted at the discretion of the Committee. Options may become exercisable after three years (or five years in certain cases), dependent on performance targets being met. Under the Restricted Share Plan executives and directors are granted provisional interests in securities of the Company that vest according to performance against targets.

Both the Executive Share Option Scheme and the Restricted Share Plan, require the achievement of performance targets that compare the growth in the Company's net asset value against the Capital Growth Index of the Investment Property Databank. The Committee reviews these performance conditions on a regular basis to ensure that they are both sufficiently stretching and that they remain relevant to the Company's strategic objectives.

The Company has, in addition, a well established Employee Share Scheme, founded pursuant to the Finance Act 1978 as amended, and a Sharesave Scheme that extends the benefit of employee share options. Directors are eligible to participate in both these schemes.

No long-term incentive award is pensionable.

Remuneration of non-executive directors
The fees for non-executive directors are reviewed annually by the Board after considering recommendations by the executive directors. Non-executive directors are not eligible for bonus, long-term incentives or pension entitlements. Non-executive directors may take British Land shares in lieu of fees.

Contracts of service
The only directors whose service contracts provide for notice periods in excess of one year are Messrs. N. S. J. Ritblat and G. C. Roberts. Mr. Ritblat has voluntarily, without compensation, agreed to reduce his rolling service contract from two years to one year's notice expiring on or at any time after 29th May 2004. Mr. Roberts' service contract provided, on his appointment as a director of the company, for 12 months notice to expire on or any time after 1 January 2005. This agreement is considered in the best interest of Shareholders. Agreements with an initial term longer than one year are necessary to attract individuals of the necessary calibre.

Compensation payments on early termination
The Company applies the principle of mitigation in the event of early termination of service contracts.

Pensions
The Company sponsors a tax approved non-contributory defined benefit pension scheme. The scheme generally aims to provide executives with at least 20 years service to age 60 with a pension at that age of two-thirds of basic salary, less the single person's basic state pension.

Directors' emoluments
Full details of directors' emoluments are contained within Note 3 to the financial statements on pages 74 to 76.

This report was approved by the Board on 23rd May 2002.

Michael Cassidy

Michael Cassidy
Chairman of the Remuneration Committee

Report of the Auditors

Report of the Auditors to the Shareholders of The British Land Company PLC

We have audited the financial statements of The British Land Company PLC for the year ended 31 March 2002 which comprise the Profit and loss account, Balance sheets, Cash flow statement, Statement of total recognised gains and losses and the related notes numbered 1 to 25. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards are set out in the Statement of directors' responsibilities. Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the company and other members of the group is not disclosed.

We review whether the Corporate governance statements reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if they do not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report, and consider whether it is consistent with the audited financial statements. This other information comprises only the Chairman's statement, Financial review, Directors' report, Corporate governance statements, Remuneration report, Statement of directors' responsibilities and Ten-year record. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the company and of the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and of the group at 31 March 2002 and of the group's profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Arthur Andersen

Arthur Andersen
Chartered Accountants and Registered Auditors

180 Strand
London
WC2R 1BL
28th May 2002

'It takes more than one to make a ballet.'
Dame Ninette de Valois

nancial Statements

5



Consolidated Profit and Loss Account for the year ended 31 March 2002

	Note	2002 £m	2001 (restated)† £m
Gross rental income		**513.8**	475.6
Less share of joint ventures	11	**(98.5)**	(85.5)
Gross rental income – Group	2	**415.3**	390.1
Operating profit	2	**363.6**	373.8
Share of operating profits of joint ventures	11	**88.6**	76.5
Disposal of fixed assets – including amounts from joint ventures (note 11)	8	**37.0**	32.1
Profit on ordinary activities before interest		**489.2**	482.4
Net interest payable – before exceptional item	4	**(317.9)**	(311.3)
Exceptional item	4		(83.6)
Profit on ordinary activities before taxation		**171.3**	87.5
Taxation	9	**(11.9)**	(26.3)
Profit on ordinary activities after taxation		**159.4**	61.2
Ordinary dividends	5	**(64.3)**	(59.6)
Retained profit for the year	21	**95.1**	1.6
Earnings per share – Basic	1,6	**30.8p**	11.8p
– Diluted	1,6	**30.2p**	11.8p
Adjusted earnings per share – Basic*	1,6	**32.1p**	13.6p
– Diluted	1,6	**31.5p**	13.6p
Dividend per share	5	**12.4p**	11.5p

The results stated above relate to the continuing activities of the Group.

† Restated as set out in note 1.

* *Adjusted to exclude the capital allowance effects of FRS 19 as set out in note 1.*

Balance Sheets
as at 31 March 2002

		Group		Parent	
		2002	2001 (restated)†	2002	2001
	Note	£m	£m	£m	£m
Fixed assets					
Investment properties	10	7,528.3	7,145.9		
Investments in joint ventures:				224.0	234.9
Share of gross assets	11	1,689.6	1,580.6		
Share of gross liabilities	11	(962.4)	(876.4)		
	11	727.2	704.2	224.0	234.9
Other investments	12	12.4	73.7	8,078.9	8,323.1
		8,267.9	7,923.8	8,302.9	8,558.0
Current assets					
Trading properties	10	47.0	53.3		
Debtors	13	45.6	148.3	66.3	79.6
Cash and deposits	18	366.9	94.2	237.6	30.4
		459.5	295.8	303.9	110.0
Creditors due within one year					
Convertible bonds	18	(323.0)		(323.0)	
Other creditors	14	(446.5)	(706.0)	(5,543.6)	(5,025.2)
		(769.5)	(706.0)	(5,866.6)	(5,025.2)
Net current liabilities		(310.0)	(410.2)	(5,562.7)	(4,915.2)
Total assets less current liabilities		7,957.9	7,513.6	2,740.2	3,642.8
Creditors due after one year	15	(3,613.7)	(3,057.3)	(738.2)	(1,513.8)
Convertible bonds	18	(146.7)	(463.9)	(146.7)	(463.9)
Provisions for liabilities and charges	16	(89.6)	(77.9)	(0.2)	
		4,107.9	3,914.5	1,855.1	1,665.1
Capital and reserves					
Called up share capital	20	129.6	129.6	129.6	129.6
Share premium	21	1,106.2	1,105.3	1,106.2	1,105.3
Other reserves	21	(5.4)	(1.9)	(4.3)	0.4
Revaluation reserve	21	2,165.0	2,092.1	95.4	103.8
Profit and loss account	21	712.5	589.4	528.2	326.0
Shareholders' funds		4,107.9	3,914.5	1,855.1	1,665.1
Adjusted Net Asset Value per share – Basic	17	833p	802p		
– Fully Diluted	17	803p	774p		

(The NAV per share includes the external valuation surplus on development and trading properties but excludes the capital allowance effects of FRS 19 – see note 1.)

† Restated as set out in note 1.

John Ritblat

Graham Roberts

Other Primary Statements for the year ended 31 March 2002

	2002 £m	2001 (restated)† £m
Statement of total recognised gains and losses		
Profit on ordinary activities after taxation	159.4	61.2
Unrealised surplus (deficit) on revaluation:		
- investment properties	58.9	528.4
- joint ventures	48.8	5.6
- other investments	(0.1)	5.6
	107.6	539.6
Exchange movements on net investments	(0.5)	(0.7)
Taxation on realisation of prior year revaluations	(9.7)	
Total recognised gains and losses relating to the financial year	256.8	600.1
Prior year adjustment (see note 1) - UITF 28 effect	1.2	
- FRS 19 effect	(91.7)	
	(90.5)	
Total recognised gains and losses since last financial statements	166.3	600.1

	2002 £m	2001 (restated)† £m
Note of historical cost profits and losses		
Profit on ordinary activities before taxation	171.3	87.5
Realisation of prior year revaluations	33.6	66.5
Taxation on realisation of prior year revaluations	(9.7)	
Historical cost profit on ordinary activities before taxation	195.2	154.0
Historical cost profit for the year retained after taxation and dividends	119.0	68.1

	2002 £m	2001 (restated)† £m
Reconciliation of movements in shareholders' funds		
Profit on ordinary activities after taxation	159.4	61.2
Ordinary dividends	(64.3)	(59.6)
Retained profit for the year	95.1	1.6
Revaluation of investment properties and investments	107.6	539.6
Exchange movements on net investments	(0.5)	(0.7)
Taxation on realisation of prior year revaluations	(9.7)	
	192.5	540.5
Shares issued	0.9	0.8
Increase in shareholders' funds	193.4	541.3
Opening shareholders' funds as previously stated	4,005.0	3,449.6
Prior year adjustment (see note 1)	(90.5)	(76.4)
Opening shareholders' funds as restated	3,914.5	3,373.2
Closing shareholders' funds	4,107.9	3,914.5

† Restated as set out in note 1.

Consolidated Cash Flow Statement for the year ended 31 March 2002

	Note	2002 £m	2001 (restated)† £m
Net cash inflow from operating activities	19	**382.4**	380.3
Dividends received from joint ventures		**25.2**	0.8
Returns on investments and servicing of finance			
Interest received		**59.9**	10.2
Interest paid (including £83.6 million premium on bonds repurchased – see note 4)		**(366.1)**	(342.7)
Dividends received		**5.1**	6.8
		(301.1)	(325.7)
Taxation paid		**(7.7)**	(26.1)
Net cash inflow from operating activities and investments after finance charges and taxation		**98.8**	29.3
Capital expenditure and financial investment			
Purchase of investment properties		**(426.1)**	(227.3)
Purchase of investments		**(8.5)**	(9.8)
Sale of investment properties		**148.9**	403.6
Sale of investments		**158.4**	47.1
		(127.3)	213.6
Acquisitions and disposals			
Purchase of subsidiary company			(8.0)
Investment in and loans to joint ventures		**(176.0)**	(134.7)
Sale of shares in and loans repaid by joint ventures		**150.5**	10.8
		(25.5)	(131.9)
Equity dividends paid		**(60.6)**	(57.5)
Net cash (outflow) inflow before management of liquid resources and financing		**(114.6)**	53.5
Management of liquid resources			
Increase in term deposits		**(281.5)**	(1.0)
Financing			
Issue of ordinary shares		**0.9**	0.4
Issue of Sainsbury supermarkets securitised debt		**575.0**	
Issue of Meadowhall Shopping Centre securitised debt		**825.0**	
Repurchase of bonds		**(300.0)**	
Decrease in bank and other borrowings		**(711.9)**	(78.0)
		389.0	(77.6)
Decrease in cash	19	**(7.1)**	(25.1)

† Restated as set out in note 1.

Notes to the Financial Statements

1 Accounting policies

A summary of the principal accounting policies is set out below. The policies have been applied consistently, in all material respects throughout the current and the previous year save for the adoption of Financial Reporting Standard 19 'Deferred Tax' (FRS 19) and Urgent Issues Task Force Abstract 28 'Operating Lease Incentives' (UITF 28), which now have effect.

The effect of adopting these accounting policies is detailed in the taxation and the operating lease incentives sections:

Accounting basis

The accounts are prepared in accordance with applicable Accounting Standards and under the historical cost convention as modified by the revaluation of investment properties and fixed asset investments.

Consolidation

The consolidated accounts include the accounts of the parent and all subsidiaries.

Subsidiaries or joint ventures acquired or disposed of during the year are included from the date of acquisition or to the date of disposal and accounted for under the acquisition method. Accounting practices of subsidiaries and joint ventures which differ from Group accounting policies are adjusted on consolidation.

In accordance with Section 230(3) of the Companies Act 1985 a separate profit and loss account for the Parent is not presented.

Joint ventures and other investments

In accordance with FRS 9 joint ventures are included under the gross equity method. As a result the Group's balance sheet discloses the Group's share of the gross assets and gross liabilities of the joint ventures. The Group's share of joint venture operating profit, net interest payable and taxation are included at the relevant point in the Group profit and loss account.

Where the Group participates in a joint arrangement that is not an entity, it accounts for its own assets, liabilities and cash flows, measured according to the terms of the agreement governing the arrangement.

Other fixed asset investments are stated at market value when listed and at directors' valuation when unlisted. Any surplus or deficit arising on revaluation is taken to the revaluation reserve, unless a deficit is expected to be permanent, in which case it is charged to the profit and loss account.

Current asset investments are stated at the lower of cost and net realisable value.

Investments in subsidiaries are stated at cost or directors' valuation.

Properties

i Investment properties are independently valued each year on an open market basis. Any surplus or deficit arising is transferred to revaluation reserve, unless a deficit is expected to be permanent, in which case it is charged to the profit and loss account. The profit on disposal is based on book value.

In accordance with Statement of Standard Accounting Practice 19 no amortisation or depreciation is provided in respect of freehold or long leasehold properties. The directors consider that this accounting policy, which represents a departure from the statutory accounting rules, is necessary to provide a true and fair view. The financial effect of the departure from these rules cannot reasonably be quantified as depreciation or amortisation is only one of the many factors reflected in the annual valuation and the amount which might otherwise have been shown cannot be separately identified or quantified. Where properties held for investment are appropriated to trading stock, they are transferred at market value.

ii Trading properties are stated at the lower of cost and net realisable value. Disposals are recognised on completion; profits and losses arising are dealt with through the profit and loss account. If properties held for trading are appropriated to investment, they are transferred at book value.

iii Development properties are stated at the lower of cost and net realisable value. The cost of properties in course of development includes attributable interest and other outgoings having regard to the development potential of the property. Interest is calculated on the development expenditure by reference to specific borrowings where relevant and otherwise on the average rate applicable to short-term loans.

A property ceases to be treated as a development on practical completion.

Debt instruments and interest rate derivatives

Debt instruments are stated at their net proceeds on issue. Issue costs are amortised to the profit and loss account over the life of the instrument and are included in interest payable.

Amounts payable or receivable under interest rate derivatives are matched with the interest payable on the debt which the derivatives hedge. In the course of the Group's investment and financing activity underlying debt may be retired or redeemed such that an interest rate derivative becomes surplus. In these circumstances the derivative is marked to market or closed out. Any deficit/surplus arising is charged/credited to the profit and loss account.

Leased assets

Payments under finance leases are treated as consisting of capital and interest elements. The interest element of rental obligations is charged to the profit and loss account over the period of the lease in proportion to the balance of capital repayments outstanding.

Taxation

Corporation tax payable is provided on taxable profits at the current rate.

On disposal of an investment property the element of tax relating to the profit in the year is charged to the profit and loss account and the element relating to earlier revaluation surpluses is included in the Statement of Total Recognised Gains and Losses.

Deferred tax assets and liabilities arise from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. Previously, the Group's accounting policy was only to provide for deferred tax to the extent that liabilities or assets were expected to be payable or receivable in the forseeable future.

In accordance with FRS 19, deferred tax is now provided in respect of all timing differences that have originated, but not reversed, at the balance sheet date that may give rise to an obligation to pay more or less tax in the future. Deferred tax is not recognised when fixed assets are revalued unless by the balance sheet date there is a binding agreement to sell the revalued assets and the gain or loss expected to arise on sale has been recognised in the financial statements.

Deferred tax is measured on a non-discounted basis.

1 Accounting policies (continued)

Foreign currency
Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged, at the forward contract rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date or, if appropriate, at the forward contract rate.

The results and balance sheets of overseas operations are translated at the closing rates ruling at the balance sheet dates.

Exchange differences arising on translation of the opening net assets and on foreign currency borrowings, to the extent that they hedge the group's investment in such operations, are dealt with through reserves. All other exchange differences are included in the profit and loss account.

Pensions
The pension cost charged to the profit and loss account is such as to spread the cost of pensions over the average remaining working lives of employees who are scheme members.

Sharesave schemes
The group operates an Inland Revenue approved employee share option scheme and has taken advantage of the exemption given in UITF Abstract 17 'Employee share scheme' from recognising a charge in the profit and loss account for the discount on the option.

Operating lease incentives
Operating lease incentives include rent free periods and other incentives (such as contributions towards fitting out costs) given to lessees on entering into lease agreements. Previously, the Group's accounting policy was to recognise income as the rent fell due and to capitalise appropriate incentives.

In accordance with UITF 28 rent receivable in the period from lease commencement to the earlier of the first rent review to the prevailing market rate and the lease end date, is now spread evenly over that period. The cost of other incentives is spread on a straight-line basis over a similar period.

This has been applied to all lease incentives for leases commencing on or after 1 April 2000.

Restatement for FRS 19 and UITF 28

	Operating profit £m	Share of joint venture operating profit £m	Taxation £m	Profit after taxation £m	Earnings per share Basic p	Earnings per share Diluted† p	Investment properties £m	Shareholders funds £m	Net asset value per share* Basic p	Net asset value per share* Fully diluted p
Year ended 31 March 2002										
Excluding effects of UITF 28 and FRS 19	363.0	87.3	(4.2)	165.2	31.9	31.2	7,529.7	4,206.6	833	803
Effect of UITF 28	0.6	1.3	(0.5)	1.4	0.3	0.2	(1.4)	2.6		
Effect of FRS 19			(7.2)	(7.2)	(1.4)	(1.2)		(101.3)	(19)	(16)
As stated	363.6	88.6	(11.9)	159.4	30.8	30.2	7,528.3	4,107.9	814	787
Add back FRS 19 capital allowances			7.2	7.2	1.3	1.3		98.8	19	16
As adjusted	363.6	88.6	(4.7)	166.6	32.1	31.5	7,528.3	4,206.7	833	803
Year ended 31 March 2001										
As previously stated	372.5	75.8	(10.2)	75.3	14.5	14.5	7,150.4	4,005.0	802	774
Effect of UITF 28	1.3	0.7	(0.8)	1.2	0.2	0.2	(4.5)	1.2		
Effect of FRS 19			(15.3)	(15.3)	(2.9)	(2.9)		(91.7)	(18)	(15)
As stated	373.8	76.5	(26.3)	61.2	11.8	11.8	7,145.9	3,914.5	784	759
Add back FRS 19 capital allowances			9.2	9.2	1.8	1.5		89.5	18	15
As adjusted	373.8	76.5	(17.1)	70.4	13.6	13.3	7,145.9	4,004.0	802	774

*The Net Asset Value per share includes the external valuation surplus on development and trading properties.
†The effect of accounting for the conversion of convertible bonds has been excluded in 2001 as it is anti-dilutive.

2 Operating profit

	2002 £m	2001 (restated) £m
Gross rental income	**415.3**	390.1
Rents payable	**(3.6)**	(1.8)
Other property outgoings	**(25.1)**	(16.5)
Net rental income	**386.6**	371.8
Profit on property trading (see below)	**6.8**	3.1
Other income†	**9.5**	27.5
Administrative expenses	**(39.3)**	(28.6)
Operating profit	**363.6**	373.8
Profit on property trading		
Sale proceeds	**16.2**	22.1
Cost of sales	**(9.4)**	(19.0)
Profit on property trading	**6.8**	3.1

† Other income in the year ended 31 March 2001 included £15.3 million capital profit, net of costs, received from Standard Bank of South Africa when Standard Bank bought out the Group's rights to acquire a 29.7% stake in Liberty International PLC.

In arriving at the operating profit the following items have been included:		
Amortisation and depreciation	**0.6**	0.4
Auditors' remuneration	**0.6**	0.5
Auditors' remuneration for other services*	**1.8**	1.4

* Payments to auditors for other services comprised: audit related services £0.6 million and tax advisory £1.2 million.

Turnover

Turnover and profit are derived from continuing operations predominantly in the United Kingdom.

3 Directors' emoluments and staff costs

Directors' emoluments for the year ended 31 March 2002

	Salary £	Annual Bonus £	Benefits £	2002 Total £	2001 Total £
J. H. Ritblat	697,250	350,000	19,526	**1,066,776**	951,605
C. Metliss	201,950	125,000	22,156	**349,106**	296,572
J. H. Weston Smith	331,500	125,000	22,728	**479,228**	396,481
P. W. Simon					8,320
N. S. J. Ritblat	265,500	125,000	20,772	**411,272**	335,541
M. J. Cassidy	29,569			**29,569**	25,000
R. E. Bowden	251,500	125,000	14,836	**391,336**	293,540
S Adam					247,823
R. W. A. Swannell	29,569			**29,569**	25,000
D. A. Higgs	33,461			**33,461**	17,820
Lord Burns	27,141			**27,141**	17,820
G. C. Roberts	56,625		4,606	**61,231**	
	1,924,065	850,000	104,624	**2,878,689**	2,615,522

On appointment, the Company undertook to pay Mr G. C. Roberts, who joined the Company in January 2002, a bonus of £75,000 in the year ending 31 March 2003.

Staff costs (including Directors)	2002 £	2001 £
Wages and salaries	**19.7**	17.0
Social security costs	**1.9**	1.5
Pension contributions	**3.4**	1.7
	25.0	20.2

Average number of employees of the Group during the year was 638 (2001: 602) of which some 487 (2001: 469) were employed directly at the Group's properties and their costs recharged to tenants.

3 Directors' emoluments and staff costs (continued)

Directors and their interests in share and loan capital

Beneficial interests of the Directors in the share and loan capital of the Company.

	Fully Paid Ordinary Shares		12¼% Bonds 2016* (£ nominal)		6% Irredeemable Convertible Bonds (£ nominal)		Options over Ordinary Shares: Sharesave Scheme		Options over Ordinary Shares: 1984 Option Scheme		Rights under Restricted Share Plan: 6% Irredeemable Convertible Bonds (£ nominal)		Rights under Restricted Share Plan: Ordinary Shares	
	31 March 2001	31 March 2002	31 March 2001	31 March 2002	31 March 2001	31 March 2002	31 March 2001	31 March 2002	31 March 2001	31 March 2002	31 March 2001	31 March 2002	31 March 2001	31 March 2002
J. H. Ritblat	2,303,039	2,307,754					4,753	4,753	295,783	295,783	200,000		250,000	411,943
C. Metliss	110,080	111,776					4,753	4,753						
J. H. Weston Smith	86,503	88,170					4,753	4,753	150,283	150,283	100,000		125,000	205,971
N. S. J. Ritblat	11,097	17,634			280,500	374,250	4,295	3,554	59,201	59,201	75,000		135,000	215,971
M. J. Cassidy	5,000	5,000												
R. E. Bowden	31,239	38,246	50,000			81,250	5,340	2,427	184,250	184,250	65,000		115,000	195,971
R. W. A. Swannell	3,750	3,750												
Lord Burns	1,190	1,505												
D. A. Higgs	5,000	5,652												
G. C. Roberts		10,000												75,000

*on 1 May 2001, the 12¼% Bonds 2016 were repurchased by the Company.

Directors' options and Restricted Share Plan interests by date of grant and exercise price

(i) 1984 Share Option Scheme

Beneficial interests of the Directors under the Company's 1984 Share Option Scheme in Ordinary Shares of the Company.

Date Granted	Price p	Exercise Date	Expiry Date	J. H. Ritblat 1 April 2001	J. H. Ritblat 31 March 2002	J. H. Weston Smith 1 April 2001	J. H. Weston Smith 31 March 2002	N. S. J. Ritblat 1 April 2001	N. S. J. Ritblat 31 March 2002	R. E. Bowden 1 April 2001	R. E. Bowden 31 March 2002
06.07.94	380	06.07.97	05.07.04							60,600	60,600
06.07.94	322	06.07.99	05.07.04							20,200	20,200
06.07.94	380	06.07.97	05.07.04							20,200*	20,200*
23.01.96	394	23.01.99	22.01.06	132,418	132,418	60,092	60,092	11,244	11,244	103,450	103,450
23.01.96	394	23.01.01	22.01.06	163,365	163,365	90,191	90,191	47,957	47,957		
				295,783	295,783	150,283	150,283	59,201	59,201	184,250	184,250

No options were granted to or were exercised by directors during the year.

*These options are linked to corresponding grants of options. Accordingly the exercise of one linked option over a number of shares automatically causes its counterpart to lapse in respect of the same number of shares; therefore these options do not increase the total number of shares under option. The totals in the table reflect the number of shares under option. All new grants of options are subject to a performance target which has been approved by the Association of British Insurers and the National Association of Pension Funds. The middle market quotation for the Ordinary 25p shares of the Company at the close of business on 29 March 2001 was 517.50p. The highest and lowest middle market quotations during the year to 31 March 2002 were 528p and 395p.

(ii) Sharesave Scheme

Beneficial interests of the Directors under the Company's Sharesave Scheme in Ordinary Shares of the Company.

Date Granted	Price p	First Exercise Date	Expiry Date	J. H. Ritblat 1 April 2001	J. H. Ritblat 31 March 2002	C. Metliss 1 April 2001	C. Metliss 31 March 2002	J. H. Weston Smith 1 April 2001	J. H. Weston Smith 31 March 2002	N. S. J. Ritblat 1 April 2001	N. S. J. Ritblat 31 March 2002	R. E. Bowden 1 April 2001	R. E. Bowden 31 March 2002
01.03.96	323	01.03.01	31.08.01							3,204		5,340	
01.03.99	355	01.03.02	31.08.02							1,091	1,091		
01.03.99	355	01.03.04	31.08.04	4,753	4,753	4,753	4,753	4,753	4,753				
01.09.01	399	01.09.04	28.02.05								1,456		2,427
01.03.02	377	01.03.05	31.08.05								1,007		
				4,753	4,753	4,753	4,753	4,753	4,753	4,295	3,554	5,340	2,427

On 7 June 2001 Mr R. E. Bowden exercised his option over 5,340 shares at an option price of 323p per share. The middle market quotation for the Ordinary 25p shares of the Company on 7 June 2001 was 528p. On 31 August 2001 Mr N. S. J. Ritblat exercised his option over 3,204 shares at an option price of 323p per share. The middle market quotation for the Ordinary 25p shares of the Company on 31 August 2001 was 500p.

3 Directors' emoluments and staff costs (continued)

(iii) Restricted Share Plan

Beneficial interests of the Directors under the Company's Restricted Share Plan in the 6% Irredeemable Convertible Bonds (£ nominal) and Ordinary Shares of the Company.

	J. H. Ritblat	J. H. Weston Smith	N. S. J. Ritblat	R. E. Bowden	G. C. Roberts
6% Irredeemable Convertible Bonds					
Date					
17.07.98 Grant	£200,000	£100,000	£75,000	£65,000	
31.03.01 Total	£200,000	£100,000	£75,000	£65,000	
17.07.01 Grant*	£50,000	£25,000	£18,750	£16,250	
17.07.01 Release*	(£250,000)	(£125,000)	(£93,750)	(£81,250)	
31.03.02 Total	**£0**	**£0**	**£0**	**£0**	**£0**
Ordinary Shares					
Date					
01.09.99 Grant	100,000	50,000	60,000	40,000	
08.12.00 Grant	150,000	75,000	75,000	75,000	
22.06.01 Grant	161,943	80,971	80,971	80,971	
09.01.02 Grant					75,000
31.03.02 Total	**411,943**	**205,971**	**215,971**	**195,971**	**75,000**
Distribution in year to 31.03.01	£1,244,639	£430,460	£299,970	£193,615	
** Distribution in year to 31.03.02	£324,822	£162,411	£127,211	£111,288	£2,850

Awards only vest on achievement of a performance target agreed following consultation with the Association of British Insurers and the National Association of Pension Funds.

*These items represent the release of the awards made on 17.07.98 at 125% of their original nominal value on outperformance of the performance target set.

**The amounts distributed in the year to 31 March 2002 represent the market value of the grant released on 17.07.01 together with interest and dividends arising on the beneficial interests for the year ende 31 March 2002. On 17.07.01 Messrs J. H. Ritblat and Mr. J. H. Weston Smith sold the above released bond awards at a price of £108.75 per cent and 114 days accrued interest.

Directors' pension benefits for the year

Three executive directors, Mr. N. S. J. Ritblat, Mr. R. E. Bowden and Mr. G. C. Roberts, earned pension benefits in the scheme during the year.

Mr. Bowden and Mr. Roberts benefits from the tax approved scheme are restricted by the earnings cap and they are, therefore, entitled to benefit from the Company's Funded Unapproved Retirement Benefit Scheme (FURBS). The benefits provided by the FURBS are defined lump sums. Mr Bowden and Mr Roberts are liable to income tax, which the Company has agreed to pay on their behalf, (known as pension related payments) on Company contributions paid into the FURBS.

Non-executive directors do not participate in any Company sponsored pension arrangement.

The pension benefits earned during the year by Mr. Ritblat, Mr. Bowden and Mr. Roberts were as follows:

Name	Age at year end	Increase in accrued pension during the year £	Total accrued pension entitlement at year end £	Increase in accrued FURBS lump sum entitlement during the year £	Total accrued FURBS lump sum entitlement at year end £
N. S. J. Ritblat	40	10,300	71,400		
R. E. Bowden	58	2,400	20,400	63,700	301,500
G. C. Roberts	43	800	800	18,000	18,000

Notes:

1 The pension entitlement shown is that which would be paid annually on retirement at age 60 based on service to the end of the year. The total accrued FURBS lump sum entitlement shown is that which would be paid, on retirement at age 60 based on service to the end of the year.

2 The increase in both accrued pension and lump sum during the year excludes any increase for inflation.

3 Members of the scheme have the option to pay Additional Voluntary Contributions. Neither the contributions nor the resulting benefits are included in the above table.

4 The following is additional information relating to directors' pensions for those included in the above table:

Main Scheme

a Normal retirement age for pension arrangements is age 60.

b Retirement may take place at any age after 50 subject to the consent of both the Company and the Trustees of the pension scheme. Pensions are reduced to allow for their earlier payment.

c On death in service the arrangement provides a capital sum equal to four times salary and a spouse's pension of two-thirds of the member's prospective pension at age 60. If a member is granted a deferred pension, a spouse's pension of two-thirds of the member's accrued pension is payable on death before or after retirement. These pensions are paid throughout the spouse's lifetime or until the youngest child reaches age 18, if later.

d Pensions are guaranteed to increase each year in line with the increase in the Index of Retail Prices (RPI) subject to a maximum of 5%. The Trustees may grant additional discretionary increases subject to the consent of the Company. Statutory increases apply to pensions during deferment.

e Transfer value calculations allow for discretionary pension increases such that, in aggregate, pension increases in line with increases in the RPI are valued.

FURBS

a Normal retirement age for pension arrangements is age 60.

b Retirement may take place at any age after 50 subject to the Company's consent. Benefits are reduced to allow for their earlier payment.

c On death in service top up lump sums are provided so that, in aggregate, the payee receives broadly the same value of benefits (net of tax) as if the earnings cap did not apply. On death in deferment of a spouse's or dependant's pension is payable from the main scheme a lump sum of two-thirds of the member's accrued lump sum is also payable.

4 Net interest payable

		2002 £m	2001 £m
British Land Group			
Payable on:	bank loans and overdrafts	41.4	52.9
	other loans	240.8	222.4
		282.2	275.3
Deduct:	development cost element	(5.9)	(4.0)
		276.3	271.3
Receivable on:	deposits and securities	(8.4)	(5.7)
	loans to joint ventures	(16.1)	(16.0)
Total British Land Group		251.8	249.6
Share of joint ventures			
Interest payable on shareholder loans		16.1	16.0
Other interest payable (net)		50.0	45.7
Total share of joint ventures (note 11)		66.1	61.7
Net interest payable		317.9	311.3
Exceptional item (see below)			83.6

On 16 May 2002 the Company gave notice to redeem the 6½% Convertible Bonds 2007. The Bonds will be redeemed and cancelled on 24 June 2002. The Company accelerated the amortisation of related issue costs to reflect this early redemption, together with associated transaction costs, resulting in an additional charge of £5.0m. The repurchase of £150m 12.5% Bonds 2016 and the £150m 8.875% Bonds 2023 was completed on 1 May 2001. Inclusive of costs, the pre-tax exceptional charge relating to the repurchase for the year ended 31 March 2001 was £83.6m (post tax charge: £74.6m).

5 Ordinary dividends

	2002 pence	2001 pence	2002 £m	2001 £m
Interim	3.8	3.6	19.7	18.7
Proposed final	8.6	7.9	44.6	40.9
Total for year	12.4	11.5	64.3	59.6

The final dividend of 8.6p will be paid on 21 August 2002 to shareholders on the register at the close of business on 26 July 2002. The ex-dividend date is 24 July 2002. The interim dividend was paid on 20 February 2002.

6 Basic and diluted earnings per share

Basic and diluted earnings per share are calculated on the profit on ordinary activities after taxation and on the weighted average number of shares in issue during the year as shown below:

		2002		2001	
		Weighted average number of shares m	Profit after taxation £m	Weighted average number of shares m	Profit after taxation (restated) £m
Earnings per share	– Basic	518.3	159.4	518.1	61.2
	– Diluted	596.4	180.4	596.2	82.2
Adjusted earnings per share	– Basic	518.3	166.6	518.1	70.4
	– Diluted	596.4	187.6	596.2	91.4

Adjusted earnings per share are calculated by excluding the post tax profit adjustment of £7.2m (2001: £9.2m) which is the effect of the deferred tax charge relating to capital allowances, as described in note 1.

7 Parent Company's results

Profit on ordinary activities after taxation attributable to parent was £262.3m (2001: loss £3.5m).

8 Profit on the disposal of fixed assets

	2002 £m	2001 £m
British Land Group	**39.5**	28.4
Share of joint ventures (note 11)	**(2.5)**	3.7
Total for year	**37.0**	32.1

The profit for the year includes £25.6m arising on the disposal of shares held in Haslemere N.V. The profit for the year ended 31 March 2001 included £14.6m arising on the disposal of Selfridges shares.

9 Taxation

	2002 £m	2001 (restated) £m
Current tax		
UK corporation tax (30%)	**5.6**	20.4
Foreign tax	**1.8**	1.4
	7.4	21.8
Adjustments in respect of prior years	**(13.5)**	(7.3)
Total current tax	**(6.1)**	14.5
Deferred tax		
Origination and reversal of timing differences	**22.0**	6.5
Prior year items	**(10.3)**	
Total deferred tax	**11.7**	6.5
	5.6	21.0
Attributable to joint ventures	**6.3**	5.3
Total taxation – effective tax rate – 6.9% (2001: 30.0%)	**11.9**	26.3

	2002 £m	2001 (restated) £m
Tax reconciliation		
Profit on ordinary activities	**171.3**	87.5
Less – Share of profit of joint ventures	**(20.0)**	(18.5)
Group profit on ordinary activities	**151.3**	69.0
Tax on profit on ordinary activities at UK corporation tax rate of 30%	**45.4**	20.7
Effects of:		
Capital allowances	**(6.3)**	(2.8)
Tax losses and other timing differences	**(31.9)**	7.9
Expenses not deductible for tax purposes	**0.2**	(4.0)
Adjustments in respect of prior years	**(13.5)**	(7.3)
Group current tax charge	**(6.1)**	14.5

Factors affecting future tax rate

The level of capital allowances and losses reduce the current tax charge below 30%. Capital allowances are claimed on eligible investment assets and calculated on the reducing balance. The availability of further capital allowances will depend, *inter alia*, on the timing of the Group's development programme. In addition where assets are sold out of the British Land Group the gain arising will initially be set off against capital losses and so such sales may reduce the tax rate.

Contingent tax

Unprovided further taxation which might become payable if the Group's investments and properties were sold at open market value is estimated at £510 million (2001: £550 million). Tax losses, which have not been recognised in the Balance Sheet, have reduced the contingent tax by approximately £100 million. This unprovided taxation is stated after taking account of the FRS 19 capital allowance deferred tax provision of £83 million (2001: £77 million) recorded in the Balance Sheet.

10 Investment, development and trading properties

	Freehold £m	Long Leasehold £m	Short Leasehold £m	Total £m
Investment and development properties				
Valuation and cost 1 April 2001	6,965.9	184.5		7,150.4
Adjustment for UITF 28	(4.5)			(4.5)
Restated valuation and cost 1 April 2001	6,961.4	184.5		7,145.9
Additions	387.9	98.6		486.5
Disposals	(161.4)			(161.4)
Exchange fluctuations	(1.6)			(1.6)
Revaluations	53.2	5.7		58.9
Valuation and cost 31 March 2002	7,239.5	288.8		7,528.3
Trading properties				
At lower of cost and net realisable value 31 March 2002	37.2	8.0	1.8	47.0
External valuation surplus on development and trading properties				108.6
Total investment, development and trading properties				7,683.9

Investment, development and trading properties were valued by the following external valuers on the basis of open market value in accordance with the Appraisal and Valuation Manual published by The Royal Institution of Chartered Surveyors:

		£m
United Kingdom:	Atis Real Weatheralls	7,626.1
Republic of Ireland:	Jones Lang LaSalle	64.5
Netherlands:	CB Richard Ellis B.V.	1.0
		7,691.6
Adjustment for UITF 28 – lease incentives		(7.7)
Total investment, development and trading properties		7,683.9

	£m
Total external valuation surplus on development and trading properties	
British Land Group	108.6
Share of joint ventures	5.5
	114.1

Properties valued at £5,738.2m (2001: £3,754.5m) were charged to secure Group borrowings. Of the total secured debt of £662.3m (note 18) only £476.8m has recourse to the Group. Cumulative interest capitalised in investment and trading properties amounts to £14.8m and £nil (2001: £15.1m and £nil) respectively. Included in the leasehold properties is an amount of £13.7m in respect of property occupied by the Group. The historical cost of properties was £5,591.4m (2001: £5,221.7m).

	2002 £m	2001 (restated) £m
Total properties including share of joint ventures		
Group investment and development properties	7,528.3	7,145.9
Trading properties	47.0	53.3
Share of joint venture properties	1,601.3	1,506.8
External valuation surplus on development and trading properties	114.1	149.4
Total properties	9,290.7	8,855.4

11 Joint ventures' summary financial statements

	The Public House Company Ltd	BL Universal PLC	BL Rank Properties Ltd	BL Fraser Ltd	BLT Properties Ltd
All joint ventures are held equally on a 50:50 basis					
Partners	Scottish & Newcastle plc	GUS plc	The Rank Group plc	House of Fraser plc	Tesco plc
Date established	April 1995	February 1997	August 1997	July 1999	November 1996
Accounting year end	31 March	31 March	31 December	26 January	20 December
Summarised profit and loss accounts	£m	£m	£m	£m	£m
Gross rental income	11.9	62.4	10.9	14.6	16.2
Net rental income	11.7	54.2	10.9	14.4	15.9
Other expenditure	(0.5)	(0.9)	(0.4)	(0.3)	
Operating profit	11.2	53.3	10.5	14.1	15.9
Disposal of fixed assets	5.8	(2.5)	(7.8)		-
Net interest – external	(5.7)	(23.8)	(7.3)	(9.7)	(9.9)
– shareholders		(20.2)	(3.1)	(2.9)	(1.4)
Net interest (payable) receivable	(5.7)	(44.0)	(10.4)	(12.6)	(11.3)
Profit (loss) before tax	11.3	6.8	(7.7)	1.5	4.6
Tax	(1.0)	(2.1)		(0.5)	(1.2)
Profit (loss) after tax	10.3	4.7	(7.7)	1.0	3.4
Summarised statements of total recognised gains and losses					
Profit (loss) retained for the year	10.3	4.7	(7.7)	1.0	3.4
Unrealised surplus (deficit) on revaluation	5.5	(15.7)	(2.3)	8.4	24.8
Prior year adjustment	(7.2)	(3.9)	(0.2)	(4.5)	(0.4)
Total return	8.6	(14.9)	(10.2)	4.9	27.8
Summarised balance sheets					
Investment properties at valuation	156.2	812.6	111.6	209.6	238.3
Development and trading properties at cost					
Total properties	156.2	812.6	111.6	209.6	238.3
Current assets	13.5	36.4	20.6	2.5	13.7
Gross assets	169.7	849.0	132.2	212.1	252.0
Current liabilities	(5.2)	(57.6)	(8.3)	(4.0)	(10.8)
Bank debt falling due within one year	(3.0)				
Bank debt falling due after one year	(85.0)	(45.0)	(92.3)	(139.0)	(130.9)
Debentures		(295.1)			
Deferred tax	(7.5)	(4.9)	(0.2)	(5.0)	(0.5)
Gross liabilities	(100.7)	(402.6)	(100.8)	(148.0)	(142.2)
Net external assets	69.0	446.4	31.4	64.1	109.8
Represented by:					
Shareholder loans		227.0	39.6	53.1	18.3
Ordinary shareholders' funds/Partners' capital	69.0	219.4	(8.2)	11.0	91.5
Total investment	69.0	446.4	31.4	64.1	109.8
Capital commitments		6.6			
Contingent liabilities	4.6	41.0		2.2	15.0

11 Joint ventures' summary financial statements (continued)

	Tesco BL Holdings Ltd	BL West companies	London and Henley Holdings Ltd*	Cherrywood Properties Ltd (Rep of Ireland)	BL Davidson Group†*
All joint ventures are held equally on a 50:50 basis					
Partners	Tesco plc	West LB, Westimmo, and Provinzial	Security Capital European Realty	Dunloe Ewart plc	Manny Davidson, his family & family trusts
Date established	November 1999	September 2000	December 2000	April 1999	September 2001
Accounting year end	20 December	31 December	31 March	31 December	31 December
Summarised profit and loss accounts	£m	£m	£m	£m	£m
Gross rental income	21.6	23.9	11.5	0.8	9.5
Net rental income	21.1	23.0	7.6	0.7	7.9
Other expenditure	(0.4)	(0.4)	(0.4)	(0.1)	(0.8)
Operating profit	20.7	22.6	7.2	0.6	7.1
Disposal of fixed assets			(0.4)		(0.1)
Net interest – external	(14.6)	(18.5)	(7.6)	0.1	(1.4)
– shareholders					(4.2)
Net interest (payable) receivable	(14.6)	(18.5)	(7.6)	0.1	(5.6)
Profit (loss) before tax	6.1	4.1	(0.8)	0.7	1.4
Tax	(1.9)	(1.3)		(0.2)	(0.6)
Profit (loss) after tax	4.2	2.8	(0.8)	0.5	0.8
Summarised statements of total recognised gains and losses					
Profit (loss) retained for the year	4.2	2.8	(0.8)	0.5	0.8
Unrealised surplus (deficit) on revaluation	15.6	(1.9)	11.5		5.9
Prior year adjustment	(0.2)	(1.0)		0.3	
Total return	19.6	(0.1)	10.7	0.8	6.7
Summarised balance sheets					
Investment properties at valuation	345.1	365.2	174.8		415.8
Development and trading properties at cost			0.6	78.4	41.4
Total properties	345.1	365.2	175.4	78.4	457.2
Current assets	5.4	15.3	10.9	5.3	28.0
Gross assets	350.5	380.5	186.3	83.7	485.2
Current liabilities	(7.2)	(11.5)	(8.3)	(15.7)	(60.6)
Bank debt falling due within one year					(5.6)
Bank debt falling due after one year	(209.4)	(263.9)	(113.4)		(131.1)
Debentures					(132.3)
Deferred tax	(0.4)	(1.2)		(0.1)	(4.5)
Gross liabilities	(217.0)	(276.6)	(121.7)	(15.8)	(334.1)
Net external assets	133.5	103.9	64.6	67.9	151.1
Represented by:					
Shareholder loans	89.6		26.4	36.9	10.0
Ordinary shareholders' funds/Partners' capital	43.9	103.9	38.2	31.0	141.1
Total Investment	133.5	103.9	64.6	67.9	151.1
Capital commitments	0.7				20.8
Contingent liabilities	7.0	2.1	17.5		43.1

BL Davidson results reflect the re-financing which took place in February 2002.
British Land's share of negative goodwill is included in current liabilities and amounts in total to £23.3 million.

11 Joint ventures' summary financial statements (continued)

	BVP Group	Other Joint Ventures	British Land Share	2001 Comparative (restated)
All joint ventures are held equally on a 50:50 basis				
Partners	ProLogis Developments Ltd			
Date established	June 1999			
Accounting year end	31 March			
Summarised profit and loss accounts	£m	£m	£m	£m
Gross rental income	4.3	9.4	**98.5**	85.5
Net rental income	4.3	8.9	**90.3**	79.5
Other expenditure	(0.2)	1.0	**(1.7)**	(3.0)
Operating profit	4.1	9.9	**88.6**	76.5
Disposal of fixed assets			**(2.5)**	3.7
Net interest – external	(2.3)	0.7	**(50.0)**	(45.7)
– shareholders		(0.4)	**(16.1)**	(16.0)
Net interest (payable) receivable	(2.3)	0.3	**(66.1)**	(61.7)
Profit (loss) before tax	1.8	10.2	**20.0**	18.5
Tax	(0.7)	(3.1)	**(6.3)**	(5.3)
Profit (loss) after tax	1.1	7.1	**13.7**	13.2
Summarised statements of total recognised gains and losses				
Profit (loss) retained for the year	1.1	7.1	**13.7**	13.2
Unrealised surplus (deficit) on revaluation	23.1	8.5	**41.7**	8.0
Prior year adjustment	0.3	(0.1)	**(8.5)**	
Total return	24.5	15.5	**46.9**	21.2
Summarised balance sheets				
Investment properties at valuation	79.4	111.8	**1,510.2**	1,433.1
Development and trading properties at cost	12.4	49.4	**91.1**	73.7
Total properties	91.8	161.2	**1,601.3**	1,506.8
Current assets	5.7	19.3	**88.3**	73.8
Gross assets	97.5	180.5	**1,689.6**	1,580.6
Current liabilities*	(7.3)	(11.7)	**(104.1)**	(84.3)
Bank debt falling due within one year	(1.2)		**(4.9)**	(2.5)
Bank debt falling due after one year	(44.5)		**(627.3)**	(632.9)
Debentures			**(213.7)**	(147.4)
Deferred tax	(0.4)	(0.2)	**(12.4)**	(9.3)
Gross liabilities	(53.4)	(11.9)	**(962.4)**	(876.4)
Net external assets	44.1	168.6	**727.2**	704.2
Represented by:				
Shareholder loans	11.9	75.0	**293.9**	321.9
Ordinary shareholders' funds/Partners' capital	32.2	93.6	**433.3**	382.3
Total investment	44.1	168.6	**727.2**	704.2
Capital commitments	3.7	80.5	**56.2**	50.4
Contingent liabilities	12.0	3.0	**73.8**	40.0

* British Land's share of negative goodwill is included in current liabilities and amounts in total to £23.3 million.

11 Joint ventures' summary financial statements (continued)

The movement for the year:

	Equity £m	Group Loans £m	Total £m	Parent £m
At 1 April 2001	390.8	321.9	**712.7**	234.9
Prior year adjustment	(8.5)		**(8.5)**	
At 1 April 2001 restated	382.3	321.9	**704.2**	234.9
Additions	58.0	108.5	**166.5**	93.5
Purchase of remaining partnership interest	(30.3)		**(30.3)**	
Repayment of loans		(136.5)	**(136.5)**	(104.4)
Share of profit attributable to joint ventures	13.7		**13.7**	
Dividends received from joint ventures	(25.2)		**(25.2)**	
Disposals	(14.0)		**(14.0)**	
Revaluation	48.8		**48.8**	
At 31 March 2002	433.3	293.9	**727.2**	224.0

The Group's share of the market value of the debt and derivatives as at 31 March 2002 was £16.8m more than the Group's share of the book value (2001: £18.4m).

The Group's share of joint venture external net debt is £791.6m (2001: £735.5m). The amount guaranteed by British Land is £33.0m (2001: £33.0m).

The historical cost of joint ventures is £556.2m (2001: £553.9m). The amount of £224.0m includes £191.3m of loans to joint ventures by the parent. Outline details of the joint ventures are set out on pages 42 to 48 of the Property Review.

The Group's share of joint venture properties as at 31 March 2002 was £1,601.3m (2001: £1,506.8m).

All companies are property investment companies registered in England and Wales unless otherwise stated.

12 Other investments

	Group £m	Parent £m
At 1 April 2001	**73.7**	0.6
Additions	**8.5**	5.4
Disposals	**(69.7)**	(0.1)
Revaluations	**(0.1)**	
At 31 March 2002	**12.4**	5.9
Investment in subsidiaries (see below)		8,073.0
Total other investments	**12.4**	8,078.9

During the year the group disposed of its entire holding of 2,390,141 ordinary shares in Haslemere N.V. for £93.1m. For the year ended 31 March 2002 dividends and interest from other investments amounted to £5.1m (2001: £7.9m). The historical cost of other Group investments is £13.7m (2001: £67.5m). Shares in subsidiaries are included at cost or Directors' valuation in 1977, 1995, 1997, 1999, 2000, 2001 and 2002 to take account of their underlying net asset value; their historical cost is £3,890.4m (2001: £3,708.0m).

	Parent only		
	Shares in subsidiaries £m	Loans to subsidiaries £m	Total £m
At 1 April 2001	3,770.9	4,551.6	**8,322.5**
Additions (repayments)	183.6	(423.4)	**(239.8)**
Exchange fluctuations	(1.3)		**(1.3)**
Revaluation	(8.4)		**(8.4)**
At 31 March 2002	3,944.8	4,128.2	**8,073.0**

12 Other investments (continued)

Principal operating subsidiaries:

EXECUTIVE

The British Land Corporation Limited*
British Land Developments Limited
British Land Financing Limited*
British Land Properties Limited*

FINANCE, INVESTMENT AND MANAGEMENT

British Land Property Management Limited
Real Property and Finance Corporation Limited*
Broadgate (Funding) PLC
BLSSP (Funding) PLC
MSC (Funding) PLC

OVERSEAS COMPANIES

British Land Investments Netherlands B.V. (Netherlands)
Firmount Limited* (Republic of Ireland)

PROPERTY

135 Bishopsgate Financing Limited*
Adamant Investment Corporation Limited
Broadgate (PHC 1) Limited
Broadgate (PHC 11) Limited
Broadgate (PHC 14) Limited
Broadgate (PHC 15a) Limited
Broadgate (PHC 2) Limited
Broadgate (PHC 3) Limited
Broadgate (PHC 4) Limited
Broadgate (PHC 7) Limited
Broadgate (PHC 8) Limited
Broadgate (PHC 9) Limited
Broadgate Court Investment Ltd
Derby Investment Holdings Limited*
Exchange House Holdings Limited
Meadowhall Shopping Centre Limited
Sealhurst Properties Limited
Union Property Holdings (Investments) Limited
Union Property Corporation Limited
Vitalcreate Limited
Yatsen Limited

* Directly held by parent
These companies are wholly owned and except where otherwise stated are registered and operate in England and Wales.

13 Debtors

	Group 2002 £m	Group 2001 (restated) £m	Parent 2002 £m	Parent 2001 £m
Trade debtors	**25.5**	97.1		
Corporation tax			**6.1**	
Amounts owed by group companies			**49.3**	42.7
Amounts owed by joint ventures	**8.6**	20.0	**8.6**	11.4
Prepayments and accrued income	**11.5**	31.2	**2.3**	25.5
	45.6	148.3	**66.3**	79.6

14 Other creditors due within one year

	Group 2002 £m	Group 2001 (restated) £m	Parent 2002 £m	Parent 2001 £m
Debentures and loans*	**45.4**	35.8		
Overdrafts*	**4.3**	6.0	**4.3**	6.0
Bank loans*	**74.2**	248.0	**74.2**	248.0
Trade creditors	**45.7**	57.1	**0.2**	0.2
Amounts owed to group companies			**5,385.7**	4,580.9
Corporation tax	**33.4**	36.7		0.8
Other taxation and social security	**12.0**	12.7	**0.5**	0.4
Accruals and deferred income	**186.9**	268.8	**34.1**	148.0
Proposed final dividend	**44.6**	40.9	**44.6**	40.9
	446.5	706.0	**5,543.6**	5,025.2

* See maturity analysis of net debt (note 18).

15 Creditors due after one year

	Group 2002 £m	Group 2001 £m	Parent 2002 £m	Parent 2001 £m
Debentures and loans*	**3,451.8**	2,417.1	**576.3**	873.7
Bank loans*	**161.9**	640.2	**161.9**	640.1
	3,613.7	3,057.3	**738.2**	1,513.8

* See maturity analysis of net debt (note 18).

16 Provision for liabilities and charges

	Group 2002 £m	Group 2001 (restated) £m	Parent 2002 £m	Parent 2001 £m
At 1 April 2001	**77.9**	71.4		
Charged to profit and loss account	**11.7**	6.5	**0.2**	
At 31 March 2002	**89.6**	77.9	**0.2**	
Deferred tax is provided as follows:				
Capital allowances	**86.4**	80.2		
Other timing differences	**3.2**	(2.3)	**0.2**	
	89.6	77.9	**0.2**	

The deferred tax liability relates primarily to capital allowances claimed on plant and machinery within investment properties. When a property is sold and the agreed disposal value for this plant and machinery is less than original cost, there is a release of the surplus part of the provision. The entire amount of the capital allowance provision would be expected to be released on sale.

17 Net Asset Value per share

	Shares m	31 March 2002 Adjusted Net Assets £m	31 March 2002 Net Assets £m	Shares m	31 March 2001 Adjusted Net Assets £m	31 March 2001 Net Assets (restated) £m
Net Asset Value (undiluted)						
Shareholders' funds as shown on balance sheet	**518.4**	**4,107.9**	**4,107.9**	518.2	3,914.5	3,914.5
FRS 19 capital allowance effects						
– British Land Group		**86.4**			80.2	
– share of joint ventures		**12.4**			9.3	
		98.8			89.5	
Total external valuation surplus on development and trading properties (note 10)		**114.1**	**114.1**		149.4	149.4
Net assets attributable to ordinary shares		**4,320.8**	**4,222.0**		4,153.4	4,063.9
Net Asset Value per share (undiluted)		**833p**	**814p**		802p	784p
Fully diluted Net Asset Value						
Net assets attributable to ordinary shares	**518.4**	**4,320.8**	**4,222.0**	518.2	4,153.4	4,063.9
Adjust to fully diluted on conversion of:						
6% Irredeemable Convertible Bonds	**30.0**	**146.7**	**146.7**	30.0	146.6	146.6
6½% Convertible Bonds 2007	**48.1**	**323.0**	**323.0**	48.1	317.3	317.3
Net assets attributable to fully diluted ordinary shares	**596.5**	**4,790.5**	**4,691.7**	596.3	4,617.3	4,527.8
Fully diluted Net Asset Value per share		**803p**	**787p**		774p	759p

The adjusted NAV includes the surplus of the external valuation over the book value of both development and trading properties after adding back the FRS 19 deferred tax capital allowance provision (as described in note 16) which is not expected to arise.

18 Net debt

	Group 2002 £m	Group 2001 £m	Parent 2002 £m	Parent 2001 £m
Secured on the assets of the Group				
† 6.5055% Secured Notes 2038	**97.7**	97.6		
† 5.920% Secured Notes 2035	**59.2**			
8⅞% First Mortgage Debenture Bonds 2035	**246.6**	246.5	**246.6**	246.5
9⅜% First Mortgage Debenture Stock 2028	**197.2**	197.1	**197.2**	197.1
† 7.743% Secured Notes 2025	**19.6**			
10½% First Mortgage Debenture Stock 2019/24	**12.6**	12.6	**12.6**	12.6
11⅜% First Mortgage Debenture Stock 2019/24	**20.4**	20.4	**20.4**	20.4
† 5.66% 135 Bishopsgate Securitisation 2018	**1.9**	1.8		
† 8.49% 135 Bishopsgate Securitisation 2018	**7.1**	7.1		
	662.3	583.1	**476.8**	476.6
Unsecured				
† Class A1 5.260% Unsecured Notes 2035	**542.8**			
† Class B 5.793% Unsecured Notes 2035	**88.9**			
† Class C Fixed Rate Unsecured Notes 2035	**74.0**			
† Class C2 6.4515% Unsecured Notes 2032	**73.3**	73.2		
† Class B 6.0875% Unsecured Notes 2031	**219.8**	219.6		
† Class A3 5.7125% Unsecured Notes 2031	**146.5**	146.4		
† Class A2 5.67% Unsecured Notes 2029	**291.9**	295.7		
† Class A2(C) 6.457% Unsecured Notes 2025	**157.0**			
† Class B2 6.998% Unsecured Notes 2025	**205.5**			
† Class B3 7.243% Unsecured Notes 2025	**20.6**			
† Class A1 Fixed Rate Unsecured Notes 2024	**317.5**	317.2		
** 8⅞% Bonds 2023		147.6		147.6
† 5.66% 135 Bishopsgate Securitisation 2018	**24.3**	25.2		
† 8.49% 135 Bishopsgate Securitisation 2018	**94.5**	97.2		
† Class A1 6.389% Unsecured Notes 2016	**63.3**			
** 12½% Bonds 2016		150.0		150.0
† Class B1 7.017% Unsecured Notes 2016	**97.0**			
† Class C1 6.7446% Unsecured Notes 2014	**171.0**	170.8		
† Class D Fixed/Floating Rate Unsecured Notes 2014	**98.2**	127.4		
† Class A2 5.555% Unsecured Notes 2013	**49.3**			
10¼% Bonds 2012	**1.7**	1.7	**1.7**	1.7
* 7.35% Senior US Dollar Notes 2007	**97.8**	97.8	**97.8**	97.8
Bank loans and overdrafts	**240.4**	894.2	**240.4**	894.1
	3,075.3	2,764.0	**339.9**	1,291.2
Convertible Bonds				
6% Subordinated Irredeemable Convertible Bonds	**146.7**	146.6	**146.7**	146.6
*** 6½% Convertible Bonds 2007	**323.0**	317.3	**323.0**	317.3
	469.7	463.9	**469.7**	463.9
Gross debt	**4,207.3**	3,811.0	**1,286.4**	2,231.7
Cash and deposits	**(366.9)**	(94.2)	**(237.6)**	(30.4)
Net debt	**3,840.4**	3,716.8	**1,048.8**	2,201.3

† These borrowings are obligations of ringfenced, default remote, special purpose companies, with no recourse to other companies or assets in the Group.
* These borrowings have been hedged into Sterling since the date of issue.
** These bonds were repurchased on 1 May 2001 (note 4).
*** Notice has been given to redeem and cancel these bonds on 24 June 2002.

18 Net debt (continued)

Interest rate profile – including effect of derivatives	Group 2002 £m	Group 2001 £m
Fixed rate	**3,541.2**	3,095.1
Capped rate	**100.0**	200.0
Variable rate (net of cash)	**199.2**	421.7
Net debt	**3,840.4**	3,716.8

All the above debt is effectively Sterling except for £101.0m (2001: £160.2m) of Euro debt of which £72.7m (2001: £108.4m) is fixed and the balance floating. At 31 March 2002 the weighted average interest rate of the Sterling fixed rate debt is 6.84% (2001: 7.13%) The weighted average period for which the rate is fixed is 21.6 years. The Irredeemable Convertible Bond is treated as having a life of 100 years for this calculation. The weighted average interest rate for the Euro fixed rate debt is 3.85% and the weighted average period for which the rate is fixed is 2.3 years. The floating rate debt is set for periods of the Company's choosing at the relevant LIBOR (or similar) rate.
Total borrowings where any instalments are due after 31 March 2007 is £2,915.0m (2001: £1,614.9m).
Details of the financing, treasury policy and financial risk management are set out on page 61.

Maturity analysis of net debt	Group 2002 £m	Group 2001 £m	Parent 2002 £m	Parent 2001 £m
Repayable:				
within one year and on demand	**446.9**	289.8	**401.5**	254.0
between: one and two years	**151.1**	283.1	**93.0**	244.8
two and five years	**324.9**	509.4	**154.4**	365.8
five and ten years	**365.0**	637.3	**14.0**	444.7
ten and fifteen years	**418.3**	381.0		151.7
fifteen and twenty years	**459.9**	197.6		
twenty and twenty five years	**630.7**	382.2	**32.9**	180.5
twenty five and thirty years	**845.8**	555.9	**197.2**	197.1
thirty and thirty five years	**418.0**	428.1	**246.7**	246.5
Irredeemable	**146.7**	146.6	**146.7**	146.6
Gross debt	**4,207.3**	3,811.0	**1,286.4**	2,231.7
Cash	**(20.4)**	(29.2)	**(3.6)**	(16.8)
Term deposits	**(346.5)**	(65.0)	**(234.0)**	(13.6)
Total cash and deposits	**(366.9)**	(94.2)	**(237.6)**	(30.4)
Net debt	**3,840.4**	3,716.8	**1,048.8**	2,201.3

Maturity of committed undrawn borrowing facilities	Group 2002 £m	Group 2001 £m
Expiring: Within one year	**437.1**	239.5
between: one and two years	**161.8**	219.5
two and three years	**402.5**	81.8
three and four years	**425.0**	252.5
four and five years	**215.0**	360.0
over five years	**37.7**	75.4
Total	**1,679.1**	1,228.7

18 Net debt (continued)

Comparison of market values and book values

	Market value		Book value		Difference	
	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m
Fixed rate debt:						
Securitisations	**3,009.2**	1,658.0	**2,920.9**	1,579.2	**88.3**	78.8
Debentures and unsecured bonds	**729.1**	1,105.5	**576.3**	977.6	**152.8**	127.9
Convertible bonds	**492.8**	492.5	**469.7**	463.9	**23.1**	28.6
Bank debt	**240.4**	894.2	**240.4**	894.2		
Cash and deposits	**(366.9)**	(94.2)	**(366.9)**	(94.2)		
	4,104.6	4,056.0	**3,840.4**	3,820.7	**264.2**	235.3
Derivatives						
– unrecognised gains	**(4.4)**	(49.0)		(20.3)	**(4.4)**	(28.7)
– unrecognised losses	**44.1**	25.4			**44.1**	25.4
	39.7	(23.6)		(20.3)	**39.7**	(3.3)
Total*	**4,144.3**	4,032.4	**3,840.4**	3,800.4	**303.9**	232.0

*At 31 March 2001, this included the accrual of £83.6m for the premium payable (net of the profit on the close out of associated derivatives of £20.3m) on the repurchase of the unsecured bonds (£150m 12.5% Bonds 2016 and the £150m 8.875% Bonds 2023) which was included in the accounts for the year to 31 March 2001 (See Note 4).

The Market Value and Difference are shown before any tax relief. The difference between book value and market value on the convertibles arises principally from the British Land share price.

In accordance with Accounting Standards the book value of debt is par value net of amortised issue costs. Short term debtors and creditors have been excluded from the disclosures (other than the currency disclosures). The valuations of the Broadgate and Meadowhall Notes have been undertaken by Morgan Stanley. The valuations of 135 Bishopsgate Securitisations 2018 have been undertaken by The Royal Bank of Scotland. The valuations of other fixed rate debt and convertible debt have been undertaken by UBS Warburg. The bank debt has been valued assuming it could be renegotiated at contracted margins. The derivatives have been valued by the independent treasury advisor Record Currency Management.

The Group uses interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures.

Net gains of £4.8m (2001: £33.9m) were recognised in the current year, comprising gains of £17.7m (2001: £118.5m) and losses of £12.9m (2001: £84.6m).

Of the unrecognised amount at 31 March 2002 £nil gains and £1.2m of losses are expected to be realised in the next financial year (2001: £0.1m gains, £nil losses) and the balance in subsequent years.

6% Subordinated Irredeemable Convertible Bonds

The £150 million 6% Subordinated Irredeemable Convertible Bonds carry a Bondholder conversion right exercisable at any time into Ordinary Shares of the Company at 500p (2001: 500p) per share. The Company has the right to redeem, at its discretion, the Bonds at par if after 9 April 2001 the average ordinary share price attains 130% of the conversion price for a 30 day period and after 9 April 2008 without conditions. The Company has the right to redeem the remaining Bonds where 75% of the Bonds have been converted or purchased or cancelled. If the Company elects to redeem the Bonds, Bondholders have the right to convert into the underlying Ordinary Shares. The Company has an option to exchange the Bonds for 6% Convertible Preference Shares with the same conversion terms. The Company has a further option to exchange the preference shares back to convertible bonds after these preference shares have been in issue for six months. On conversion of the entire issue into Ordinary Shares of the Company 30.0 million Ordinary Shares would be issued.

6½% Convertible Bonds 2007

The £323 million 6½% Convertible Bonds 2007 carry a Bondholder right of conversion, exercisable at any time, into Ordinary Shares of the Company at 672p (2001: 672p) per share. The Company has the right to redeem, at its discretion, all or part of the Bonds at par on or after 17 June 2002. The Company has the right to redeem the remaining Bonds where 75% of the Bonds have been converted or purchased or cancelled. If the Company elects to redeem the Bonds, Bondholders have the right to elect for conversion into the underlying Ordinary Shares. On conversion of the entire issue into Ordinary Shares of the Company 48.1 million Ordinary Shares would be issued.

On 16 May 2002 the Company gave notice to redeem the Bonds. The Bonds will be redeemed and cancelled on 24 June 2002 and have therefore been classified as Creditors due within one year.

19 Notes to the cash flow statement

Reconciliation of operating profit to net cash inflow from operating activities

	2002 £m	2001 (restated) £m
Operating profit	**363.6**	373.8
Dividends received	**(5.1)**	(6.8)
Depreciation	**1.3**	0.6
Decrease in trading properties	**6.3**	15.7
Decrease (increase) in debtors	**4.9**	(29.4)
Increase in creditors	**11.4**	26.4
Net cash inflow from operating activities	**382.4**	380.3

Analysis of Group net debt

	1 April 2001 £m	Cash flow £m	Non cash movement £m	31 March 2002 £m
Cash at bank	(29.2)	8.8		**(20.4)**
Overdraft	6.0	(1.7)		**4.3**
Net cash per cash flow statement	(23.2)	7.1		**(16.1)**
Term debt	3,341.1	388.1	4.1	**3,733.3**
Convertible Bonds	463.9		5.8	**469.7**
Term deposits	(65.0)	(281.5)		**(346.5)**
Group net debt	3,716.8	113.7	9.9	**3,840.4**

Reconciliation of net cash flow to movement in Group net debt

	2002 £m	2001 £m
Brought forward	**3,716.8**	3,762.3
Movement in net debt in the year:		
Decrease in cash	**7.1**	25.1
Cash inflow (outflow) from movement in debt	**388.1**	(78.0)
Cash outflow from term deposits	**(281.5)**	(1.0)
Changes resulting from cash flows	**113.7**	(53.9)
Other non cash movements	**9.9**	8.4
	123.6	(45.5)
Carried forward	**3,840.4**	3,716.8

20 Share Capital

		Ordinary Shares of 25p each
Authorised 1 April 2001 and 31 March 2002		799,200,000
	£m	
Issued and fully paid 1 April 2001	**129.6**	518,228,432
Issues	**0.0**	251,033
Issued and fully paid 31 March 2002	**129.6**	518,479,465

Further details of share issues are included in the Directors' Report. £200,000 6% Cumulative redeemable convertible preference shares of £1 each are also authorised. At 31 March 2002 – 1,868,859 ordinary shares were outstanding under the Share Option and Sharesave Schemes detailed below.

1984 Share Option Scheme

Date of grant	Price	Shares outstanding	Exercise dates From	To
08.01.93	1.86	19,190*	08.01.96	07.01.03
08.01.93	1.58	21,717	08.01.98	07.01.03
06.07.94	3.80	65,706*	06.07.97	05.07.04
06.07.94	3.22	65,706	06.07.99	05.07.04
06.07.94	3.80	77,654	06.07.97	05.07.04
23.01.96	3.94	819,149	23.01.99	22.01.06
23.01.96	3.94	490,211	23.01.01	22.01.06
		1,474,437		

*These options are linked to a corresponding grant of options. Accordingly the exercise of one linked option over a number of shares automatically causes its counterpart to lapse in respect of the same number of shares; therefore these options do not increase the total number of shares under option. The total in the table reflects the number of shares under option.

Sharesave Scheme

Scheme start date	Price	Shares outstanding	Exercise dates From	To
01.03.98	5.44	2,853	01.03.03	31.08.03
01.09.98	4.81	1,434	01.09.03	28.02.04
01.03.99	3.55	2,455	01.03.02	31.08.02
01.03.99	3.55	99,905	01.03.04	31.08.04
01.10.99	4.38	1,237	01.10.02	31.03.03
01.10.99	4.38	3,389	01.10.04	31.03.05
01.02.00	3.47	13,617	01.02.03	31.07.03
01.02.00	3.47	89,862	01.02.05	31.07.05
01.02.01	3.59	65,085	01.02.04	31.07.04
01.02.01	3.59	26,226	01.02.06	31.07.06
01.09.01	3.99	24,314	01.09.04	28.02.05
01.09.01	3.99	9,807	01.09.06	28.02.07
01.03.02	3.77	36,161	01.03.05	31.08.05
01.03.02	3.77	18,077	01.03.07	31.08.07
		394,422		

21 Reserves

	Group				
	Share premium £m	Other reserves £m	Revaluation reserves £m	Profit and loss account £m	Total £m
At 1 April 2001	1,105.3	(1.9)	2,092.1	679.9	**3,875.4**
Prior year adjustment (note 1)				(90.5)	**(90.5)**
Restated at 1 April 2001	1,105.3	(1.9)	2,092.1	589.4	**3,784.9**
Issues	0.9				**0.9**
Retained profit for the year				95.1	**95.1**
Realisation of prior year revaluations			(33.6)	33.6	
Current year revaluation			107.6		**107.6**
Tax on realisation of prior year revaluations				(9.7)	**(9.7)**
Exchange movements on net investments		(3.5)	(1.1)	4.1	**(0.5)**
At 31 March 2002	1,106.2	(5.4)	2,165.0	712.5	**3,978.3**

	Parent				
	Share premium £m	Other reserve £m	Revaluation reserves £m	Profit and loss account £m	Total £m
At 1 April 2001	1,105.3	0.4	103.8	326.0	**1,535.5**
Issues	0.9				**0.9**
Retained profit for the year				198.0	**198.0**
Current year revaluation			(8.4)		**(8.4)**
Exchange movements on net investments		(4.7)		4.2	**(0.5)**
At 31 March 2002	1,106.2	(4.3)	95.4	528.2	**1,725.5**

The cumulative amount of goodwill written off against other reserves of the Group is £14.6m (2001: £14.6m).
Included in other reserves is £0.2m of capital redemption reserve.

22 Capital commitments

	2002 £m	2001 £m
British Land	**419.7**	374.6
Share of joint ventures (note 11)	**56.2**	50.4
	475.9	425.0

23 Contingent liabilities

Contingent liabilities of the Parent for guarantees to third parties amounted to £33.0m (2001: £33.0m).

24 Disclosures of interests and related parties

Mr John Ritblat has a 5.226% interest in Delancey Estates Plc which is the holding company of Colliers Conrad Ritblat Erdman who are amongst the Group's managing agents and as such receive fees for their services. During the year, fees of £190,000 were paid to Maxwell Batley, a firm in which Michael Cassidy is a partner, for legal advice on property transactions.

Details of transactions with joint ventures including debt guarantees by the Company are given in notes 11 and 22. During the year the Group received management fees of £1.4m (2001: £2.6m) from joint ventures.

25 Pensions

The British Land Group of Companies Pension Scheme ("the Scheme") is the principal pension scheme in the Group. It is a funded defined benefit scheme and the assets are held in trust and kept separate from those of the Company.

The pension cost relating to the Scheme has been determined in accordance with SSAP 24 by consulting actuaries Bacon & Woodrow using the results of calculations as at 31 March 2000 based on the attained age method. The most significant actuarial assumptions are shown below. The financial assumptions are all lower than those used for the previous valuation reflecting the anticipation of lower rates of price inflation. At the 31 March 2000 valuation the market value of the Scheme's assets was £31.5m and on the assumptions used to calculate the pension cost, the actuarial value of the assets at that date represented 121% of the value of members' accrued benefits. Accrued benefits include all benefits for pensioners and other former members as well as benefits, based on service completed to date, for active members allowing for future salary rises.

The Company's contributions in respect of the Scheme for the year ended 31 March 2002 were £2,867,135 (2001: £1,128,707). The Company's contributions over the year were based on the results of the valuation of the Scheme at 31 March 2000, and allow for the amortisation of the surplus revealed at that valuation over a period within the average remaining service life of members. The Scheme pension cost recognised in these Group Accounts is equal to the Company's contributions.

The Group has five other small pension schemes.

The total pension cost charged for the year was £3.4m (2001: £1.7m).

Additional disclosures regarding the group's defined benefit pension scheme are required under the transitional provisions of FRS 17 Retirement benefits and these are set out below. The disclosures relate to the first year of the transitional provisions. They provide information that will be necessary for full implementation of FRS 17 in the year ending 31 March 2004.

This is a defined benefit scheme which is externally funded and which is not contracted out of SERPS. The assets of the scheme are held in a separate trustee administered fund.

The most recent actuarial valuation was carried out by the actuary as at 31 March 2000. The valuation, based on the Attained Age method, showed that the actuarial value of the assets covered the accrued liabilities based on estimated Final Pensionable Salaries at retirement to the extent of 121%, creating a surplus of £5.7m.

The assumptions used in the valuation were as follows:

Discount rate: pre-retirement	5.80% pa
Post-retirement	4.80% pa
Salary inflation	5.05% pa
Pensions increase	2.70% pa
Price inflation	2.80% pa

The employer's contributions have been paid at the rate recommended by the Actuary of 26.8% pa of basic salaries.

The valuation has been updated to 31 March 2002 in accordance with FRS17 by the Actuary. The major assumptions adopted for this purpose were:

Discount rate:	6.0% pa
Salary inflation	4.75% pa
Pensions increase	2.5% pa
Price inflation	2.5% pa

The assets and liabilities of the scheme at 31 March 2002 and the expected return on assets over the following year were as follows:

	Expected return 2002/3 %	£m
Bonds	5	5.5
Equities	7	22.9
Other	4.5	0.2
Total assets		28.6
Liabilities		(27.2
Surplus		1.4

Shareholder Information

Analysis of Shareholders 2002

Number of shares	Number of shareholders	%	Number of shares	%
1 - 1,000	6,927	54.93	3,270,811	0.63
1,001 - 5,000	4,010	31.80	8,613,911	1.66
5,001 - 20,000	822	6.52	7,992,655	1.54
20,001 - 50,000	273	2.17	9,040,426	1.75
Over 50,000	578	4.58	489,561,662	94.42
	12,610	100.00	518,479,465	100.00
Individuals	7,369	58.44	11,133,858	2.15
Banks or nominees	4,792	38.00	485,425,827	93.62
Insurance companies	5	0.04	5,292,445	1.02
Other companies	295	2.34	11,255,118	2.17
Pension trusts	5	0.04	10,801	0.01
Local/National authorities and other institutions	144	1.14	5,361,416	1.03
	12,610	100.00	518,479,465	100.00

Dividend Reinvestment Plan

The Company offers Shareholders the option to participate in a Dividend Reinvestment Plan. This enables Shareholders to reinvest their cash dividends automatically in the Company's shares. Details of the plan are available on the Investors section of the Company's website at www.britishland.co.uk or by calling Lloyds TSB Registrars' DRIP helpline on 0870 2413018.

For participants in the plan the key dates for the final dividend are:

24 July 2002	Ex-dividend date
26 July 2002	Record date
31 July 2002	Last date for DRIP applications (for new applicants only)
21 August 2002	Payment date/dividend reinvestment date
4 September 2002	New share certificates posted
5 September 2002	CREST member accounts credited

Individual Savings Accounts (ISAs) and Share Dealing Service

The Company offers Individual Savings Accounts (ISAs). The Plan Manager is Barclays Stockbrokers. Barclays Stockbrokers also offer private individuals a low cost telephone and postal service for dealing in shares of the Company. Commission rates start at £10.

Details can be obtained by writing to or telephoning: Barclays Stockbrokers Limited, Client Service, Tay House, 300 Bath Street, Glasgow G2 4LH.

For details of the ISA call: 0845 601 3000.

For details of the Share Dealing Service call: 0845 702 3021.

Lines are open between 8.00 am and 6.00 pm Monday to Friday, except bank holidays, and 9.00 am to 1.00 pm on Saturday. All calls are charged at the local rate and can only be accessed from within the UK. For your security all calls may be recorded and randomly monitored.

Barclays Stockbrokers Limited is a member of the London Stock Exchange and regulated by the SFA.

Head Office and Registered Office

10 Cornwall Terrace, Regent's Park, London NW1 4QP
Telephone 020 7486 4466 Fax 020 7935 5552
www.britishland.co.uk
info@britishland.co.uk

Financial Calendar

Dividends on Ordinary Shares

Interim Ordinary	declared December
Final Ordinary	declared May

Interest payments

The British Land Company PLC

6% Subordinated Irredeemable Convertible Bonds	26 March, 26 September
6½% Convertible Bonds 2007*	17 May, 17 November
8⅞% First Mortgage Debenture Bonds 2035	24 March, 24 September
9⅜% First Mortgage Debenture Stock 2028	31 March, 30 September
10½% First Mortgage Debenture Stock 2019/24	31 March, 30 September
10¼% Bonds 2012	26 March
11⅜% First Mortgage Debenture Stock 2019/24	31 March, 30 September

Broadgate (Funding) PLC

6.5055% Secured Notes 2038	5 January, 5 April, 5 July, 5 October
Class A1 Fixed Rate Unsecured Notes 2024	
Class A2 5.67% Unsecured Notes 2029	
Class A3 5.7125% Unsecured Notes 2031	
Class B 6.0875% Unsecured Notes 2031	
Class C1 6.7446% Unsecured Notes 2014	
Class C2 6.4515% Unsecured Notes 2032	
Class D Fixed/Floating Rate Unsecured Notes 2014	

BLSSP (Funding) PLC

7.743% Secured Notes 2025	4 January, 4 April, 4 July, 4 October
Class A1 6.389% Unsecured Notes 2016	
Class A2 (C) 6.457% Unsecured Notes 2025	
Class B1 7.017% Unsecured Notes 2016	
Class B2 6.998% Unsecured Notes 2025	
Class B3 7.243% Unsecured Notes 2025	

MSC (Funding) PLC

5.920% Secured Notes 2035	12 January, 12 April, 12 July, 12 October
Class A1 5.260% Unsecured Notes 2035	
Class A2 5.555% Unsecured Notes 2013	
Class B 5.793% Unsecured Notes 2035	
Class C Fixed Rate Unsecured Notes 2035	

* On 16th May 2002 the Company gave notice to redeem the Bonds. The Bonds will be redeemed and cancelled on 24th June 2002.

Taxation of Capital Gains

The market value at 31 March 1982 of an Ordinary 25p Share of the Company, for the purpose of capital gains tax indexation allowance, was 85.5p prior to adjustment for capitalisation or rights issues.

Registrars and Transfer Office

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA
Telephone 0870 600 3984

Ten Year Record

	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m	1996 £m	1995 £m	1994 £m	1993 £m
Summarised profit and loss accounts										
Gross rental income	**415.3**	390.1	368.3	311.9	286.8	299.8	239.8	191.2	155.1	146.6
Net rental income	**386.6**	371.8	347.5	296.5	266.4	277.0	220.9	173.9	139.4	128.4
Other income (expenditure)	**(23.0)**	2.0	19.6	(5.6)	2.2	(6.8)	(13.5)	(12.4)	(4.3)	(0.6)
Operating profit	**363.6**	373.8	367.1	290.9	268.6	270.2	207.4	161.5	135.1	127.8
Share of operating profits of joint ventures	**88.6**	76.5	68.9	64.5	51.2	6.8	(3.4)			
Disposal of fixed assets	**37.0**	32.1	3.3	0.8	24.9	1.6	4.0	(1.2)	1.9	1.2
Net interest payable	**(317.9)**	(394.9)	(282.9)	(232.9)	(217.5)	(187.4)	(145.9)	(111.2)	(83.1)	(101.8)
Profit on ordinary activities before taxation	**171.3**	87.5	156.4	123.3	127.2	91.2	62.1	49.1	53.9	27.2
Taxation	**(11.9)**	(26.3)	(27.6)	(15.7)	(19.6)	(15.2)	(10.9)	(14.6)	(12.2)	(5.3)
Profit on ordinary activities after taxation	**159.4**	61.2	128.8	107.6	107.6	76.0	51.2	34.5	41.7	21.9
Minority interest			(0.1)	(0.5)	(0.3)	(0.2)	(0.2)			(0.5)
Profit for the financial year	**159.4**	61.2	128.7	107.1	107.3	75.8	51.0	34.5	41.7	21.4
Preference dividend					(3.9)	(7.7)	(7.7)	(8.0)	(8.0)	
Ordinary dividends	**(64.3)**	(59.6)	(56.5)	(53.4)	(50.5)	(41.5)	(36.8)	(28.2)	(22.8)	(16.4)
Retained profit for the year	**95.1**	1.6	72.2	53.7	52.9	26.6	6.5	(1.7)	10.9	5.0
Summarised cashflow statements										
Net cash inflow from operating activities	**382.4**	380.3	432.2	345.1	307.8	259.3	204.1	167.1	138.4	124.8
Cash inflow (outflow) from dividends, interest and taxation	**(283.6)**	(351.0)	(280.4)	(189.8)	(192.5)	(184.5)	(191.7)	(140.7)	(116.6)	(112.7)
Cash inflow (outflow) from capital expenditure, investments, acquisitions and disposals	**(152.8)**	81.7	(764.4)	(559.1)	(229.8)	(183.0)	(352.6)	(694.5)	(162.3)	(33.2)
Equity dividends paid	**(60.6)**	(57.5)	(92.3)		(44.7)	(37.4)	(32.1)			
Cash inflow (outflow) from management of liquid resources and financing	**107.5**	(78.6)	672.8	438.4	152.0	168.6	304.6	560.5	305.4	11.9
Increase (decrease) in cash	**(7.1)**	(25.1)	(32.1)	34.6	(7.2)	23.0	(67.7)	(107.6)	164.9	(9.2)
Summarised balance sheets										
Investment properties	**7,528.3**	7,145.9	6,777.8	5,289.5	4,604.4	4,142.7	3,992.0	2,651.4	1,981.7	1,497.0
Investments in joint ventures	**727.2**	704.2	570.8	595.2	564.7	297.6	69.6	166.8	131.3	82.9
Other investments	**12.4**	73.7	150.4	101.8	68.3	20.9	2.2	1.7	1.4	1.4
Fixed assets	**8,267.9**	7,923.8	7,499.0	5,986.5	5,237.4	4,461.2	4,063.8	2,819.9	2,114.4	1,581.3
Current assets	**459.5**	295.8	229.2	301.1	344.3	337.8	369.8	421.2	460.8	295.0
Creditors due within one year	**(769.5)**	(706.0)	(566.0)	(435.7)	(310.4)	(232.1)	(432.0)	(469.8)	(207.2)	(154.4)
Total assets less current liabilities	**7,957.9**	7,513.6	7,162.2	5,851.9	5,271.3	4,566.9	4,001.6	2,771.3	2,368.0	1,721.9
Creditors due after one year	**(3,613.7)**	(3,057.3)	(3,249.4)	(2,271.7)	(1,877.6)	(2,083.2)	(1,986.5)	(1,045.5)	(914.5)	(946.4)
Convertible bonds	**(146.7)**	(463.9)	(463.2)	(462.4)	(461.6)	(146.4)	(146.3)	(146.3)	(146.2)	
Provisions for liabilities and charges	**(89.6)**	(77.9)								
Net assets	**4,107.9**	3,914.5	3,449.6	3,117.8	2,932.1	2,337.3	1,868.8	1,579.5	1,307.3	775.5
Represented by:										
Called up share capital	**129.6**	129.6	129.5	129.5	128.9	118.9	107.9	92.1	75.5	58.7
Reserves	**3,978.3**	3,784.9	3,320.1	2,988.3	2,803.2	2,218.4	1,760.9	1,487.4	1,231.8	716.8
Shareholders' funds	**4,107.9**	3,914.5	3,449.6	3,117.8	2,932.1	2,337.3	1,868.8	1,579.5	1,307.3	775.5
	p	p	p	p	p	p	p	p	p	p
Earnings per share	**30.8**	11.8	24.8	10.1	21.2	15.7	11.2	8.4	11.5	8.6
Dividends per share	**12.4**	11.5	10.9	10.3	9.8	9.0	8.6	8.1	7.5	7.0
Net assets per share	**833**	802	694	630	592	487	426	416	413	283
Diluted net assets per share	**803**	774	681	625	592	478	424	415	411	288

Sponsorship

The Royal Ballet School is one of a large number of organisations and institutions that British Land supports through sponsorship and other funding initiatives. The company is strongly committed to investing in the future through education, the arts and sport. Particular emphasis is given to helping young people improve their prospects and the quality of life.

- This year nearly 56,000 schoolchildren from 1,670 schools are taking part in The British Land UK Chess Challenge, the largest chess tournament in the world. The tournament is designed for all standards of play and all ages from 18 down to 6 years old. Schools build their reputations, while children benefit from constructive enjoyment as they develop qualities of concentration, forward planning, resilience and flexibility.
- Partners in Leadership is a highly successful project organised by Business in the Community. Over 600 business partners are matched to head teachers throughout the country, providing a valuable sounding board as well as a link between the school and the business community. British Land sponsors the Partners in Leadership Newsletter and encourages and supports its own employees' involvement as business partners.
- The Prince's Trust helps young people to succeed, focusing on 14-30 year olds who lack the opportunity or means to make the most of their lives. British Land is currently helping six young people to realise their full potential by starting their own businesses.
- The West Euston Partnership involves Camden Council, the Health Authority, the police, community associations, tenants, the church, the Crown Estate, British Land and the Prudential with a brief to unite the diverse Camden community. British Land contributes to the Partnership's work and supports community regeneration in the area.

The Company's commitment to the future also includes being a corporate partner of the London Business School and publishing an award-winning series of Educational Broadsheets for schools. British Land supports the Investment Property Forum's Educational Trust, Barnardo's, the British Red Cross, Mencap and the NSPCC.

British Land has contributed to the Tate Gallery and sponsored the Museum of Modern Art. The British Museum, the Victoria and Albert Museum, the Wallace Collection, the London Philharmonic Orchestra, the Royal Opera House, the Royal Academy of Music, the London Mozart Players, the Monteverdi Choir, the English National Opera, the National Theatre, the Wigmore Hall and the Regent's Park Open Air Theatre have also received support. The Company is a founding exhibition patron of the Royal Academy of Arts.

British Land has been sole sponsor of The British Land National Ski Championships for 24 consecutive years and also sponsors The British Land Alpine Ski Team. The Company is presenting sponsor of the 2002 Super Series Squash Finals at Broadgate. The British Land British Open and Amateur Championships for Real Tennis are now in their ninth year.



Chris Nash has an instantly recognisable style – that has no equal in the demanding field of dance photography. BBC2s 'The Late Show' called him 'one of the most creative photographers of his generation'. His ability to capture the crucial moment – the climax of a sequence of steps, the precise and defining gesture – is partly his photographer's intuition and partly his profound knowledge of the mechanics of dance.

After graduating with an honours degree in Fine Art from Goldsmiths, he assisted portrait photographer Geg Germany for two years and then began working freelance. Since then he has held over fifty exhibitions in 15 different countries. He is the recipient of a Dance Umbrella/Time Out Award, the inscription of which reads 'For helping to make the face of dance more recognisable, this award goes to Photographer Extraordinaire Chris Nash'. The Independent On Sunday speaks of his 'vital, gravity-defying images'.

Away from his dance photography, Chris Nash's work can be found on advertising billboards, in fashion catalogues and on album covers. More recently he has turned to installation, video projection and computerised image manipulation, and is currently touring a new exhibition, Stopmotion, which has been seen at the National Theatre, London.

Designed by: CDT Design

Photography by: Chris Nash

Copywriting by: Tim Shackleton

Typesetting by: New Leaf

Printed by: The Beacon Press

The paper used in this Annual Report is made from pulp where for every tree felled 3-4 are planted. The mill recycles the water and 'millbroke' or offcuts and rejects used in the papermaking process.

RECYCLABLE

British Land would like to thank everyone involved in the photographic shoot for this year's annual report, especially the students featured in these pages:

Cornell Callende, Nutnaree Pipithsuksunt, William Moore, Amy Hadley, Shevelle Dynott, Louise Bennett, Claire Tilley, Claire Calvert, Tracey Jones, Antoinette Brooks, Samara Downs, Pietra Mello-Pittman, Nandita Shankardass, Jenna Roberts, Zachary Faruque, Guy Burden, Kenta Shimizu, Daniel Morrison, Kumiko Tsuji, Katy Harvey, and James Hay.



END